BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

PROPOSAL OF THE BOARD OF DIRECTORS FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS TO BE HELD ON APRIL 12, 2023

Dear Stockholders,

In compliance with CVM Resolution No. 81/2022, we hereby present the management proposal ("Proposal") of BRF S.A. ("Company" or "BRF"), containing the information and documents related to the matters to be deliberated at the Ordinary and Extraordinary General Shareholders’ Meetings, to be held on April 12, 2023, at 11:00 a.m. ("OEGM"), under virtual format, through the Chorus Call digital platform ("Digital Platform"):

I. ORDINARY GENERAL SHAREHOLDER’S MEETING

(i) To take the Management's accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents for the year ended December 31, 2022.

Management Proposal: Approve the management accounts and financial statements of the Company for the fiscal year ended December 31, 2022 ("2022 Year"), accompanied by the management report, the explanatory notes, the report of the independent auditors, the opinion of the Fiscal Council, the summary annual report of the Audit and Integrity Committee, the comments of the Directors on the Company's financial situation, in accordance with Item 2 of the reference form, pursuant to Annex I to this Proposal, as required by article 10 of CVM Resolution No. 81/2022.

We emphasize that the allocation of net profit for the Fiscal Year 2022 will not be the subject of a resolution at the Annual General Meeting, since the Company calculated a loss in such year. For this reason, Annex A of CVM Resolution No. 81/2022 is not being presented.

(ii) Establish the annual global compensation of the Company's management for the year 2023.

Management Proposal: Pursuant to article 17 of the Bylaws, approve the annual global compensation for the year 2023 for the members of the Company's Board of Directors and Statutory Board of Executive Officers in the amount of up to R$109,898,000.00 (one hundred and nine million eight hundred and ninety-eight thousand reais). This amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the termination of the position, as well as variable compensation (profit sharing) and amounts related to the Company's Stock Option Grant Plan and Restricted Stock Grant Plan, as summarized below:

	Approved 2022	Realized 2022	Proposal 2023
Board of Directors (in thousands of Brazilian Reais)
Fees + Benefits	16,983	9,491	9,738
Stock-based compensation	1,837	1,249	0
Total Board of Directors	18,821	10,739	9,738
Statutory Board of Executive Officers (in thousands of Brazilian Reais)
Fees + Benefits	42,579	24,025	45,403
Stock-based compensation	23,229	18,184	20,609
Profit Sharing	25,269	0	34,147
Total Statutory Board of Executive Officers	91,078	42,208	100,160

TOTAL Board of Directors and Statutory Board of Executive Officers	109,898	52,947	109,898

The value proposed for the 2023 financial year is equal to the value approved for the 2022 Financial Year, with difference only in the distribution.

The proposal for compensation of administrators for 2023 does not take into account the employer's social charges, according to the understanding expressed by the Collegiate of the Brazilian Securities and Exchange Commission (CVM) within the scope of CVM Administrative Proceeding No. 19957.007457/2018-10.

The information related to Item 8 of the reference form, as required by article 13 of CVM Resolution No. 81/2022 is included in Annex II to this Proposal.

(iii) Elect the members of the Fiscal Council.

Management Proposal: Considering that the operation of the Company's Fiscal Council ends on the first Ordinary General Meeting (OGM) after its election, as provided for in article 161, paragraph 5 of the Brazilian Corporate Law, and that article 30 of the Bylaws establishes that the Company will have a Fiscal Council with permanent operation, it is proposed to elect, for a term of office until the Ordinary General Meeting to be held in the fiscal year of 2024, the following full and alternate members of the Fiscal Council:

Effective Members	Alternate Members
Bernardo Szpigel	Valdecyr Maciel Gomes
Marco Antônio Peixoto Simões Velozo	Luis Fernando Prudêncio Velasco
Attilio Guaspari	Marcus Vinícius Dias Severini

Annex III to this Proposal contains information regarding candidates for members of the Company's Fiscal Council, pursuant to Items 7.3 to 7.6 of the reference form, as required by article 11 of CVM Resolution No. 81/2022.

(iv) Establish the compensation of the members of the Fiscal Council for the fiscal year 2023.

Management Proposal: Pursuant to article 16, item V, of the Bylaws, approve the compensation for the year 2023 for the effective members of the Company's Fiscal Council in an amount corresponding to 10% (ten percent) of the average value of the compensation attributed to the Company's Officers (not including benefit, representation funds and profit sharing), pursuant to article 162, paragraph 3, of the Brazilian Corporate Law, considering the maximum value of R$877,000.00 (eight hundred and seventy-seven thousand reais), as summarized below:

	Approved 2022	Realized 2022	Proposal 2023
Fiscal Council (in thousands of Brazilian Reais)
Fees	877	576	877
Total Fiscal Council	877	576	877

The information related to Item 8 of the reference form, as required by article 13 of CVM Resolution No. 81/2022, is included in Annex II to this Proposal.

II. EXTRAORDINARY GENERAL MEETING

(i) Amend article 3 of the Company's Bylaws to include the activities of "intermediation and agency of services and business in general, except real estate" and "provision of administrative services to third parties" in the Company's corporate purpose.

Management Proposal: Approve the proposed amendments to the Bylaws listed above, since they aim to allow, respectively, (a) the intermediation by the Company of businesses carried out by its integrating producers in the marketplace platform of third parties; and (b) expansion of the scope of action of the Shared Services Center (CSC), already maintained by the Company. The activities proposed to be included in the corporate purpose constitute modalities of activities related or integrated to those already developed by the Company. Therefore, the proposed insertions will not result in a change in the business to which the Company is dedicated or in the business risk to which its stockholders are exposed and, consequently, will not imply an effective change in BRF's corporate purpose, pursuant to article 137 c/c 136, item VI, of the Brazilian Corporate Law.

Annex IV to this Proposal contains the version of the Company's Bylaws with the amendments incorporated and highlighted and Annex V the proposed amendments in the form of a comparative table, indicating the justification for the amendment and the analysis of the legal and economic effects, as required by article 12 of CVM Resolution No. 81/2022.

(ii) Amend article 33, paragraph 2, of the Company's Bylaws to expressly provide that the same member of the Audit and Integrity Committee may accumulate the characteristics of financial expert and independent director, in accordance with article 22, item V, item ‘c’, of B3's Novo Mercado Regulation.

(iii) Amend article 33, paragraph 7, of the Company's Bylaws to provide that the functions and activities of the Coordinator of the Audit and Integrity Committee will be defined in the internal regulations of the body, in accordance with article 22, item III, of B3's Novo Mercado Regulation.

Management Proposal: Approve the proposed amendments to the Bylaws listed above, since they aim to adapt it to the new version of B3's Novo Mercado Regulation (“Novo Mercado Regulation”).

Annex IV to this Proposal contains the version of the Company's Bylaws with the amendments incorporated and highlighted and Annex V the proposed amendments in the form of a comparative table, indicating the justification for the amendment and the analysis of the legal and economic effects, as required by article 12 of CVM Resolution No. 81/2022.

(iv) Consolidate the Company's Bylaws with the approved amendments.

Management Proposal: If the proposals subject to items i, ii and iii above are approved, the Company's Management proposes to approve the consolidation of the Bylaws, in order to reflect, in a single document, the wording in force, under the terms of the document contained in Annex IV to this Proposal.

This is what the Board of Directors had to propose and expects to be evaluated and approved by the stockholders.

* * *

The Company's stockholders interested in accessing the information or answering questions regarding the above proposals should contact the Investor Relations area, by phone +55 (11) 2322-5377 or via email: acoes@brf.com. All documents pertinent to this OEGM are available to stockholders at https://ri.brf-global.com/, www.b3.com.br and www.cvm.gov.br.

São Paulo, March 8, 2023.

TABLE OF CONTENTS

Annexes to the Management's Proposal for the Annual and Extraordinary General Meeting of BRF S.A., to be held on April 12, 2023.

Annex I – Management Comments on the Company's financial situation (Item 2 of the reference form, according to CVM Resolution No. 80, of March 29, 2022). p. 06

Annex II – Information on the compensation of the Directors and the Fiscal Council (Item 8 of the reference form, according to CVM Resolution No. 80, of March 29, 2022). p. 61

Annex III – Information on candidates for the positions of members of the Fiscal Council (Items 7.3 to 7.6 of the reference form, according to CVM Resolution No. 80, of March 29, 2022). p. 98

Annex IV – Copy of the Company's Bylaws with emphasis on the proposed changes (Article 12, item I, of CVM Resolution No. 81, of March 29, 2022). p. 103

Annex V – Comparative table of the proposed amendment to the Company's Bylaws with the indication of the justification (Article 12, item II, of CVM Resolution No. 81, of March 29, 2022). p. 138

* * *

BRF S.A.

Annex I – Management Comments on the Company's financial situation (Item 2 of the reference form, according to CVM Resolution No. 80 of March 29, 2022)

2.        Directors’ comments

2.1 – The directors must comment on:

(a)       General Financial and Equity Conditions

We understand that the Company's financial and equity conditions are sufficient to implement its business plan and comply with its short- and medium-term obligations. The Company's cash generation, together with the available credit lines, is sufficient to meet the financing of its activities and cover its need for funds to execute its business plan.

Fiscal year ended December 31, 2022

In the fiscal year ended December 31, 2022, the Company expanded its presence in the Halal market with the opening of the Dammam plant in Saudi Arabia, increasing its production capacity in the region of value-added items. It also resumed exports of processed products from the Abu Dhabi plant in the United Arab Emirates to Saudi Arabia. Also in 2022, through its wholly owned subsidiary BRF GmbH, BRF entered into a joint venture agreement with Halal Products Development Company, a wholly owned subsidiary of the Public Investment Fund (“PIF”), which aims to develop the Halal industry in Saudi Arabia through innovation and growth in the Halal segment. The transaction is still subject to obtaining approvals from the regulatory authorities and corporate bodies of the parties to the Joint Venture. At the same time, it faced the effects of the conflict between Ukraine and Russia in the regions where it operated, a fact that caused changes in demand behavior, volatility in macroeconomic conditions and – associated with other market factors – an increase in the cost of productive inputs, notably the cost of freight, labor and packaging.

The Company highlights among the relevant facts of 2022 the conclusion of the Leniency Agreement with the Comptroller General of the Union (“CGU”) and the Attorney General of the Union (“AGU”), closing the investigations against BRF in the areas of Cheating and Weak Meat Operations.

The Company closed the operation foreseen in the Investment Agreement, entered into with AES Brasil Energia, which includes the formation of Potengi Holdings S.A., a joint venture between the companies, which aims to build a park for self-generation of wind energy at the Cajuína Wind Farm Complex, Rio Grande do Norte. Additionally, in a joint initiative with Intrepid Participações S.A., the Company will seek to implement a solar self-generation park in Ceará. The partnerships aim to ensure clean energy at very competitive costs and, added to BRF's current clean energy portfolio, seek to provide BRF with 88% of the Company's electricity from clean and renewable sources in Brazil. As such, the Company reinforces its commitment to become Net Zero in greenhouse gas (GHG) emissions by 2040, both in operations and in the production chain.

In 2022, BRF also confirmed its permanence in the portfolio of the Corporate Sustainability Index – ISE of B3. The ISE is a tool for comparative analysis of the performance of companies listed on the B3 under the aspect of corporate sustainability, based on environmental balance, social justice, corporate governance and economic efficiency. This achievement reinforces the transparency of the Company's actions with sustainable growth and reaffirms efforts to improve its management practices in order to generate value for its stockholders and society.

In the fiscal year ended December 31, 2022, the Company presented net revenue from continuing operations of R$53,805,028 thousand (11.3% above the fiscal year ended 12/31/21). The loss before the financial income was R$136,289 thousand in the fiscal year ended on 12.31.22 and the net loss for the year was R$3,141,625 thousand.

The Company's Net Debt totaled R$14,597,598 thousand, 15.8% below that recorded on 12.31.21, mainly due to the follow-up carried out in 2022, partially offset by the lower operating cash flow of the year, as well as greater financial cash flow due to derivative settlements to protect the net foreign exchange exposure of the balance sheet.

The Company's Leverage (measured as described in item 3.2 of this Reference Form), reached 3.75 x on 12.31.2022, compared to 3.12 x on 12.31.2021.

Net financial expenses totaled R$2,668,775 thousand in the fiscal year ended 12.31.22, 12.3% lower than in the same period of the previous year, notably due to the effects of hyperinflation in Turkey, an option launched in a business combination (see note 24.8.1 to the financial statements for the year ended 12.31.22), financial revenue from the repurchase of bonds maturing 2030 and 2050, as well as the effect of the increase in interest rates and inflation. On 12.31.22, the Company's consolidated net worth totaled R$11,822,869 thousand, above the R$8,825,623 thousand recorded on 12.31.21.

(b)       Capital Structure

The company's capital structure considers its equity to be its Net Worth, and its Third-Party Capital to be its Gross Debt, consisting of current and non-current Loans and Financing, plus net current and non-current Derivative Financial Instruments.

As of December 31, 2022, the Company's capital structure was composed of 33.3% equity and 66.7% third-party capital.

As of December 31, 2021, the Company's capital structure consisted of 25.6% equity and 74.4% third-party capital.

As of December 31, 2020, the Company's capital structure was composed of 28.2% equity and 71.8% third-party capital.

The Company's financing pattern is based on the use of its own and third-party resources, the latter being related to raising funds from financial institutions and/or issuing debts in the national and international capital markets. More details on the use of third-party capital by the Company can be obtained in item 2.1.f. below.

We believe that the Company's current capital structure presented, in the periods indicated, a balanced capital structure between equity and third parties, consistent, in our view, with its activities, in the proportion presented in the table below:

(in thousands of R$, except %)
December 31, 2022
Third-party capital (gross debt)	23643019
Equity (net worth)	11822869
Total capital (third parties + equity)	35465888
Portion of third party capital	66.7%
Portion of equity	33.3%

(c)       Capacity to pay in relation to the financial commitments

The Company evaluates that it has the capacity to pay in relation to the financial commitments assumed, mainly considering that:

•	On 12.31.22, the current Gross Debt is R$3,841,477 thousand, which represents 16.2% of the total Gross Debt;
•	The average settlement period of the Company's Loans and financing is close to eight years; the Company maintains a balance of Cash and cash equivalents, Securities and Restricted Cash that, together, reach the amount of R$9,045,421 thousand; and
•	the maturity schedule, with the projection of future interest, of the Company's Loans and Financing based on the balance and curves on 12.31.22 is set forth as follows:

We understand that the Company has sufficient financial conditions to comply with its financial commitments. The Company's general and current liquidity ratios on December 31, 2022 were 0.80 and 1.19, respectively. As of December 31, 2022, the Company had approximately R$23,517 million in loans and financing taken (this balance does not consider Derivative Financial Instruments, current and non-current net). On this date we did not have any financing agreement whose disbursement has not been made in full. The Company's relationship with top-tier financial institutions allows access to additional credit lines, if necessary.

(d)       Sources of financing for working capital and for investments in non-current assets used

The Company's main sources of liquidity have been the generation of cash from its operating activities, loans and other financing. In the last three fiscal years, the Company has raised funds through loans and financing operations with the financial and capital markets, which were used to finance its working capital needs and short-term and long-term investments (see item 10.1.f for more details on relevant loan and financing agreements).

(e)       Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficiencies

The Company will contract new loan and financing operations with the financial and capital markets when it identifies the need for additional resources to finance the long-term investment plan or with the objective of continuing to improve the profile of its debt. Whenever possible, the Company will prioritize long-term funding and attractive costs for specific objectives.

The Company believes that these sources of financing will be sufficient to cover its working capital and investment needs in the normal course of its business.

(f)       Debt levels and the characteristics of such debts, further describing:

The Company's main source of debt is the raising of funds for the financing of its investments in fixed assets and working capital. On 12.31.22, the Company's loans and financing totaled R$23,517,000 thousand, of which R$10,967,819 thousand were denominated in local currency and R$12,549,181 thousand in foreign currency, primarily in US dollars. On 12.31.21, the Company's loans and financing totaled R$25,456,030 thousand, of which R$9,112,478 thousand were denominated in local currency and R$16,343,552 thousand in foreign currency, primarily in US dollars.

The Company uses the net resources obtained through financing for capital expenditures, expenses associated with the production process and for liquidity maintenance.

The main information used to assess the Company's financial situation is presented in the financial statements for the fiscal years ended December 31, 2022 and 2021. Furthermore, section 2.5 of this form presents Gross Debt and Net Debt, complementary non-accounting metrics, and section 3.7 contains the level of debt.

The table below presents an additional breakdown of the Company's debt by type of debt:

The following tables present the changes in the Company's Loans and Financing on 12.31.22 and in the two previous fiscal years:

Current and Non-Current Loans and Financing – Fiscal year ended on 12.31.22 (In thousands of R$)

Current and Non-Current Loans and Financing – Fiscal year ended on 12.31.21 (In thousands of R$)

Current and Non-Current Loans and Financing – Fiscal year ended on 12.31.20 (In thousands of R$)

(i)       Relevant loan and financing agreements

The main loan and financing instruments in force on December 31, 2022 are described below.

Loans and Financing in National Currency

Development Bank Credit Lines

Development Bank Credit Lines. During 2020, the Company had outstanding obligations to BNDES, including loans obtained under the FINEM program. The loans with BNDES were signed to finance the acquisition of machinery and equipment, as well as the construction, improvement, and expansion of production facilities. The principal amount and interest on these loans were usually paid monthly. The principal amount of the loans was denominated in Brazilian Reais with interest rates subject to changes in TJLP and Selic. These loans are included in the “Development Bank Credit Line – National Currency” line of the tables above. All credit lines with development banks were liquidated during 2020. In 2021, because of the acquisition of the companies Mogiana and Hercosul, the Company absorbed credit lines from development banks, whose principal amount is denominated in Brazilian Reais with interest rates subject to variations in the TJLP/TLP and IPCA. On 12.31.21, the outstanding balance was R$7,679 thousand. As of 12.31.22, there is no outstanding balance.

Working Capital Credit Lines

Rural Credit Financing. The Company had loans in the amount of R$401,661 thousand on 12.31.22 with commercial banks that, under a program of the Federal Government, offers attractive interest rates of 10.75% p.a., focused on encouraging rural activities maturing in 2022 and 2023. The proceeds from these loans are usually applied and are included in the “Working Capital – National Currency” line of the tables above. These lines of credit are included in the line “Working capital — local currency” in the table above.

Other Lines of Working Capital. The Company had other working capital lines in the amount of R$7,525 thousand on 12.31.22 with commercial banks, with maturity dates between 2022 and 2024. Generally, the Company uses the resources of these loans for working capital.

Export Credit Lines

Pre-financing lines for exports. The Company has a pre-financing line for export with a total balance of R$3,613,555 thousand on 12/31/22. The debt under these credit lines is denominated in Brazilian Reais with maturity dates between 2022 and 2028. These loans are included in the line “Export credit facility – National Currency” of the tables above.

Tax Incentives

State Tax Incentives. The Company also has credits offered under state tax incentive programs to promote investment in these states, with a balance of R$5,286 thousand on 12.31.22. Under these programs, the Company was granted credit proportional to the payment of ICMS generated by investments in the construction or expansion of production units in these states. These credits have a term of 20 years and fixed interest rates. These credit lines are included in the line “Tax incentives – National Currency” of the tables above.

Agribusiness Receivables Certificate ("CRA")

On December 16, 2016, the Company completed the issuance of CRAs linked to the public offering of distribution of the 1st and 2nd Series of the 1st Issue of Vert Companhia Securitizadora, in the amount of R$1,500,000 thousand, net of interest. The issuance of the 1st Series totaled R$780,000 thousand at the cost of 96.00% of the Interbank Deposit rate, with the principal maturing in a single installment on December 16, 2020 and interest paid every 8 months. The issuance of the 2nd Series, in turn, totaled R$720,000 thousand, at a cost of 5.8970% p.a. updated by the variation of the IPCA, with maturity of the principal in a single installment on December 18, 2023 and interest paid every 16 or 18 months. The CRAs are backed by credits arising from the Company's exports contracted with BRF Global GmbH and BRF Foods GmbH and have been assigned and/or promised to said securitization company. This operation is included in the “Agribusiness Receivables Certificate – National Currency” line of the tables above. On 12.31.22, the outstanding balance of this line was R$999,646 thousand.

Debentures

1st Issue of Debentures: On April 30, 2019, 750,000 Debentures were subscribed with a unit par value of R$1,000.00, totaling R$750,000 thousand, being issued in 3 series. The Debentures are simple, non-convertible into stock, unsecured and with restricted efforts. The 1st grade has an amount of R$70,000 thousand remunerated at CDI+0.80% with payment of semi-annual interest and single maturity of principal in 2022. The 2nd grade has an amount of R$411,732 thousand remunerated to IPCA + 5.50% with payment of semi-annual interest and maturity of principal in 2025 and 2026. The 3rd grade has an amount of R$268,268 thousand remunerated to CDI+1.45% with payment of semi-annual interest and principal maturity in 2025 and 2026. On 12.31.22, the outstanding balance for the 2nd and 3rd series was R$768,428 thousand.

2nd Issue of Debentures: On July 14, 2020, the 2nd (second) issue of simple debentures, not convertible into stock, of the 2nd (two) series, for private placement, was approved by the Company. The Debentures were privately placed with VERT, within the scope of the 46th (forty-sixth) issuance of agribusiness receivables certificates, in a single series, from the Securitizer (“CRA”), backed by agribusiness credit rights arising from the Debentures, which were, on 07.14.2020, subject to public distribution with restricted efforts, pursuant to Law No. 11.076, of December 30, 2004, as amended, CVM Instruction No. 600, of August 1, 2018, as amended, and CVM Instruction No. 476, of January 16, 2009, as amended. The Securitization Company subscribed, within the scope of the Private Placement, 2,200,000 Debentures with a nominal unit value of R$1,000.00, totaling R$2,200,000 thousand. The 1st series has an amount of R$705,000 thousand remunerated to IPCA + 5.30% with payment of semi-annual interest and single maturity of principal in 2027. The 2nd grade has an amount of R$1,495,000 thousand remunerated to IPCA+5.60% with payment of semi-annual interest and maturity of principal in 2028, 2029 and 2030. On 12.31.21, the outstanding balance of this line is R$2,355,427 thousand.

3rd Issue of Debentures: On 05.28.2021, the Company approved the 3rd (third) issue of simple debentures, non-convertible into stock, of the unsecured type, in a single series, for private placement. The Debentures were privately placed with VERT, within the scope of the 60th (sixtieth) issuance of agribusiness receivables certificates, in a single series, from the Securitization Company (“CRA”), backed by agribusiness credit rights arising from the Debentures, which were, on 06.02.2021, subject to public distribution with restricted efforts, pursuant to Law No. 11.076, of December 30, 2004, as amended, CVM Instruction No. 600, of August 1, 2018, as amended, and CVM Instruction No. 476, of January 16, 2009, as amended. 1,000,000 (one million) Debentures were subscribed by the Securitization Company, within the scope of the Private Placement, with a nominal unit value of R$1,000.00 (one thousand Brazilian Reais), totaling R$1,000,000,000.00 (one billion Brazilian Reais). The Debentures will mature on May 14, 2031. On 12.31.21, the outstanding balance of this line was R$1,013,639 thousand.

4th Issue of Debentures: On July 13, 2022, the Company approved the 4th (fourth) issue of simple, non-convertible debentures, of 2 (two) series, for private placement. The Debentures were privately placed with VERT, within the scope of the 78th (seventy-eighth) issuance of agribusiness receivables certificates, in a single series, from the Securitizer (“CRA”), backed by agribusiness credit rights arising from the Debentures, which were, on 07.13.2022, subject to public distribution with restricted efforts, pursuant to Law No. 11.076, of December 30, 2004, as amended, CVM Instruction No. 600, of August 1, 2018, as amended, and CVM Instruction No. 476, of January 16, 2009, as amended. 1,700,000 Debentures with a nominal unit value of R$1,000.00 were subscribed by the Securitization Company within the scope of the Private Placement, totaling R$1,700,000. The 1st grade has an amount of R$710,000 thousand remunerated at CDI+1.25% with payment of semi-annual interest and single maturity of principal in 2027. The 2nd grade has an amount of R$990,000 thousand remunerated to IPCA+6.83% with payment of semi-annual interest and principal maturity in 2030, 2031 and 2032. On 12.31.22, the outstanding balance of this line was R$1,802,652 thousand.

Loans and Financing in Foreign Currency

Advance of Exchange Contract

The Company had a foreign exchange contract advance line, maturing in 2022. The debt under these credit lines is denominated in US dollars, with fixed interest. On 12.31.21, the outstanding balance of this line totaled R$3,103 thousand. On 31 12.22, there is no outstanding balance.

Export Credit Lines

Pre-financing lines for export: The Company has a pre-financing line for export, with a total balance of R$132,887 thousand, on 12.31.22. Debt under these credit lines is generally denominated in U.S. dollars, with maturity dates between 2022 and 2023. Interest on these lines accrues over the six- and twelve-month period and is equivalent to LIBOR plus spread. Under this line, the Company received a loan from one or more creditors guaranteed by receivables related to the exports of its products to specific customers, as in all operations of this nature.

Working Capital Credit Lines

These are funds obtained from international financial institutions, used mainly as working capital, mainly from subsidiaries located in Turkey, in the amount of R$514,004 thousand and maturing from 2022 to 2027.

Bonds

Senior Notes BRF 2023: On May 15, 2013, the Company made an offer of 10-year bonds abroad, in the total amount of US$500,000 thousand, maturing on May 22, 2023 ("Senior Notes BRF 2023"), issued at a coupon (interest) of 3.95% per year (yield to maturity of 4.135%), paid every six months, on November 22, 2013. On September 18, 2019, the Company finalized a repurchase offer in the amount of US$154,011 thousand, with the premium paid being US$1,733 thousand (equivalent to R$7,099 thousand), net of interest. On July 24, 2020, the Company finalized a repurchase offer in the amount of US$60,567 thousand, with the premium paid being US$1,120 thousand (equivalent to R$5,843 thousand), net of interest. On September 21, 2020, the Company finalized a repurchase offer in the amount of US$51,389 thousand, with the premium paid being US$1,876 thousand (equivalent to R$10,450 thousand), net of interest. This premium, paid to the holders of the existing securities, was recorded as a financial expense. On 12.31.21, the outstanding amount of principal and interest of these Senior Notes is R$1,185,479 thousand.

Senior Notes BRF 2024: On May 15, 2014, the Company concluded an offer of 10-year Senior Notes, in the total amount of US$750,000 thousand, maturing on May 22, 2024 ("Senior Notes BRF 2024"), issued at a coupon (interest) of 4.75% per year (yield to maturity of 4.952%), to be paid every six months, on November 22, 2014. On September 18, 2019, the Company finalized a repurchase offer in the amount of US$232,142 thousand, with the premium paid being US$9,250 thousand (equivalent to R$37,900 thousand), net of interest. On July 24, 2020, the Company finalized a repurchase offer in the amount of US$64,144 thousand, with the premium paid being US$1,988 thousand (equivalent to R$10,369 thousand), net of interest. On September 21, 2020, the Company finalized a repurchase offer in the amount of US$158,351 thousand, with the premium paid being US$10,372 thousand (equivalent to R$57,738 thousand), net of interest. This premium, paid to the holders of the existing securities, was recorded as a financial expense. On 12.31.22, the outstanding amount of principal and interest of these Senior Notes is R$1,525,727 thousand.

Senior Notes BRF 2026: On September 29, 2016, the Company, through its wholly-owned subsidiary BRF GmbH, completed the offer of Senior Notes of 10 (ten) years, in the total amount of US$500,000 thousand, maturing on September 29, 2026, issued at a coupon (interest) of 4.35% p.a. (yield to maturity of 4.625%), to be paid every six months, on March 29, 2017. On September 14, 2020, the Company finalized a repurchase offer in the amount of US$718 thousand, with the premium paid being US$28 thousand (equivalent to R$151 thousand), net of interest. This premium, paid to the holders of the existing securities, was recorded as a financial expense. On 12.31.22, the outstanding amount of principal and interest of these Senior Notes is R$2,608,613 thousand.

Senior Notes BRF 2030: On September 24, 2019, the Company completed an offer of Senior Notes in the total amount of US$750,000 thousand, maturing on January 24, 2030, issued at a coupon (interest) of 4.875% per year. As of December 31, 2020, there was US$750,000 thousand (equivalent to R$3,897,525 thousand) of outstanding principal of these securities. On June 2, 2021, the offer to repurchase the 4.875% Senior Notes (“Repurchase Offer”) was initiated and, on June 30, 2021, the Company disclosed the closing and final result of the Repurchase Offer of the 4.875% Senior Notes. The Repurchase Offer was not conditioned on the repurchase of any minimum principal amount of the 4.875% Senior Notes, but the Company's obligation to complete the Repurchase Offer was conditioned on the total amount of repurchase not exceeding US$180,000,000.00 (one hundred and eighty million US dollars). The Company paid the principal amount of USD 59,402,000.00 (equivalent to R$ 297,141,000.00). The repurchases generated financial expenses in the amounts of R$14,114,000 related to the premium paid, R$2,491,000.00 in taxes and R$3,089,394.87 related to the write-off of issuance costs. On 12.31.22, the outstanding amount of principal and interest of these Senior Notes is R$3,119,389 thousand.

Senior Notes BRF 2050: On September 21, 2020, the Company completed an offer of Senior Notes in the total amount of US$500,000 thousand, maturing on September 21, 2050, issued at a coupon (interest) of 5.75% per year. On October 26, 2020, the Company raised an additional US$300,000 thousand, issued at a coupon (interest) of 5.75% per year. On 12.31.22, the outstanding amount of principal and interest of these Senior Notes is R$3,463,081 thousand.

Derivatives

Under the Financial Risk Management Policy, in order to protect the Company against the uncertainties of the prices of risk factors (currencies, commodities and interest), the Company entered into currency derivatives contracts that had a fair value receivable of R$47,402 thousand, commodity derivatives contracts that had a positive fair value of R$26,759 thousand and interest derivatives contracts that had a fair value payable of R$197,117 thousand on 12.31.22 with several financial institutions on different maturity dates.

Other credit lines

Revolving Credit Lines. In order to maintain a prudential and sustainable position of short-term liquidity and in continuity with the strategy of extending the average term and reducing the cost of its debts, on 12.27.19, the Company contracted with Banco do Brasil a revolving credit line in the amount of up to R$1,500,000 thousand, maturing in three years. On October 28, 2020, the Company also contracted with Banco do Brasil, an additional revolving credit line, up to the limit of R$1,500,000 thousand, for a period of three years. These credit lines may be disbursed in whole or in part at the Company's discretion, when necessary. On 31.12.22 the lines were available, but had not been used.

Obligations

Several of the instruments governing the Company's debt contain limitations on encumbrances and some of the instruments governing debt contain other clauses, such as limitations on mergers and sales of assets and transactions with affiliates. On 12.31.21, the Company was in compliance with the clauses contained in the debt instruments. Such debt instruments include customary events of default. Instruments governing a substantial portion of the Company's debt contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default on one of these instruments could trigger an event of default on another debt or allow a creditor, under another debt instrument, to accelerate the maturity event.

Relevant financial contracts entered into after December 31, 2022

The relevant financial contracts entered into after December 31, 2022 (base date of this Reference Form) are described in Section 3.9 of this Reference Form.

(ii)       Other long-term relationships with financial institutions

The Company has agreements with financial institutions whose objective is to facilitate access to credit for its rural producers partners for the construction of aviaries, farms and adjustments.

It also has agreements that seek to facilitate access to credit from its suppliers who wish to anticipate receivables from the Company.

Finally, the Company has derivative transactions aimed at hedging against exchange rate changes, commodity prices and interest rates, without speculative purposes. These transactions are accounted for at their fair value.

(iii)       Degree of subordination between debts

There is no degree of contractual subordination between the Company's unsecured financial debts. Currently, the Company does not have financial debts that have collateral.

(iv)       Any restrictions imposed on the issuer, in particular, in relation to debt limits and contracting of new debts, the distribution of dividends, the disposal of assets, the issuance of new securities and the disposal of corporate control, as well as whether the issuer has been complying with these restrictions

The Company's debts described in this item 2.1 (f) have, as the case may be, usual non-financial covenants of contracts entered into in the financial and capital markets, which may cause the early maturity of one or more contracts due, for example: (i) to default by the Company, from defined limits, as the case may be; (ii) to cross-default, from defined limits, as the case may be; (iii) when the early maturity of other debts (cross-acceleration) occurs, based on the defined limits, as the case may be; (iv) to restrictions on the distribution of dividends, in case of default; (v) to the restriction of disposal of assets, from certain limits, excluding types of assets and operations, as the case may be; (vi) to the disposal of corporate control, etc.; (vii) to the change of control; etc. Such obligations are being met in accordance with contractual requirements. The Company does not have financial covenants in its contracts.

(g)       Limits on financing already contracted and percentages already used

All financing agreements entered into by the Company were fully disbursed, except for the Revolving Credit Facilities, mentioned above, which remained available according to the initial balance of R$3,000,000 thousand, but not disbursed.

(h)       Significant changes in items of the income statement and cash flow statement

Fiscal year ended December 31, 2022 compared to fiscal year ended December 31, 2021

The following table presents financial information for the fiscal years ended December 31, 2022 and December 31, 2021.

INCOME STATEMENT

(In thousands of R$, except when %)	12.31.22	AV-% 12.31.22 (2)	12.31.21 (1)	AV - % 12.31.21 (2)	Variation% 2022 x 2021
CONTINUED OPERATIONS
NET REVENUE	53,805,028	100.0%	48,343,305	100.0%	11.3%
Cost of goods sold	(45,672,376)	-84.9%	(38,650,772)	-80.0%	18.2%
GROSS PROFIT	8,132,652	15.1%	9,692,533	20.0%	-16.1%
OPERATING REVENUE (EXPENSES)
Sales	(7,067,148)	-13.1%	(6,058,250)	-12.5%	16.7%
General and administrative	(644,827)	-1.2%	(822,960)	-1.7%	-21.6%
Impairment of accounts receivable	(12,772)	0.0%	(12,799)	0.0%	-0.2%
Other operating revenue (expenses), net	(545,270)	-1.0%	211,263	0.4%	-358.1%
Equity method	1,076	0.0%	-	0.0%	.0%
PROFIT (LOSS) BEFORE FINANCIAL INCOME	(136,289)	-0.3%	3,009,787	6.2%	-104.5%
Financial expenses	(3,585,765)	-6.7%	(3,331,615)	-6.9%	7.6%
Financial revenue	1082935	2.0%	537,736	1.1%	101.4%
Monetary and exchange variations	(165,925)	-0.3%	(250,696)	-0.5%	-33.8%
PROFIT (LOSS) BEFORE TAXES ON PROFIT	(2,805,044)	-5.2%	(34,788)	-0.1%	7963.3%
Taxes on profit	(285,634)	-0.5%	552,102	1.1%	-151.7%
NET PROFIT (LOSS) FROM CONTINUING OPERATIONS	(3,090,678)	-5.7%	517,314	1.1%	-697.4%
DISCONTINUED OPERATIONS
NET LOSS FROM DISCONTINUED OPERATIONS	(50,948)	-0.1%	(79,930)	-0.2%	-36.3%
NET PROFIT (LOSS) FOR THE YEAR	(3,141,626)	-5.8%	437,384	0.9%	-818.3%
Net Profit (Loss) from Continuing Operations Attributable to
Controlling stockholders	(3,115,455)	-5.8%	499,385	1.0%	-723.9%
Non-controlling stockholders	24,777	0.0%	17,929	0.0%	38.2%
	(3,090,678)	-5.7%	517,314	1.1%	-697.4%

(1) Information extracted from the Consolidated Financial Statements for the fiscal year ended December 31, 2022 and the Consolidated Financial Statements for the fiscal year ended December 31, 2021.

(2) Representativeness in relation to Net Revenue.

Net Revenue

(In thousands of R$, except when %)	12.31.22	12.31.21
Net revenue
Brazil
In-natura	5,976,960	6,002,585
Poultry	4,576,600	4,544,724
Pigs and others	1,400,360	1,457,861
Processed foods	20,878,697	18,729,686
Other sales	142,131	76,618
	26,997,788	24,808,889
International
In-natura	20,044,710	18,212,688
Poultry	18,110,329	15,818,512
Pigs and others	1,934,381
Processed foods	3,679,233	2,955,431
Other sales	379,192	346,585
	24,103,135	21,514,704
Other segments
Others	2,704,105	2,019,712
	53,805,028	48,343,305

The Company's consolidated net revenue increased by R$5,461,723 thousand, or 11.3%, from R$48,343,305 thousand in 2021 to R$53,805,028 thousand in 2022, mainly due to:

1.       Brazil – Net revenue increased by R$2,188,899 thousand, or 8.8%, from R$24,808,889 thousand in 2021 to R$26,997,788 thousand in 2022. This increase is due to investments in the Company's brands, expansion of the portfolio of products with high added value, growth of its performance in new channels and strengthening of those in which the Company was already present, in addition to improving the level of services to its customers. Although the consumption scenario in Brazil continues to be pressured mainly by the high level of household debt and high levels of costs, we present i) sequential evolution of margins in the domestic market, ii) market stock gain in all subcategories, iii) leadership in preference and iv) optimal execution of the commemorative campaign, achieved through disciplined monitoring of execution at the point of sale and improvement of service levels.

2.       International – Net revenue increased by R$2,588,431 thousand, or 12.0%, from R$21,514,704 thousand in 2021 to R$24,103,135 thousand in 2021. The main factors were: (i) increase in the stock of high value-added products; (ii) increase in the number of qualifications, aiming to enhance the markets in which the Company operates, as well as new geographies and products; and (iii) the devaluation of the real versus the dollar, which favored prices in Brazilian Reais. In 2022, we observed in the Asia segment a 6.5% decrease in net revenue that is explained by lower export volumes to China and an appreciation of 4.6% of the Brazilian real[1], which were partially mitigated by higher chicken meat prices to Japan, South Korea and China. On the other hand, the Halal DDP and Direct Exports segments showed growth in annual net revenue. The Halal DDP segment grew 23.1% in net revenue due to i) a 15.1% increase in sales volume for the region; ii) an increase in the stock of high value-added products; and iii) higher prices in the region due to fluctuations in the supply of local chicken meat that offset the appreciation of the real against the US dollar, which disadvantages prices in Brazilian Reais. The Direct Exports segment showed an expansion of 19.4% in net revenue, due to i) an increase in the stock of high value-added products; iii) higher prices for GCC and the Americas, due to the restriction of Ukrainian exports to the Middle East and outbreaks of avian influenza in the USA that fostered export prices to Mexico and Chile, which offset the negative effect on real prices of the appreciation of the Brazilian currency; and iv) an increase in the number of qualifications, aiming to enhance the markets in which the Company operates, as well as new geographies and products

3.       Other segments – In 2022, net revenue increased by R$684,393 thousand, or 33.9%, from R$2,019,712 thousand in 2021 to R$2,704,105 thousand, in 2022, mainly due to better prices practiced in BRF Ingredients' businesses, higher volumes marketed in the Company's Global Desk, as well as due to the consolidation of Pet Food operations.

[1] Average exchange rate R$/USD. 2021:5.40; 2022: 5.16.

Cost of goods sold

In 2022, the cost of products sold totaled R$45,672,376 thousand, with an increase of 18.2% or R$7,021,604 thousand compared to 2021, which was R$38,650,772 thousand. In 2022, we had a 19.3% increase in raw material and input costs, equivalent to a higher expenditure of R$5,650,526 thousand. This increase is a reflection of the average increase in grain prices, as well as the exchange rate devaluation that impacted the costs of acquiring inputs and supplies. Eliminating the effect of Turkey's hyperinflation, the cost of products sold proforma reached R$45,370 (R$9.55/kg) in 2022.

Gross profit

In 2022, gross profit totaled R$8,132,652 thousand, registering a decrease of 16.1%, or R$1,559,881 thousand, compared to 2021, which was R$9,692,533 thousand. Due to the reasons listed above. Gross margin fell from 20.0% in 2021 to 15.1% in 2022.

Operating revenue (expenses)

In 2022, operating expenses increased by R$830,738 thousand, or 12.1%, as a result of: (i) expenses related to preventing and combating the effects of Covid-19 on operations; (ii) higher expenses denominated in Brazilian Reais, in the international market, due to currency devaluation; and (iii) freight expenses in Brazil, given the greater supply and demand for trucks. In relative terms, operating expenses represented 14.4% of net revenue in 2022, compared to 14.3% in 2021, as a result of a tighter control of expenses in the period. The Company incurred restructuring expenses in the amounts of: (i) R$14,820 in the cost of products sold, (ii) R$20,139 in sales expenses and (iii) R$10,264 in administrative expenses, as well as expenses with acquisitions and integrations in the amount of R$7,172 in the year ended 12/31/22. Also in the year ended 12.31.22, the Company incurred a total of expenses with internal research and development of new products of R$33,389 in the Parent Company and Consolidated in the year ended 12.31.22 (R$42,010 in the Parent Company and Consolidated in 12.31.21).

Other operating revenue (expenses), net

In 2022, the Company had an expense in this item equivalent to R$545,270 thousand, representing a decrease of R$756,533 thousand compared to a revenue of R$211,263 thousand in 2021. In 2022, the expense was mainly due to the Leniency Agreement with the Comptroller General of the Union – CGU and Federal Attorney's Office – AGU addressing topics related to the operations conducted by Brazilian government entities (note 1.4 of the financial statements of December 31, 2022), which was partially offset by tax recoveries of PIS, COFINS and ICMS on inputs, INSS and others in the amount of R$47,661 in the year ended 12.31.22 at the Parent Company and Consolidated, as well as by income from the sale of assets in R$12.7 million.

Equity method

In 2022, the equity method result totaled a positive amount of R$1,076 thousand.

Profit (loss) before financial income

In 2022, due to the effects highlighted above, the loss before financial income was R$136,289 thousand, representing a reduction of R$3,146,076 thousand compared to 2021. The Brazil segment presented a reduction of R$1,936,037 thousand in comparison with the fiscal year 2021. In 2022, the international segment presented a profit before the financial income of R$403,661 thousand. The other segments had a profit before the financial income of R$440,062 thousand in the year, an increase of 12% compared to the previous year.

(In thousands of R$)	12.31.22	12.31.21
Brazil	-352,138	1,583,899
International	403,661	942,006
Other segments	440,062	393,477
Subtotal	491,585	2,919,382
Corporate	-627,874	90,405
	-136,289	3,009,787

Items not allocated to segments are presented as Corporate and refer to relevant events not related to operating segments.

Net financial revenue (expenses)

In 2022, net financial expense totaled R$2,668,755 thousand, representing a decrease of 12.3% or R$375,820 thousand, compared to 2021, which was R$3,044,575 thousand, mainly due to: (i) The execution of repurchases of bonds maturing in 2030 and 2050 resulted in a financial gain of R$276 million in the year, allocated under the heading of other financial revenues. Furthermore, the higher compensation on the liquidity position, due to the higher interest rate (CDI) observed in the period and the higher balance of cash and investments, contributed positively to the financial income; (ii) reduction of interest expenses in other currencies by R$31 million, mainly caused by the lower balance of debt in foreign currency, a consequence of the maturities and repurchase of bonds in the year combined with the lower exchange rate observed in the period; (iii) lower expense by R$107 million mainly due to the positive effect of the recalculation of interest on contingencies mentioned above, added to the lower interest expenses on labor and civil proceedings; (iv) Lower financial expenses mainly due to the positive impact of interest provisions reversals with tax obligations by approximately +R$13 million;

Taxes on profit

In 2022, taxes on profit totaled an expense of R$285,634 thousand, representing a decrease of 151.7% or R$837,736 thousand compared to 2021. The effective rate in 2022 was (21.1%) compared to the effective rate of (11.6%) in 2021.

Net profit (loss) for the year

In 2022, the total loss from continuing operations was R$3,090,678 thousand, representing a decrease of R$3,607,992 thousand compared to 2021, which was a profit of R$517,314 thousand.  In the year, the net loss of discontinued operations was R$51 million due to the closure of certain disputes related to losses incurred by entities sold in Europe and Thailand in 2018 and 2019, as well as tax contingencies referring to periods prior to the sale. Eliminating the accounting (non-cash) impacts of hyperinflation in Turkey and the leniency agreement, the pro forma result is a net loss of R$2,605 million in 2022. In 2022, the total corporate net income (continued operations + discontinued operations) was a loss of R$3,141,626. thousand

CASH FLOW

	Fiscal Year Ended December 31,
	2022	2021
	(in thousands of Brazilian Reais)
Net cash generated in operating activities	1876384	3923636
Net cash invested in investment activities	(3,258,787)	(3,548,791)
Net cash generated (invested) in financing activities⁽[1]⁾	2255538	(572,476)
Effect of exchange variation on cash and cash equivalents	(271,026)	149,826
Net increase (decrease) in cash and cash equivalents	602,109	(47,805)

Net cash generated in operating activities

Net cash flows generated in operating activities were recorded in the amount of R$1,876,384 thousand in 2022, compared to cash flows generated in operating activities of R$3,923,636 thousand in 2021. The decrease of R$2,047,252 thousand is mainly due to the greater allocation of resources to working capital items in the amount of R$1,072 thousand and the reduction of R$1,457,966 thousand in the cash effect of derivatives in the period.

Net cash invested in investment activities

The Company recorded net cash flows applied in investment activities in the amount of R$3,258,787 thousand in 2022, compared to net cash flows applied in investment activities of R$3,548,791 thousand in 2021. The reduction of R$290,004 thousand is mainly due and update of outstanding installments referring to the business combinations occurred in the period with Grupo Hercosul and Mogiana Alimentos, in the amount of R$827,291 thousand.

Net cash generated (invested) in financing activities

The Company recorded net cash flows generated in financing activities in the amount of R$2,255,538 thousand in 2022, compared to net cash flows applied in financing activities of R$572,476 thousand in 2021. This change is mainly due to the capital increase with the issuance of stock in 2022 (in the amount of R$5,275,444 thousand).

2.2 – The directors must comment on:

(a)       Income of the issuer's operations, in particular:

(i)       Description of any important components of the revenue

The following is a breakdown of the Company's products sold in Brazil and to international customers:

o	Meat products, consisting of:
  Chilled and/or frozen fresh meat, which we define as whole and cut chicken, as well as frozen pork and turkey;
  Halal products for the Islamic market according to the Halal method of slaughter.
o	Processed Food Products, including the following:
  Frozen marinated whole and cut-up chickens (sold under the brand name Chester®);
  Specialty meats such as sausages, ham products, mortadella, frankfurter sausages, salami, bacon and other smoked products;
  Snacks (Salamitos)
  Frozen processed meats, such as hamburgers, steaks, breaded products, kibbeh and meatballs;
  Frozen ready-made foods, such as lasagna, macaroni and cheese, pies, pizzas, as well as other frozen foods;
  Plant-based products such as nuggets, pies, vegetables, and burgers;
  Frozen desserts and cheese bread; and
  Margarines, butters, cream cheese and pâtés.

  Others, consisting of soybean meal, refined soybean meal and animal feed.

(ii)       Factors materially affecting operating income

The Company's operating income, financial condition and liquidity have been and will continue to be influenced by a wide range of factors, including:

•	Economic conditions in Brazil and abroad;
•	Geopolitical conditions in Brazil and strategic markets;
•	Concerns related to COVID-19, African Swine Fever (ASF), avian influenza and other diseases of human and animal origin;
•	The effect of trade barriers and other import restrictions;
•	The sensitivity of the domestic market to changes in global demand, including the effect of the actions of the main Brazilian competitors and temporary increases in the supply of producers in other countries;
•	Regulatory changes that provide adverse impacts on the achievement of the Company's activities, arising from legislative changes, executive power decrees, regulations and terms of commitment signed with the Public Prosecutor's Office, among others;
•	Changes in commodity prices;
•	Fluctuations in the exchange rate and inflation;
•	Interest rates; and
•	Freight costs.

Seasonal factors and volatility that affect both raw material prices and sales prices may materially affect the Company's income.

The cost of production of the Company is mainly dependent on the price and supply of corn and soybean meal. Among other raw materials, there are soybeans in grains, pigs and cattle, for example. The sales prices of the Company's products are determined by constant changes in supply and demand that may fluctuate significantly, in addition to other external factors that the Company cannot control, such as fluctuations in the levels of global domestic production of poultry, pigs and cattle, changes in environmental regulations, changes in the economic situation, climatic conditions, animal and crop diseases and costs linked to exchange rates. Any change in the price or availability of raw materials necessary for the production of the Company's products caused by these or other factors may impact the Company.

The economic sector in which the Company is inserted is also characterized by cyclical periods, where prices and profitability fluctuate due to supply and demand levels. There is no certainty that the Company will be able to adapt adequately to cyclical periods or volatility, which may have adverse effects on the Company's operations or financial income.

Natural disasters, pandemics or extreme weather variations, including floods, droughts, excessive heat or cold, hurricanes or other storms, as well as any interruption in the Company's plants that require temporary relocation of functions to other facilities may impair the growth and health of live animals or interfere with their operations due to power outages, damage to production and processing facilities or interruption of channels or information systems of the Company.

In February 2023, a 7.8 magnitude earthquake occurred in Turkey causing severe damage to infrastructure in several areas of the country. As a result, there was disruption to the supply chain and workforce, which could negatively affect our operations in the country.

The COVID-19 outbreak (“Coronavirus”), originating in China at the end of 2019 and declared a global pandemic by the World Health Organization on March 11, 2020, may adversely affect the Company's business and operations, including to the extent that estimated deliveries of products may be substantially delayed either as a result of the further spread of the virus or as a result of preventive measures implemented by governments or companies to limit the spread thereof. Furthermore, the Company's operations include global production and distribution facilities and, if there is an outbreak of Coronavirus in its facilities or in the communities where the Company operates and distributes its products, its distribution, operation, employees, suppliers, consumers and distribution channels may be severely affected. Such pandemic may also have an adverse impact on consumer demand, commodity prices, the economy and financial markets of several countries, resulting in an economic slowdown that may affect demand for the Company's products and cause a material adverse effect on the income of its operations. For more information on the risks and preventive measures adopted by the Company, see item 5.6 - Other relevant information and 10.9 – Other factors with relevant influence – “Analysis of the impacts of COVID-19 on the Company's activities” of this Reference Form, as well as the risk factor contained in item 4.1 of this Reference Form, entitled “Pandemics or outbreaks of human diseases, such as the new coronavirus (COVID-19), can cause changes in consumption and trade patterns, supply chains and production processes, as well as cause interruptions in the production and shipments of products, which can significantly harm the Company's operations and operating income”.

Below, we present more details about these factors:

World and Brazilian economic situation

The National Monetary Council has set Brazil's inflation target at 3.25% for 2023, with a possible 1.5 percentage point change up or down. The inflation rate, which was below target by 4.52% in 2020, increased to 10.06% and 5.79% on December 31, 2021 and 2022, respectively. Price increases often reduce consumers' purchasing power, especially among the lower income classes, and end up limiting consumption. The Brazilian labor market registered an average unemployment rate of 8.1% on November 30, 2022, according to IBGE's National Household Sample Survey (“PNAD”), which represents an improvement when compared to 11.1% on December 31, 2021. Furthermore, after falling to 75.5% in December 2021, Brazilian consumer confidence increased to 88.0% on December 31, 2022, according to the Consumption Survey of the Getúlio Vargas Foundation (FGV).

GDP (Gross Domestic Product) in the accumulated of the four quarters ended in the third quarter of 2022, registered an increase of 3.0% compared to the four immediately preceding quarters. In the accumulated income for the year up to September, GDP increased 3.2% compared to the same period in 2021. To contain the increase in inflation, the Central Bank raised the SELIC rate, the basic short-term interest rate, to 13.75% in August 2022, a rate that has been maintained until the last revision in February 2023. The rate is higher than that practiced in December 2021, which is 9.25%.

The real appreciated 5.68% against the US dollar in 2022, from R$5.58 per US$1.00 in 2021 to R$5.28 per US$1.00 on December 31, 2022.

Tariff and other barriers (classic form and arising from trade defense processes)

Global demand for Brazilian poultry and pork products is significantly affected by trade barriers, including: (i) tariff barriers, or high import tariffs that protect certain domestic markets; (ii) non-tariff barriers, mainly import quotas, sanitary barriers, and religious/technical barriers. Furthermore, some countries employ subsidies for production and exports, which tend to distort international trade and interfere with the Company's business. The Company continuously monitors trade barriers and other import restrictions in the chicken, pork, beef and other sectors of interest in the world directly or from specialized consulting firms, as these restrictions significantly affect the demand for its products and the level of its exports.

The European Union (since 2007), Russia (since 2012) and Mexico (since 2013), for example, protect their local meat industries with the application of import quotas and the collection of (sometimes prohibitive) tariffs for volumes exported outside the determined quota.

In September 2013, South Africa increased import tariffs for chicken products from all countries except the European Union (due to a free trade agreement between them establishing zero tariffs for poultry products). Tariffs increased to 82 percent for whole chicken, 12 percent for boneless cuts and 37 percent for bone-in cuts. In 2020, the South African government announced increases in import tariffs, applied to imports of bone cuts (from 37% to 62%) and boneless cuts (12% to 42%), which had a negative impact on the Company's competitiveness and profitability in that country. In February 2021, the South African government announced the start of an anti-dumping investigation against Brazilian exporters of bone-in frozen chicken poultry. In December, the decision was published in the local official gazette on provisional anti-dumping tariffs to be applied immediately in South Africa (bone-in chicken). The South African government decided for an unbelievable provisional tariff of 265% for companies that did not request individual defense, BRF case. It is important to note that the provisional tariffs will be applied until June 14, 2022, while the anti-dumping investigation is still ongoing. There is no certainty that the local government will not impose new restrictions on trade in poultry and/or food.

In December 2016, Saudi Arabia increased import tariffs for chicken products from 5% to 20%, which was followed in 2020 by an increase in the value added tax (VAT) applicable to whole chicken and in part from 5% to 15%.

In August 2017, the Chinese government initiated an investigation into anti-dumping practices in Brazilian exports of whole and part chicken, including the Company's exports. In a preliminary determination in June 2018, Chinese authorities imposed a provisional import tariff on Brazilian chicken. The investigation ended in February 2019 and Brazilian exporters agreed to accept a minimum selling price to China.

In August 2018, Iraq decided to apply an extra tariff on imports, increasing the tariff on chicken products from 10% to 60%.

Non-Tariff Barriers Import Quotas

In 2005, Brazil obtained a favorable result in a panel against the European Union in the WTO regarding the reclassification (and increase in the tariff) of exports of salted chicken breast meat. In return, the European Union introduced quotas for imports of some tariff codes, notably salted chicken breast, marinated turkey breast and processed chicken breast and, in July 2007, Brazil was granted a majority stock of these quotas.

Russia uses quotas to control its imports of beef and poultry. As part of the negotiations for its accession to the World Trade Organization (“WTO”), on January 1, 2020, Russia abolished pig quotas. Currently, any company can import pork by paying a flat import tariff of 25%.

The Russian Federal Veterinary and Phytosanitary Surveillance Service announced on November 23, 2021, the approval to export to Russia a total of 4 BRF pork units and 9 Brazilian pork units. BRF has been informed, through the media and the Brazilian Ministry of Agriculture, that Russia plans to establish a duty-free import quota for up to 100,000 tons of pork to be imported in the first half of 22, along with a duty-free import quota of 200,000 tons of pork, in order to boost domestic supply as part of measures that the government hopes will help stabilize domestic inflation.

The importation of pork and beef is allowed outside quotas, from authorized units, and subject to 25% and 15% of import duties, respectively.

Our historical exposure to Russia has been limited and we have stopped exporting products to the country considering the ongoing military conflict between Russia and Ukraine.

In December 2017, Mexico renewed its 300 thousand-ton chicken meat import quota until 2019, and in October of that year it expired. As a result, in 2020, the Company was unable to export chicken to Mexico due to the absence of import quotas. In September 2021, the country increased the export quota of chicken from Brazil by 30 thousand tons.

Furthermore, the government of Saudi Arabia has announced the adoption of an import licensing system, which has not yet been implemented. When it goes into effect, Saudi Arabia will have the ability to increase its control over imported volumes and place limitations. Furthermore, in April 2018, Saudi Arabia instituted a requirement not to propagate the process of slaughtering animals. Saudi Arabia claimed that Brazilian companies' chicken slaughter practices violated Halal principles due to the use of an electric shock to stun the birds. The Company, together with other Brazilian companies, was therefore obliged to migrate its production processes to slaughter without stunning to supply the Saudi Arabian market. The Company incurs and expects to incur additional costs related to these requirements to export to Saudi Arabia.

In June 2021, more than 12 companies, including the Company, were invited to attend a meeting with the Undersecretary of the Ministry of Agriculture of Oman. At the meeting, the Company was informed about the quota program that the government plans to implement to protect local production. According to the plan, each company in the sector will have a 10% reduction in its total import. The Ministry of Agriculture of Oman sent a communication to all Companies confirming the implementation of the program on January 1, 2022. The 10% will be calculated based on the average imports of the last 3 years.

Sanitary barriers

Despite progress in negotiations, several important markets (despite progress in negotiations for trade opening) are still not open to Brazilian meat products due to health barriers. These are the cases of the European Union and Colombia for pork; and Taiwan and Panama for chicken.

As a result of Operation Cheating (Operação Trapaça), on March 5, 2018, the Company received from the Ministry of Agriculture, Environment and Supply (“MAPA”) a notification that immediately suspended exports of Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to 13 countries that had specific sanitary requirements related to the control of Salmonella spp. MAPA temporarily suspended exports of ten other plants of the Company to the European Union on March 15, 2018, but revoked such suspension on April 18, 2018. On May 14, 2018, the European Union released a decision to remove 12 of the Company's plants in Brazil from the list that enabled the import of products of animal origin to the countries of the European Union. The European Union typically has stricter requirements related to levels of Salmonella and other food safety standards compared to Brazil and the markets in which it operates.

Given the prohibition of imports from the Company's production facilities, the Company is no longer able to sell its products from these embargoed factories in the European Union and needs to direct the excess production capacity resulting from such suspension to other markets, which may not occur at similar prices or margins.

Between April 29 and April 30, 2020, the Company's plant located in Rio Verde, Goiás, was temporarily suspended by determination of the Federal Inspection Service (“SIF”), due to deviations found in the local water supply system.

In 2020, the General Customs Administration of China suspended the authorization to export poultry and pigs from two of the Company's plants, located in Dourados (SIF 18) and Lajeado (SIF 3975). The suspension was made due to concerns related to COVID-19 in Brazil. The suspensions of the Dourados plant and the Lajeado plant were reversed by the Chinese authorities in the same year 2020, after audits. On August 3, 2021, the Company became aware- through a publication on the website of the General Administration of Customs of the People's Republic of China regarding the suspension of export to the country of pork from its Lucas do Rio Verde-MT unit on that date. The reason alleged was the malfunction of the refrigeration system of a single container of pork, which was later evidenced by the unloading of the transport system register, which was the sole responsibility of the carrier. While all evidence has been sent to the Chinese authorities, the suspension has not yet been reversed, which may indicate that the country may impose similar new restrictions. On December 16, 2021, the Company was notified by MAPA and AGAC regarding the suspension of the export of chicken meat to China, from Marau. On March 4, 2022, the Company was informed by AGAC about the suspension for the export of chicken meat from the Lucas do Rio Verde – MT unit on March 5, 2022. They claimed that the reason for such a suspension were certain non-conformities identified during an audit via videoconference performed by AGAC, such as the occurrence of COVID-19 infections among our employees that were not disclosed to them and the lack of disinfection tank and detection of salmonella above the maximum limit in the reception of live poultry and in the processing of poultry products.

In 2020, the Philippines imposed a temporary ban on poultry exports from Brazil after two Chinese cities found traces of COVID-19 in cargoes of imported frozen food, including chicken wings from Brazil. The Philippines lifted the embargo on imports of Brazilian chicken products in December 2020. Considering that no other country has adopted policies equal to the embargo made by the Philippine government and that the Company has not been notified directly, or by the Brazilian government, that any other country has followed a similar position, the Company believes that it is unlikely that other similar embargoes will occur.

Subsequently, in May 2021, the Company became aware that the SFDA notified the Committee on Sanitary and Phytosanitary Measures (SPS) of the World Trade Organization ("WTO") about an amendment to the technical regulation on the validity of frozen fresh chickens and their cuts, from 1 year to 3 months, counted from the date of slaughter.

In March 2021, SFDA implemented a system in order to reinforce the microbiological control of imported meat in its ports, resulting in delays of up to 3 months in the release of products, which negatively affected the Company's commercial income. However, the SFDA has withdrawn the implementation of such measures, although there is no guarantee that this cannot be reconsidered in the future.

Technical barriers

In the short term, the Company must respond quickly to any imposition of any new restriction, including temporary health restrictions by redirecting to other markets or changing product specifications, in order to meet the new requirements in order to minimize the effects of the Company's net exports. In the long term, these restrictions may affect the growth rate of the Company's business.

In April 2018, Saudi Arabia instituted a requirement not to stunning animals in the slaughter process. Saudi Arabia claimed that Brazilian companies' chicken slaughter practices violated halal practices due to the use of electric shock to stun poultry moments before slaughter. The Company and other Brazilian companies were then forced to migrate their production processes to slaughterhouses that do not use animal stunning practices to be able to supply the Saudi market. The Company has incurred and expects to incur additional costs in connection with such export requirements to Saudi Arabia. Furthermore, in January 2019, Saudi Arabia's food and drug regulatory authority published a report authorizing 25 Brazilian units to produce chicken meat for the Saudi market, including eight units of the Company. One of the Company's units (Lajeado/RS) that had already produced chicken meat for the Saudi market was not included as an authorized unit. However, the eight authorized units have sufficient capacity to meet the demand of this market. The Company expects to be able to continue to migrate the production of chicken meat destined for Saudi Arabia to authorized units without significantly affecting its shipments to Saudi Arabia. In 2021, the country suspended 11 other Brazilian factories, but none of them belong to BRF.

In 2020, Saudi Arabia continued its practice of creating barriers, such as suspending imports from Francisco Beltrão (SIF 2518) and Dois Vizinhos (SIF 1985) plants in February 2020, without providing any technical justification, increasing the costs of Halal certification by requesting certification at the SFDA Halal Center, and adopting import licenses to control the volume of imports. The import permit requirements have not yet been fully implemented and the Company is not sure whether the Saudi government will use them as an import barrier. Saudi Arabia also imposed an informal ban in 2020 on products originating in Turkey, which affected the exports of subsidiary Banvit.

Additionally, since 2018, the South African government has threatened to launch an anti-dumping investigation against Brazil related to certain protein cuts, in which they claim to be exported at lower prices than those in the South African domestic market. This investigation began in 2021 and may result in increased tariffs. Finally, in March 2021, the South African government opened an anti-dumping investigation against Brazilian poultry exporters, which may result in the imposition of new restrictive measures against Brazilian exporters.

In 2020, the Indonesian government appealed a WTO decision related to a case filed by the Brazilian government against the import barriers imposed by Indonesia. The activities of the WTO appeals body are suspended pending the appointment of judges. As a result, it is not possible to estimate when this issue will be resolved. In 2020, there was also an increase in Malaysia's efforts to strengthen activities related to Halal certificate regulations, posing an additional challenge to meeting all of the country's requirements. To date, the Company has been successful in overcoming these difficulties in shipping cargo, and the Company believes that the trend of imposing new import barriers may extend in the future.

Angola has also imposed certain controls on the issuance of import licenses in 2020 to reduce imports. Angola is experiencing a lack of foreign currency, mainly US dollars, which has impacted its import volumes. Additionally, also in 2020, Iraq imposed technical barriers from bans on imports of chicken parts. In 2019, Iraq had already banned the import of whole chickens.

In Turkey, there is a risk related to the non-renewal of the license regarding the validity of transgenic events, which would impact Turkish imports of transgenic soybean thus affecting local production costs.

Consequences of the occurrence of outbreaks and/or cases of animal diseases of economic interest and public health

Avian Influenza (Avian Influenza, AI)

Avian influenza has attracted the attention of the international community over the years, with outbreaks in farmed birds having serious consequences on both livelihoods and international trade in many countries. Also, although most avian influenza viruses do not infect humans, some, such as avian influenza H5N1 and H7N9, are well known to the public due to the possibility of serious and sometimes fatal infections in people.

Demand for the Company's products may be significantly affected by outbreaks of animal diseases such as avian influenza. If a significant number of new cases of avian influenza occur in humans, even if it is not in any of its markets, the demand for its poultry products both inside and outside Brazil may be negatively affected and the extent of the effect for the Company cannot be predicted. Even isolated cases of avian influenza in humans can negatively impact their business due to public sensitivity to the disease.

Brazil has not yet had a documented case of bird flu, although there are concerns that an outbreak of bird flu may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to the necessary disposal of the Company's poultry plants, which would result in decreased sales in the poultry sector, prevent the recovery of costs incurred in raising or buying poultry and result in additional expenses for the disposal of poultry. Furthermore, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of its products to major export markets. Preventive measures adopted by the Brazilian authorities, if any, may not be effective in preventing the spread of avian influenza in Brazil. Furthermore, any future significant outbreak of avian influenza in Brazil could lead to pressure to dispose of pigs, even if no relationship between influenza cases and pork consumption is proven. Any disposal of the Company's pigs of this nature would result in decreased sales of pork, would prevent recovery of costs incurred in raising or purchasing pigs, and would result in additional expenses for the disposal of pigs.

In 2022, according to the World Organization for Animal Health, several highly pathogenic avian influenza subtypes have been reported in many countries in Europe, Asia, and the Americas, with cases involving commercial and wild birds. In addition, according to information published by MAPA, cases of highly pathogenic avian influenza involving commercial and non-wild birds have been reported in countries close to Brazil, including Argentina, Colombia, Ecuador, Peru, Uruguay and Venezuela, Ecuador and Peru, with the last two cases reported in Ecuador and Peru involving industrially raised commercial birds.

Other animal diseases

Likewise, the demand in the Company's export markets may be influenced by other diseases. For example, pig imports from most Brazilian states were banned from Russia from 2005 to 2007 due to cases of foot-and-mouth disease in the states of Mato Grosso do Sul and Paraná. However, the ban affected Brazilian imports to Russia in general and, at the time, required the Company to transfer pig production to the Russian market to Rio Grande do Sul.

More recently, a viral disease called swine epidemic diarrhea has been diagnosed in North America and Asia. The main clinical signs are enteric symptoms, short stature, and high mortality. In these regions, the disease was responsible for a significant reduction of animals in the termination phase and consequent increase in prices because of the reduction in supply. Biosafety and management procedures can reduce their impacts.

Outbreaks of African Swine Fever have been reported since August 2018 at several pig-producing properties in China. In addition to China, several countries in Europe, the US and more recently the Dominican Republic have also detected the disease. The Chinese market has altered its purchases because of these outbreaks. Consequently, the Company's pork cut volumes sold to China increased. As a result of the African Swine Flu outbreaks in China, the MAP suspended the import of natural pork casing from China. This measure was preventive.

While all the Company's pigs in Brazil originate from Classic Swine Flu (“GSC”) free zones, there have been several recent outbreaks outside these zones. In October 2018, an outbreak of classical swine fever was confirmed in the Brazilian state of Ceará. Furthermore, in 2019, a case of classical swine fever was confirmed in the Brazilian states of Alagoas and Piauí. In 2020, two more cases were reported in Piauí. Brazil has two zones in relation to the sanitary status of Classical Swine Fever, the free zone consisting of 16 Brazilian states and includes more than 95% of Brazilian pork commercial production and a non-free zone, located in northern Brazil. All three states with confirmed cases of classical swine fever are located outside the classical swine fever-free zone. The Brazilian government has also taken steps to contain the outbreak. No formal trade embargoes have been announced because of this outbreak.

Effect of export market demand on the domestic market

Fluctuations in demand for poultry, pork and beef products in the Company's export markets generally affect the prices of supply and sale of these products in the Brazilian market. Brazilian exporters often redirect products from the international market to the domestic market, increasing the supply of these products domestically and often negatively affecting the selling price. Consequently, this affects the Company's net sales in the domestic market.

For example, in 2017, Russia embargoed imports of pork from Brazil, claiming the presence of ractopamine in the animal feed. As a result, almost 259.4 thousand tons per year had to be redirected to other markets, which ended up generating excess supply in the domestic market and contributed to the decrease in the price of pig carcasses in 2018.

In August 2017, the Chinese government initiated an anti-dumping investigation with respect to Brazilian exports of whole chicken and chicken cuts, including the Company's exports. In the preliminary determination released in June 2018, the Chinese authorities imposed provisional import duties on poultry products imported from Brazil. The investigation ended in February 2019 and Brazilian exporters agreed to certain minimum export prices on sales to China.

Furthermore, in April 2018, Saudi Arabia instituted a requirement not to stun animals in the slaughter process. Saudi Arabia claimed that Brazilian companies' chicken slaughter practices violated Halal practices due to the use of electric shock to stun poultry. The Company and other Brazilian companies were then forced to migrate their production processes to slaughterhouses that do not use animal stunning practices to be able to supply the Saudi market.

In 2019, Chinese demand for imported proteins grew significantly due to African Swine Fever, a deadly virus that dramatically reduced the local supply of pork and consequently increased the local and global price of protein. In 2019, China enabled 9 chicken plants, six pig plants and twenty-two Brazilian cattle plants to improve import volume and reduce its protein deficit.

In 2020, because of Operation Cheating (Operação Trapaça), the Saudi Food & Drug Authority (“SFDA”) temporarily suspended the export authorization of two of our plants, Two Neighbors (SIF 2518) and Francisco Beltrão (SIF 1985). The Saudi agency based its decision on reports related to the investigation. The case was brought by Brazil as a Specific Trade Concern (PCE) at the 4th meeting of the Committee on Sanitary and Phytosanitary Measures (SPS) of the World Trade Organization (“WTO”), held in November 2020. Similarly, in the same year, we received government approval from China to export from two of our plants, Dourados (SIF 18) and Lajeado (SIF 3975).

In 2021, Saudi Arabia banned the import of chicken from some Brazilian slaughterhouses. This prohibition only affected competition, while BRF continued to be able to export. Furthermore, Russia and other countries in the region have increased their import quotas for Brazilian pork, creating greater opportunities for international negotiations. Regarding China, the country banned the import of beef from Brazil from September to December 2021, in addition to banning the import of pork from Germany due to cases of PSA.

The Company monitors the actions of its domestic competitors since they are also impacted by changes in the foreign market and can redirect their products to the domestic or foreign market. Furthermore, it monitors the fluctuations in supply generated by producers in China, the US, the European Union and other regions, as increased production in these markets can lead to greater supply in other countries.

Transportation cost

The cost of transporting the Company's products throughout its domestic distribution network and to its customers abroad is significant, being affected by fluctuations in the price of oil. In 2022, 2021 and 2020, freight costs represented approximately 6.1%, 5.1% and 5.3% of net revenues from continuing operations. The Company ships its export products by ship and, in large part, through CFR (cost and freight) or DDP (delivered duty paid) modalities, which require it to pay for freight and insurance costs. In 2019, shipping companies included the bunker adjustment factor (the fuel used by ships) in their agreements due to uncertainty in future fuels because of political instability in the Middle East. In 2019, shipping companies also began preparing for the implementation of the International Maritime Organization's (“IMO”) Low-Sulphur Regulations, which were effective on January 1, 2020. As a result of the new regulation, the Company's freight levels increased approximately 11% due to the higher cost of the VLSFO bunker, which creates lower sulfur emissions compared to the IFO bunker. The new IMO regulation is expected to affect all actors in the maritime sector. The new IMO regulation has affected all players in the transport industry. Likewise, between March and May 2020, due to uncertainties related to the effects of the COVID-19 pandemic, oil prices fell dramatically, and sea freight was adjusted incurred by the Company as well as the Bunker clause mentioned above. The price of oil partially recovered at the end of 2020. In 2022, the price of the VLSFO bunker increased by 60.6% (average of the 20 largest ports in the world). The price increase for the Company was 17.2%. The bunker accounts for 30% to 35% of the cost of ocean freight.

Global demand for protein is also expected to put pressure on freight levels and restrict the availability of containers especially on sea lanes with restricted capacity, such as that from South America to Asia. Due to the uncertainty of this increase in global demand and limited supply of refrigerated containers, in 2022 we undergone pressure on logistics worldwide. Our sea freight in 2022 increased by approximately 75.5%.

For information on the impact of commodity prices and the effects of exchange rate, inflation, and interest rate variations on the Company's revenue, see item 10.2.c below.

(b)       Changes in revenues attributable to price changes, exchange rates, inflation, changes in volumes and introduction of new products and services

The Company's revenue is significantly affected by changes in the exchange rate of the real against other currencies, such as the US dollar, euro and pound sterling. Revenue is also directly impacted by changes in the price of our products in the markets in which we operate and by monetary correction, due to high inflation rates, of the financial information of our subsidiaries. For more information, see section 2.2 (c) below.

(c)       Impact of inflation, price variation of main inputs and products, exchange rate and interest rate on the issuer's operating income and financial income

Commodity prices

Several of the Company's raw materials are commodities whose prices fluctuate constantly in response to market forces of supply and demand. The Company buys large quantities of soybean meal, soybeans (grain) and corn, used substantially in the production of all its own animal feed. For the most part, the prices of the commodities that the Company buys are expressed in Reais. Although input costs are denominated in Reais, commodity prices tend to follow international prices and are influenced by exchange rate fluctuations. Purchases of corn, soybean meal and soybean represented approximately 47.3% of the Company's production cost in 2022, compared to 46.5% in 2021. Although the Company produces most of the pig herd it uses in its pork products, the Company also purchased pigs on the spot market in 2022 (1.3% of total pig slaughter).

Furthermore, the selling prices of many of their products, including all their products for the international market, are highly sensitive to the market price of these commodities and fluctuate with that price. In 2022, the average price of corn in Brazil was 19.7% higher than 2021. In 2022, the average price of soybean meal in Brazil was 8.2% higher than the average price in 2021 and the average price of vegetable oil in Brazil was 28.6% higher than in 2021. The effect of the drop or increase in raw material prices on the Company's gross margin is greater for products of a nature more similar to fresh products than for products with higher added value.

The Company's ability to pass on raw material price increases to its sales prices is limited by the prevailing prices of products sold in its domestic and international markets, especially for fresh products.

The table below shows, in the periods indicated, the fluctuation of the real against the US dollar, the average and closing daily exchange rates of the period and Brazilian inflation measured by the National Consumer Price Index (“INPC”), the Broad National Consumer Price Index (“IPCA”) and the General Market Price Index (“IGP-M”).

	2022	2021	2020
Real appreciation (depreciation) against the US dollar	-6.50%	7.39%	-28.93%
Period Closing Exchange Rate (U.S.$1.00)	R$5.22	R$5.58	R$5.20
Average (daily) exchange rate (U.S.$1.00) (1)	R$5.17	R$5.40	R$5.16
SELIC base exchange rate (target) at the end of the period (2)	13.75%	9.25%	2.00%
Inflation (INPC) (3)	5.93%	10.16%	5.45%
Inflation (IPCA) (4)	5.79%	10.06%	4.52%
Inflation (IGP-M) (5)	5.45%	17.78%	23.14%

Source: IBGE, Fundação Getúlio Vargas and Banco Central do Brasil.

The average (daily) exchange rate is the sum of the daily exchange rates based on the PTAX 800 Option 5 transaction, divided by the number of business days in the period.

(1)	The SELIC (Special Custody Settlement System) interest rate is the main Brazilian reference interest rate.
(2)	The INPC is published by IBGE and measures inflation for families with incomes between one and eight monthly minimum wages in 11 metropolitan regions of Brazil
(3)	The IPCA is published by the IBGE and measures inflation for families with incomes between one and 40 monthly minimum wages in 11 metropolitan regions of Brazil
(4)	The IGP-M assigns different weights to the consumer, wholesale prices and construction prices. The IGP-M is published by Fundação Getúlio Vargas, a private foundation.

The Company's operating income and financial position are significantly affected by changes in the exchange rate of the real against the US dollar, euro and pound sterling. The Company's sales in international markets are invoiced mainly in US dollars and, in Europe, in euros and pounds sterling, but its operating income are recorded in Reais. The appreciation of the real against these currencies reduces the amount that the Company received in Brazilian Reais, thus decreasing the Company's net sales related to international markets, and the opposite occurs when the real depreciates in relation to other currencies.

The prices of soybean meal and soybeans, important ingredients in the Company's animal feed, are directly linked to the US dollar. The price of corn, another important ingredient in feed, is also indexed, but at levels below that of soybeans and soybean meal. In addition to soybean meal, soybeans and corn, the Company purchases from its suppliers located abroad, sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in its production units, which are paid in US dollars or other foreign currencies. When the real depreciates against the US dollar, the cost in Brazilian Reais of the Company's raw materials and equipment pegged to the US currency increases, and such increases may negatively and materially affect its operating income. On the other hand, the appreciation of the real has a positive effect on its costs since part of them are fixed in US dollars, however this reduction does not immediately affect its operating income because of the duration of its poultry and pig production cycle.

As of December 31, 2022, the Company had loans and financing in foreign currency in the total amount of R$12,549,181 thousand, representing 53.4% of total loans and financing. As of December 31, 2021, the Company had loans and financing in foreign currency in the total amount of R$16,343,553 thousand, representing, on the date, 64.2% of the total loans and financing. Despite managing a portion of its foreign exchange risks through derivatives and future cash flows from exports in U.S. dollars and other foreign currencies, the Company's foreign currency debt obligations are not fully hedged. A sharp depreciation of the real against the U.S. dollar or other currencies would increase the amount in Brazilian Reais that would be required to meet the debt service requirements of its foreign currency obligations. The Company acts to protect the cash flow from revenues and costs denominated or with important influence of exchange rate variation, based on limits established in its Financial Risk Management Policy, in order to avoid a distortion of its margins by the appreciation of the real against the US dollar. In case of devaluation of the real against the US dollar, the favorable effect on these margins is partially mitigated by the volume of hedge operations contracted with effect in the time horizon determined by the Financial Risk Management Policy. For further details on the Company's operating exposure to foreign exchange see items 4.2.iv.b – “Operating Income Exposure” and 5.2.b – “Foreign Exchange Risks” above.

Historically, the Company's operating income and financial situation have been affected by inflation rates in Brazil. The demand for its products in the domestic market is sensitive to consumer price inflation, as reflected in variations in the INPC and IPCA, and the Company's costs and expenses are mostly incurred in Brazilian Reais. Due to the fact that long-term contracts with suppliers and customers are not usual in the Company's sector and prices are usually negotiated monthly or quarterly, high inflation causes an immediate impact on its net sales and costs.

The IGP-M index is generally used in the negotiation of prices that the Company pays to its suppliers as a reference for inflation. Furthermore, the Company acquires electricity to operate its production units through long-term contracts that include periodic inflation adjustments according to the IGP-M index.

In terms of personnel costs, salaries are usually adjusted once a year, based on Collective Bargaining Agreements negotiated between company representatives and workers' union entities. Generally, the parties, company and union, use the INPC/IBGE as a parameter for these negotiations.

Effects of interest rates

The Company's financial expenses are affected by movements in Brazilian and foreign interest rates. As of December 31, 2021, 26.9% (29.7% on December 31, 2020) of its total of R$22,716,625 thousand in loans and financing was (1) denominated in Brazilian Reais (or in foreign exchange swap) and was subject to interest indexed to Brazilian floating interest rates, or the CDI, the rate of the interbank deposit certificate applied to its foreign exchange swap agreements and some of its other debts denominated in Reais, or IPCA or (2) denominated in US dollars, indexed to a floating interest rate based on LIBOR. Any increase in CDI, IPCA or LIBOR may have an adverse effect on the Company's financial expenses and operating income.

2.3 – The directors must comment on:

(a)       Changes in accounting practices that have resulted in significant effects on the information set out in fields 2.1 and 2.2

In the fiscal year ended December 31, 2022, the Company reclassified freight expenses and port expenses in intra-group operations, classifying them as Cost of Goods Sold and no longer as Sales Expenses, as these are costs incurred to bring inventories to their current condition and location.

In the fiscal year ended December 31, 2021, the Company changed the classification of interest payments on loans and financing in the cash flow statement, reclassifying this item from Operating Activity to Financing Activity. This change was made to better present the Company's cash flows and harmonize with the reports used by management in its management.

To improve the level of detail in the presentation of information in the financial statements, in the fiscal year ending 12.31.21 the Company began classifying the expenses for employee and management profit-sharing by function in the income statement.

On January 1, 2019, there was the adoption of CPC 06 (R2) / IFRS 16 - Leases. For this standard, according to the accounting record contained in CPC 16, there was no restatement of comparative balances, so that the years presented in the financial statements for the year ended December 31, 2019 have different practices.

As a result of what is described in item 2.4.a of this form and as presented in note 3.1 to the financial statements for the fiscal year ended on 12.31.22, to ensure comparability between years, the comparative balances of the Income Statements, for the year ended on 12.31.21, were restated as shown below:

On 01.01.19 there was the adoption of CPC 06 (R2) / IFRS 16 - Leases. For this standard, there was a record of right-of-use assets of R$2,397,743 thousand, lease liabilities of R$2,391,456 thousand and the difference between the balances in the amount of R$6,287 thousand, which was caused by provisions for operating leases already recorded on 12.31.18, in Net Worth. Such contracts were previously disclosed as operating leases, according to the annual financial statements for the fiscal year ended on 12.31.18.

(b)       Modified opinions and emphases present in the auditor's report

For the fiscal year ending December 31, 2022 and the last two fiscal years, there were no qualifications in the reports of the Company's independent auditors.

In the consolidated financial statements for the year ending December 31, 2022 there were no qualifications.

In the fiscal year ended December 31, 2021 and in the last two fiscal years, there were no reservations in the reports of the Company's independent auditors.

The consolidated financial statements for the fiscal year ended December 31, 2021 included the following emphasis:

"We draw attention to note 1.5.1 to the individual and consolidated financial statements, which describe the investigations involving the Company, as well as its current and potential developments. At the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts for the Company as a result of these investigations and their potential developments and, consequently, to record potential losses which may have a material adverse impact on the Company's financial position, its income and its cash flows in the future. Our opinion is not changed in this matter.”

In the financial statements for the fiscal year ended December 31, 2020, the following emphasis was included:

"We draw attention to note 1.2 to the individual and consolidated financial statements, which describe the investigations involving the Company, as well as its current and potential developments. At the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts for the Company as a result of these investigations and their potential developments and, consequently, to record potential losses which may have a material adverse impact on the Company's financial position, its income and its cash flows in the future. Our opinion is not qualified in relation to this matter.”

In the financial statements for the fiscal year ended December 31, 2019, the following emphasis was included:

"We draw attention to notes 1.2 and 1.3 to the financial statements, which describe the investigations involving the Company, as well as its current and potential developments. At the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts for the Company as a result of the same and its potential developments and, consequently, to record potential losses, which may have a material adverse effect on the Company's financial position, its income and its cash flows in the future. Our opinion is not qualified in relation to this matter.”

2.4 - Events with material effects, occurred and expected, in the financial statements

(a)       Introduction or disposal of operating segment

An operating segment is a component of the Company that develops business activities to obtain revenues and incurs expenses. The operating segments reflect the way the Company's Management reviews financial information for decision making. In the fiscal year ended December 31, 2022, there was no introduction or disposal of operating segments, which are presented in note 25 to the financial statements for the fiscal year ended December 31, 2022.

(b)       Incorporation, acquisition or disposal of equity interest

On 20.08.19, Badi Limited, a wholly owned subsidiary of the Company, executed a stock purchase agreement with Al Takamul International Company for Commercial Investment Limited for the acquisition of 25% of the remaining equity interest in Al Wafi Al Takamul International Company for Food Products Limited (“Al Wafi”), a company incorporated in Saudi Arabia, responsible for the distribution of the Company's products in the country. The transaction has been executed on April 21, 2020 for the amount equivalent to R$100,390 thousand (USD19,000 thousand) and from that date Al Wafi became a wholly owned subsidiary of Badi Limited. The amount paid is presented in the Financing Activities in the Cash Flow Statement and the difference between the amount paid and the book value of the interest in the subsidiary was recorded in the Capital Reserves, in the amount of R$50,945 thousand.

On May 7, 2020, the Company signed a stock purchase agreement with Hungry Bunny Limited and others, setting forth the terms and conditions for the acquisition of 100% of the capital stock of Joody Al Sharqiya Food Production Factory, a food processing company in Saudi Arabia. The transaction was completed on January 18, 2021 (note 35.1 to the 2020 financial statements).

On June 24, 2020, the wholly owned subsidiary of the Company BRF Foods GmbH sold 70% of the stock of FFM Further Processing Sdn. Bhd. company incorporated in Malaysia and owner of a food processing unit in that country, to FFM Berhad, which previously already held the remaining 30% of these stocks. The transaction amount was equivalent to R$38,546 (USD7,350).

On 12.17.20, Nutrinvestment BV and Banvit Bandirma Vitaminli Yem Sanayii AS, companies indirectly controlled by the Company entered into an instrument of purchase and sale of stock with Aaylex System Group S.A., establishing the terms and conditions for the sale of 100% of the stock of Banvitfoods SRL for the amount equivalent to R$129,471 thousand (EUR20,300 thousand). On May 4, 2021, Nutrinvestment BV and Banvit Bandirma Vitaminli Yem Sanayii AS, companies indirectly controlled by the Company, concluded the transaction. The total amount of the transaction was equivalent to R$145,484 thousand (EUR22,457 thousand), as described in note 1.1.2 to the financial statements for the fiscal year ended on 12.31.21).

On 18.01.21, through its wholly owned subsidiary Badi Limited (“Badi”), the Company completed the transaction to purchase 100% of the capital stock of Joody Al Sharqiya Food Production Factory (“Joody Al”), a food processing company in Saudi Arabia. The fair value of the consideration was equivalent to R$40,720 (SAR29,195) paid in cash and, on that date, Joody Al became a wholly-owned subsidiary of Badi.

In June 2021, the subsidiary BRF Pet., dedicated to the pet food segment, entered into an agreement to acquire quotas representing 100% (one hundred percent) of the capital stock of the companies that make up the Hercosul Group. On August 2, 2021, the Company concluded the transaction for the amount of R$812,921 thousand, of which R$675,355 thousand were paid in cash, R$119,180 thousand will be paid in the next 4 years and R$18,386 thousand refer to the contingent consideration. According to the conditions established in the acquisition agreement, which are common in contracts of this nature, the value of the consideration may be adjusted based on the net debt and working capital of the Hercosul Group.

In June 2021, the subsidiary BRF Pet S.A. entered into an agreement for the acquisition of the companies Paraguassu Participações S.A. and Affinity Petcare Brasil Participações Ltda., both holding 100% (one hundred percent) of the capital stock of Mogiana Alimentos S.A. On 09.01.21, the Company concluded the transaction for the amount of R$481,435 thousand, of which R$290,225 thousand were paid in cash, R$145,548 thousand will be paid in the next 6 years and R$45,662 thousand refer to contingent consideration. According to the conditions established in the acquisition agreement, which are common in contracts of this nature, the total amount of the consideration can be adjusted based on the net debt and working capital of Mogiana Alimentos S.A.

On August 16, 2021, the Company entered into an Investment Agreement for the constitution of a joint venture with a subsidiary of AES Brasil Energia S.A. to build a park for self-generation of wind energy at the Cajuína Wind Complex, Rio Grande do Norte, with an installed capacity of 160MW, generating 80MWm, to be marketed with the Company through a 15-year energy purchase and sale agreement. The estimated investment of the project is approximately R$905 million, which corresponds to R$5.4 million/MW installed, and the Company will directly invest the approximate amount of R$92 million, to be disbursed during the development of the project. The closing of the operation took place in March 2022 and the start of operations of the park is scheduled for 2023 with the start of supply in 2024.

On September 16, 2021, the Company signed, with Intrepid Participações S.A. (“Intrepid”), an Incentivized Electricity Purchase and Sale Agreement, for a period of 15 years, together with a Private Instrument for the Granting of Stock Option, which provides for the entry of the Company through a holding company held jointly with Intrepid, which aims to build a park for solar self-generation in the cities of Mauriti and Milagres, Ceará, with an installed capacity of 320 MWp (Megawatt peak), with an average generation of 80MW. The estimated investment in the project is approximately R$1.1 billion (R$3.7 million/MWp installed), with BRF expecting a direct investment of R$50 million, to be disbursed during the Project. The operation is still pending closure and the start of park operations is scheduled for 2024.

In December 2021, BRF Foods GmbH and One Foods Holdings Ltd., indirect wholly-owned subsidiaries of the Company, signed an amendment to the stockholders' agreement with Qatar Holding LLC, a wholly-owned subsidiary of Qatar Investment Authority, through which they agreed to terminate the put option held by Qatar Investment Authority provided for in such instrument, thus leaving BRF's financial obligation to QIA extinct. From 2023, QIA will have new alternatives to liquidate its investment in Banvit.

On 24.10.22 BRF GMBH, a wholly owned subsidiary of the Company, entered into a stockholders' agreement (“Agreement”) with Halal Products Development Company (“HPDC”), a wholly owned subsidiary of the Public Investment Fund (“PIF”), which aims to develop the Halal industry in Saudi Arabia through innovation and growth in the Halal segment. The transaction is still subject to obtaining approvals from the parties' regulatory authorities and corporate bodies.

The agreement provides for the creation of a company in Saudi Arabia owned up to 70% by BRF and up to 30% by HPDC. The entity will act in the complete chicken production chain in Saudi Arabia and promote the sale of fresh, frozen and processed products. The entity will have a combined investment of USD500,000, of which (i) USD125,000 will be contributed by BRF GmbH and HPDC upon incorporation of the company; and (ii) the remainder will be contributed in due course in accordance with the investment plan to be established by the parties. The agreement also provides for the creation of a Halal Business Headquarters, a Halal Food Innovation Centre and a Centre of Excellence in Saudi Arabia.

On October 25, 2022, One Foods Holdings Limited (One Foods), a wholly owned subsidiary of the Company, signed a stock purchase and sale agreement with Al Nowais Investment Company LLC (Ani) to acquire 51% of the stock of Al Wafi Food Products Factory, an Emirati company that produces processed food in the United Arab Emirates and which was already 49% owned by One Foods. The transaction amount was about USD 1,370,000.00, paid at closing on November 28, 2022. On that date, One Foods became the 100% owner of Al Wafi Food Products Factory.

(c)       Unusual events or transactions

There were not, during the fiscal years ended December 31, 2020, December 31, 2021 and December 31, 2022, any unusual events or operations with respect to the Company or its activities that have caused or are expected to cause a material effect on the Company's financial or income statements.

2.5 - If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or PBIT (profit before interest and income tax), the issuer must:

(a)       Inform the value of non-accounting measurements

The information in this item is derived from the Company's consolidated financial statements for the fiscal years ended December 31, 2022 and 2021; The reconciliations between this information and the amounts disclosed in the financial statements are presented in the following item of this document.

(In millions of Brazilian Reais)	12/31/2022	12/31/2021
Net Debt	14597598	17331927
Adjusted EBITDA	3,896,319	5558661
Leverage (Net Debt /Adjusted EBITDA)	3.75	3.12
Adjusted EBITDA Margin (Adjusted EBITDA/Net Revenue)	7.2%	11.5%

Non-accounting measurements are generally defined as those used to measure historical performance, financial position or cash flows, but exclude or include amounts that would not be adjusted in the metrics contained in accounting practices adopted in Brazil and in international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

Non-accounting measurements have neither standardized meanings nor definitions and may not be directly comparable to measurements similarly adopted by other companies due to differences in how they are calculated.

This Reference Form includes the following non-accounting measurements:

EBITDA

Adjusted EBITDA (earnings before interest, tax, depreciation and amortization)): measured in accordance with CVM Resolution 156, of June 23, 2022: Net Profit (Loss) plus Net Loss from discontinued operations, plus Taxes on Profit, plus Net Financial Revenue (expenses) (includes Financial Revenues, Financial Expenses and Monetary and Exchange Variations), plus Depreciation, Amortization and Exhaustion of biological assets, plus Non-Controlling Interest, plus costs and expenses, with Weak Meat and Cheating Operations, plus expenses with the payment of the class action, plus expenses with business demobilization, plus increase or reduction in the fair value of forests (biological assets), plus expenses with acquisitions and integrations, plus gains in tax recoveries, plus expenses with restructuring plan and more net losses with hyperinflation. Adjusted EBITDA is used to make certain decisions by Management and is a complementary measure of financial performance and operating cash generation ability. Adjusted EBITDA is a measurement not provided for in IFRS (non-accounting measurement) and should not be considered as a substitute for Net Profit (loss), Operating Cash Flow, nor as a basis for distribution of dividends or other existing operating performance measures in accordance with IFRS. Adjusted EBITDA, as measured by the Company, may not be comparable to similar measures of other companies;

Adjusted EBITDA Margin: measured as Adjusted EBITDA divided by Net Revenue for the period.

Gross Debt: measured as current and non-current Loans and Financing, plus Derivative Financial Instruments, net – current and non-current. Gross Debt is a complementary non-accounting measure of the Company's financial condition and is used in making certain decisions by Management.

Net Debt: measured as Gross Debt less Cash and Cash Equivalents, less Restricted Cash current and non-current, less Securities current and non-current. Net Debt is a complementary non-accounting measure of the Company's financial condition and is used in making certain decisions by Management. The presentation of this metric does not indicate that the entire balance of Cash and Cash Equivalents and Securities are available to pay the Loans and Financing, particularly as part of the balances are required to provide working capital for the Company's business and additionally, part of the cash is for restricted use.

Leverage: measured as Net Debt divided by Adjusted EBITDA for the year.

(b)       Make the reconciliation between the amounts disclosed and the amounts of the audited financial statements

(In millions of Brazilian Reais)	12/31/2022	12/31/2021
Net income for the year	(3,090,678)	517,314
(+) IRPJ/CSSL current and deferred	285,634	(552,102)
(+) Financial income, net	2668755	3044575
(+) Depreciation and amortization	2991705	2746355
EBITDA	2855416	5756142
Net operating revenue	53,805,028	48,343,305
EBITDA Margin	5.3%	11.9%
Impacts of Operation Weak Meat and Operation Cheating	588,774	9,003
Tax Recoveries	(191,059)	(125,349)
Participation of non-controlling stockholders	(24,777)	(17,929)
Fair value of forests	(33,840)	(16,443)
Expenses with acquisitions and integrations	267	29,386
Restructuring	45,223	-
Impairment	-	(76,148)
Hedge accounting	444,954	-
Effects of hyperinflation	211,361	-
Adjusted EBITDA	3,896,319	5,558,662
EBITDA Margin	7.2%	11.5%

(c)       Explain why it understands that such measurement is more appropriate for the correct understanding of its financial condition and the income of its operations

Adjusted EBITDA (earnings before interest, tax, depreciation and amortization) s a non-accounting measurement disclosed by the Company in accordance with CVM Resolution 156 of June 23, 2022, derived from our financial statements and consists of: Net Profit (Loss) plus Net Loss from discontinued operations, plus Taxes on Profit, plus Net Financial Revenue (expenses) (includes Financial Revenues, Financial Expenses and Monetary and Exchange Variations), plus Depreciation, Amortization and Exhaustion of biological assets, plus Non-Controlling Interest, plus costs and expenses with Weak Meat and Cheating Operations, plus Class Action payment expense, plus business demobilization expenses, plus increase or decrease in the fair value of forests (biological assets), plus acquisition and integration expenses, plus gains on tax recoveries, plus restructuring plan expenses, plus net losses with hyperinflation.

Management uses Adjusted EBITDA to make certain decisions and understands that it is an appropriate complementary measure of financial performance that allows comparability between periods and demonstrates the Company's operating cash generation potential. Likewise, the Company uses metrics derived from Adjusted EBITDA, such as Adjusted EBITDA Margin, to evaluate performance in relation to net revenue. Adjusted EBITDA is a measurement not provided for in IFRS (non-accounting measurement) and should not be considered a substitute for Net Profit (loss), Operating Cash Flow nor as a basis for distribution of dividends or other existing operating performance measures in accordance with IFRS. Adjusted EBITDA, as measured by the Company, may not be comparable to similar measures of other companies.

Management also uses the non-accounting measurements of Gross Debt and Net Debt to measure the financial condition and ability to pay certain liabilities of the Company, by comparing certain liability balances and certain active balances, as described in paragraph 3.2 (a). Gross Debt and Net Debt are measurements not provided for in IFRS (non-accounting measurements) and do not indicate that the entire balance of Cash and Cash Equivalents and Securities are available to pay the Loans and Financing, particularly as part of the balances are required to provide working capital for the Company's business and additionally, part of the cash is for restricted use.

Finally, the Company uses the Leverage metric, derived from the Net Debt and Adjusted EBITDA metrics as indicated in item 3.2 (a), for complementary purposes in assessing its potential ability to pay certain liabilities through the potential generation of operating cash. Leverage is a complementary measurement, not provided for in IFRS (non-accounting measurement) and should not be used as a substitute for any accounting metrics as provided for in IFRS.

2.6 - Events Subsequent to the last financial statements

The last financial statements for the fiscal year 2022 were approved and their issuance authorized by the Company's Board of Directors on 02.28.23.

The following subsequent events were included in these statements:

2.6.1 Earthquake Turkey and Syria

On February 6, 2023 an earthquake of great magnitude struck Turkey and Syria. Banvit, a subsidiary of the Company in Turkey, does not have units in a location close to those affected by the tremors and has not undergone impacts on its operations.

2.6.2 Judgment themes 881 and 885 by the Federal Supreme Court

On February 8, 2023, the Federal Supreme Court (“STF”) unanimously decided that a definitive decision favorable to companies on taxes collected on a continuous basis will lose its effect if the STF subsequently judges it otherwise. The Company evaluated the matter decided in this decision that covers Social Contribution on Net Profit and informs that it regularly collects the contribution.

The Company also evaluated other taxes that fall within the definition contained in the decision rendered and there are no cases with res judicata favorable to BRF and that have an unfavorable decision in the STF. Therefore, no impact was observed in this Financial Statement.

2.7 - Income allocation policy

2022
Rules on Retention of Profits

Pursuant to Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), stockholders meeting at an annual general meeting may resolve on the retention of a portion of the net profit for the year, allocated to the payment of expenses provided for in a capital budget that has been previously approved. Furthermore, the Brazilian Corporate Law, as well as the Company's Bylaws, establishes that 5% of net profit will be allocated to the constitution of a legal reserve, provided that it does not exceed 20% of the capital stock.

After the payment of the mandatory minimum dividend, the Company's Bylaws establish that 20% of the net profit for the year will be allocated to the constitution of reserves for capital increase, until reaching the limit of 20% of the capital stock. Furthermore, up to 50% of the net profit will be allocated to the constitution of the reserve for expansion, until it reaches 80% of the capital stock, with the purpose of ensuring investments in permanent assets, or increases in working capital, including through the amortization of the Company's debts, regardless of the profit withholdings linked to the capital budget, and its balance may be used: (i) in the absorption of losses, whenever necessary; (ii) in the distribution of dividends, at any time; (iii) in the redemption, reimbursement or purchase of stock, authorized by law; and (iv) in the incorporation into the capital stock, including through bonuses on new stock. Furthermore, the general meeting may, at the proposal of the management bodies, allocate to the tax incentive reserve the portion of net profit arising from the tax benefits, which may be excluded from the mandatory dividend calculation basis.

Amounts of profit withholdings	On 01.31.22, the Company offset accumulated losses with capital reserves, as provided for in the Brazilian Corporation Law, in the amount of R$2,703,358.
Rules on distribution of dividends	According to the Company's Bylaws, the minimum mandatory dividend established is 25%, adjusted under the terms of the Brazilian Corporation Law. Furthermore, the Company may choose to pay dividends in the form of interest on equity (JCP).

Frequency of dividend distributions	Pursuant to the Company's Bylaws and article 204 of the Brazilian Corporation Law, the Company may draw up a semi-annual balance sheet and, based on the verified income, declare, by resolution of the Board of Directors, dividends or interest on equity (JCP) to the profit account determined in this balance sheet. The Company may draw up a balance sheet and distribute dividends in shorter periods, provided that the total dividends paid in each half of the fiscal year do not exceed the amount of capital reserves referred to in paragraph 1 of article 182 of the Brazilian Corporation Law.
Restrictions on distribution of dividends	By virtue of an export credit note, bank credit note, deed of issue debentures and credit assignment agreement linked to agribusiness receivables certificates (CRA) issued by the Company, the distribution, by the Company, of profits, dividends and/or interest on equity is prohibited if the Company is in arrears with the fulfillment of any of its pecuniary obligations provided for in such note, except for the mandatory minimum dividends provided for in the Brazilian Corporation Law. As of the date of this Reference Form, the Company was up to date with the fulfillment of its pecuniary obligations, therefore, there were no restrictions on the payment of dividends by the Company.

Furthermore, indicate whether the Company has a policy for the allocation of income formally approved, inform the body responsible for approval, date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted:

Not applicable, considering that the Company does not have a formally approved income allocation policy.

2.8 - Relevant items not evidenced in the financial statements

(a)       The assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items), such as:

In the normal course of its business, the Company enters into contracts with third parties for the acquisition of raw materials, mainly corn and soybean meal, in which the agreed prices may be fixed or to be fixed. The Company also enters into other commitments, such as electricity supply, packaging, construction of real estate, among others, to supply its manufacturing activities. The firm purchase commitments are shown below:

This table is presented in note 32 to the financial statements for the fiscal year ended on 12.31.22.

(i)       Portfolios of receivables written off over which the entity has neither retained nor transferred substantially the risks and rewards of ownership of the transferred asset, indicating respective liabilities

There are no written-off receivables portfolios on which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset for the fiscal year ended December 31, 2022.

(ii)       Contracts for the future purchase and sale of products or services

There are no contracts for the future purchase and sale of products or services not evidenced in the Company's balance sheets for the fiscal year ended December 31, 2022.

(iii)       Unfinished construction contracts

There are no unfinished construction contracts not evidenced in the Company's balance sheets for the fiscal year ended December 31, 2022.

(iv)       Contracts for future receipts of financing

There are no contracts for future receipts of financing not evidenced in the Company's balance sheets for the fiscal year ended December 31, 2022.

(b)       Other items not evidenced in the financial statements

The Company does not have material items not evidenced in the financial statements that have or are likely to have effects on its financial condition, revenues and expenses, income of operations, liquidity, capital expenditures that are material to investors.

2.9 - Comments on items not evidenced in the financial statements indicated in item 2.8

(a)       How such items change or may change the income, expenses, operating income, financial expenses or other items of the issuer's financial statements

Firm purchase commitments are stated in paragraph 2.8 and will affect the Company's costs and expenses, as well as assets and liabilities when they meet the requirements for recognition in accordance with applicable accounting standards.

In the case of instruments with prices to be fixed, variations in the price of services, electricity, commodities, inputs, among others, may significantly affect the Company's future costs and expenses. The management of such risks is done in accordance with BRF's Financial Risk Management Policy.

(b)       Nature and purpose of the operation

Such transactions arise from the normal course of business and are composed of contracts with third parties for the acquisition of raw materials, mainly corn and soybean meal, in which the agreed prices may be fixed or to be fixed, in addition to other commitments, such as electricity supply, packaging, construction of real estate, among others, to supply their manufacturing activities.

(c)       Nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the operation

For a description of the nature of each operation, as well as the amount of obligations assumed and the rights generated in favor of the Company as a result of transactions not evidenced in the Company's financial statements, see item 2.8 of this Reference Form.

2.10 - Business Plan

(a)       Investments

(i)       Quantitative and qualitative description of the investments in progress of the planned investments

The table below sets forth the Company's capital expenses, related to investments in the acquisition of fixed assets, intangible assets and biological assets, in the last two fiscal years, ended December 31, 2022 and 2021.

Investments	Fiscal years ended on December 31,
	2022	2021
	(in thousands of R$)
Fixed assets	1452734	1555426
Biological assets	1387669	1239746
Intangible Assets	228,733	179,632
Total	3,069,136	2,974,804

Investments made

Fiscal year ended December 31, 2022

In 2022, the Company continued its investments with the completion of large projects defined in the Company's Strategic Plan. Projects focused on strategic opportunities for revenue growth, process efficiency, adjustments to meet changes in legislation, launch of new products, continuity in their commitments to sustainability and animal welfare, and service to the international market were delivered.

The main capital expenditures in 2022 are described below:

Demand. The Company continued investments to meet demand, with the expansion of its production capacity, increased slaughter capacity of pigs and turkeys, new lines of processed, embedded, and fresh products and expansion of capacity in the international operation. Furthermore, we invested in value addition in the mix, product innovation and new sales channels.

Efficiency. Throughout 2022, the Company sought opportunities to optimize its operations, and implemented projects with automation of production lines, operational improvements to increase the yield of processes, raw materials and products, cost optimization and technological efficiency of industrial and corporate processes through the Digital Journey strategy.

Quality, Compliance, and people. The Company invested to adapt its structures and processes to improve the quality of its products, compliance with standards and legislation, safety of its operations and its employees in slaughterhouses, feed mills and distribution centers and in the improvement of cybersecurity and information security

Investments Predicted by 2030 Vision Plan 2030

Given the scenario of global cost inflation and challenging business environment, in 2022, the company will execute a process simplification and resizing plan, aiming at greater agility, efficiency and profitability. Regarding its long-term planning, called Vision 2030, the Company will carry out a broad review, as provided for in the plan announcement.

(ii)       Sources of financing of investments

The Company has resources from the generation of operating cash, as well as credit lines with financial and development institutions, including loans aimed at encouraging rural activities and issuance of debt securities in the local and international capital market (see item 10.1.f for more details on relevant loan and financing agreements).

(iii)       Relevant divestments in progress and planned divestments

As per the Notice to the Market filed with the Brazilian Securities and Exchange Commission (CVM) on February 28, 2023, the Company hired Banco Santander to be its financial advisor for the sale of its pet food operation, developed by its investees BRF Pet S.A., Mogiana Alimentos S.A., Hercosul Alimentos Ltda., Hercosul Soluções em Transportes Ltda., Hercosul Distribuição Ltda. and Hercosul International S.R.L (“Transaction”).

The Transaction will be carried out through a competitive process, with the objective of obtaining the most advantageous proposal for the Company, including the highest price for the assets to be sold; and this process is in its initial stage, with preliminary talks with potential interested parties.

The Company will keep its shareholders and the market duly informed about any new information related to the matter.

(b)       As long as already disclosed, indicate the acquisition of plants, equipment, patents, or other assets that should materially influence the issuer's productive capacity

There is no acquisition of plants, equipment, patents, or other assets that should materially influence the Company's productive capacity.

(c)       New products and services

(i)       Description of ongoing research already disclosed

In 2022, 192 new SKUs were launched for consumers, 101 launches in the Brazilian market and 91 in the international market. Among the launches in the international market, 14 were in the Asia region, 41 in the Halal market and 36 in the other operations with direct exports. We also launched 43 SKUs in our pet segment, following the acquisition of the Hercosul and Mogiana Group.

The Company's Research, Development, and Innovation (“RD&I”) activities comprise agricultural research and innovation and research and development of products and processes. The Product Research and Development team is in Jundiaí, in the State of São Paulo, where the BRF Innovation Center (“BIC”) is located.

At the beginning of June 20, 2013, BIC received financing from FINEP in the total amount of R$106 million, of which R$53.9 million was allocated to the construction of the facilities. The BIC has a total area of 13,500m². The building exemplifies our commitment to investing in RD&I to create and add value to our products, processes and services. Its structure was developed to establish standards of technological development in the food industry, including the areas of research and development of meats, pasta, margarines, vegetables, packaging, graphic arts, visual standardization of packaging, quality of suppliers, regulatory affairs, sustainability and animal welfare. The facility has meeting rooms, pilot unit, areas for sensory testing and evaluation, packaging laboratories, kitchens with food service, library and spaces for brainstorming and benchmarking with potential partners.

The Company considers investments in RD&I as a fundamental factor for maintaining competitive advantages, including aiming to optimize the production chain, improve sustainability factors, and launch innovative products meeting the expectations and needs of consumers, customers, and markets.

The agricultural RD&I area aims to strengthen international competitiveness through the continuous introduction of new technologies. The purpose of these activities is to reduce production costs, improve product quality and customer satisfaction, and meet consumer demands. For this, there is the maintenance of a team of qualified and experienced specialists to try new products and innovations. This team includes highly qualified and postgraduate researchers, animal production specialists, researchers, veterinarians, agronomists and technical support. Furthermore, there are collaboration agreements with several universities, government research institutions and innovative private companies, and various research incentives made available by government research and development agencies are used. The Company believes it has one of the largest experimental poultry and pig farming research facilities in the world and has an experimental research structure for poultry and pigs, with an experimental feed factory and 19 experimental warehouses, which are distributed in four experimental farms, located in the State of Santa Catarina, with a total of 1,392 experimental bays for evaluations of the characteristics of impact on the production chain. Furthermore, the Company has eight bromatological laboratories, five laboratories with Near Infrared Spectroscopy (NIRS) to receive grains and five animal health laboratories that support research activities and operation.

In 2017, the Company implemented a real-time feed formulation technology, also known as online NIRS. This technology uses real-time analysis of the raw materials in the production line through NIRS, and integrates the data generated with a feed formulation optimization software that optimizes the feed formula to be produced in each feed batch. This process improves the accuracy and quality of the feed produced and is aligned with the commitment to quality throughout the process. BRF was one of the pioneers in the use of this technology in Brazil. In the coming years the goal is to continue to expand the technology within the company.

Furthermore, the formal research department has field research initiatives in the production system that allow to evaluate all technologies in real production conditions. Field research is also used to calculate the productivity and financial impact of innovations and establish the appropriate time to introduce a new technology. The Company believes that the field research system brings an advantage over other research centers and other companies in the sector. Regarding RD&I product projects, research projects on reducing additives in meat products, natural ingredient solutions to extend the shelf life of products with food safety assurance, new packaging and reduced use of packaging materials are underway. Another important front in research projects is related to the reduction and optimization of costs in product formulation, always balancing accessibility, sensory and nutritional aspects with consumer requirements.

Furthermore, the Company has its own pig farming program in eight farms, competing with eight genetic packages in relation to the most important global breeding programs, which supply 70% of BRF's annual demand. The program has a highly qualified team that includes geneticists, specialists in reproduction, meat quality and management. In 2022, an upgrade was carried out in the genomics sector, which was improved and optimized regarding the quality control of genomic information. Furthermore, a new terminal was developed that will be tested in field conditions in 2023 and we implemented feed conversion in collective bays.

Since 2009, the Company has benefited from tax credits from the Ministry of Science, Technology, and Innovation (Ministério da Ciência, Tecnologia e Inovação) to encourage innovation research, called the “Lei do Bem”. This program supports technological innovation based on the development of new products and new manufacturing processes and incremental improvement in real products or processes. In recent years, research partnerships have been established in projects funded by EMBRAPA, FINEP, CNPq and BNDES, in different research areas.

RD&I teams were integrated into the same business unit in 2015 in order to stimulate efficiency among teams, increase the speed of product commercialization, and improve technological and consumer connections.

The Company has researchers and project managers who are dedicated to continuously contributing innovative ideas to the RD&I segment, while optimizing costs, processes and formulations. The Company has developed a unique step-by-step process, which is managed by a cross-functional team to make bimonthly decisions about possible innovations. As such, the Company can accelerate the decision-making process, in a very complex chain, considering multiple points of view.

Growth platforms are defined by the Company based on consumer preferences. The main platforms for the Sadia brand are: everyday meals, helpers, happy meals, well-being, premium and special dates. Furthermore, the main platforms for the Perdigão brand are: everyday meals, barbecue, Christmas and snacks. Furthermore, the main platforms for the Qualy brand are: breakfast, new occasions and margarine 2.0. Project managers can now navigate different categories, such as ready meals, cold cuts, fresh meats, pastes, snacks, and even food services, to design and apply solutions that meet an unmet need or improve a specific consumer preference. Thus, R$242 million, R$244 million and R$196 million were invested in 2022, 2021 and 2020, respectively.

In 2019, in line with the strategy of developing pork consumption in Brazil, the Company launched a robust portfolio of protein with cuts for Sadia daily life, seasoned cuts for Perdigão Na Brasa barbecue and commemorative seasoned cuts for Sadia Christmas. The Company also launched two important Sadia sub-brands: the Speciale Sadia sub-brand, with a premium cold cuts portfolio that includes raw ham and pepper-edged salami, and the Na Receita Sadia sub-brand, with a new line of pre-prepared chicken to be used in various recipes, marketed both in retail and in food services. With the Sadia brand, there is also a focus on updating the ready and cold dishes categories, including the launch of a new item, Mac'n Cheese, for the retail channel. Furthermore, the portfolio of the Perdigão brand was expanded through the Ouro sub-brand, with the launch of mini sausage snacks and the relaunch of the pizza line, a volume category that promises to bring greater visibility to the brand on supermarket shelves.

In 2020, to reinforce the Company's strategy of developing new consumption habits of pork cuts in the Brazilian market, the portfolio under the Sadia brand was expanded with several products, including new formats such as cubes, strips and IQF (individual quick freezing). In order to expand the Sadia brand to encompass associations with natural products, a partnership was signed with a Brazilian packer to market a new portfolio of organic chicken cuts. The Company also launched Sadia Veg&Tal, its line focused on vegan and vegetarian consumers, which offers a portfolio of products such as vegetable burgers, frozen vegetables, and frozen pies. Furthermore, the sub-brand Sadia Speciale was launched with a portfolio of higher added value such as Parma ham and the new raw ham and salami with pepper rim. Under the brand Ouro Perdigão, the line of mini sausages was launched, continuing the process of portfolio expansion in the category of appetizers and snacks. The Perdigão frozen pizza portfolio was also launched, which will ensure increased brand visibility in the main market of the category. With the Qualy brand, the Qualy Vita line was launched, made with vegetable oils and source of Omega 6, an essential nutrient for heart care. Finally, the Company also expanded the Qualy brand portfolio with butter, curd and frozen cheese breads.

During 2021, in addition to strengthening and expanding the lines launched in the last two years, we maintained our strategy of building increasingly segmented consumer platforms. We highlight as a novelty the launch of Livre&Lev, a sub-brand of Sadia, which focuses on well-being and is characterized as an excess-free and light line in ingredients, specially developed to deliver more naturalness with fewer known ingredients, free of additives. Composed of cold cuts (ham and turkey breast) and ready-made dishes (portion meals, which allow for different combinations and wraps). Another important initiative was the launch of Sadia Veg&Tal's 100% Vegetable Chicken line, composed of 3 SKUs (shredded chicken, in strips and cubes), and officially the 1st line of carbon-neutral chickens on the market, whose emissions are neutralized from the grain to the point of sale through the purchase of carbon credits from forest conservation projects. The announcement was made during the COP26 climate conference in Scotland. The entries were awarded: First Place in the ESG Category and Winner in the 2021 Impact Projects Category, both awarded by the Grow Innovation Awards.

During 2022, we maintained our strategy of building increasingly segmented consumer platforms, strengthening our core portfolio and discontinuing fewer representative products. We highlight the launch of "Empanadíssimo", crispy whole chicken breast strips on the outside and juicy on the inside (2 SKUs), launch of Speciale Sausages, with 3 SKUs inspired by German cuisine, with the objective of expanding the portfolio adding value to the category, dominated by the traditional sausage segment, Qualy "Vegê" is officially the 1st clean label margarine in Brazil (1 SKU) and taking advantage of the World Cup event and the high seasonality of fresh sausages in Brazil we complete the line with 6 more types and products of different flavors. Another important initiative was the Chester pies as a complement to the Christmas dinners, bringing an expansion of the Chester brand portfolio. Our continuous search for innovation and launches has been rewarded: 3rd place in the Food, Beverages and Ingredients sector and 35th place in the general ranking carried out by Valor Econômico e Estratégia and the TOP 100 Open Corps 2022 award of the Ranking 100 Open Startups 2022, we were in the TOP 3 in the Consumer Goods and Food category and entered the TOP 50 Open Corps ranking.

(ii)       Total amounts spent by the issuer on research for developments of new products or services

In the fiscal year ended December 31, 2022, the Company spent R$242 million on Research, Development, and Innovation activities. In the years 2015 to 2018, the Company also considered as R&D&I expenses the fixed expenditure amounts entered in the cost centers of the management related to these activities, as well as the amounts spent as consumption material in experimental research tests and field research of agricultural R&D&I projects, which is why there is an increase in the value in such years.

The Company understands that investing in R&D&I is a key factor to maintain its competitive advantages, whether to optimize its production chain, improving sustainability, as well as launching innovative products, meeting the expectations and needs of consumers, customers and markets.

(iii)       Projects under development already disclosed

The Company has its own pig breeding program, competitive with the programs of international genetics companies. This program currently serves, by option, 70% of the Company's production. The program has six core farms in the State of Santa Catarina, with a staff of 136 active employees, a farm in the State of Goiás, with a staff of 42 active employees, in addition to a backup farm in the state of Minas Gerais. Today the Company has a tissue bank with more than 610 thousand samples of genetic material and a series of works were carried out to incorporate genomic evaluation and in 2021 it will start the process of selecting animals using genomic genetic values. To enable this technological leap, the Company established partnerships with six centers of the Brazilian Agricultural Research Corporation - EMBRAPA, research centers, universities and research and development agencies (BNDES, FINEP, CNPq and FAPESP) and formed a board with seven geneticists.

In recent years, research partnerships have been established in projects financed by EMBRAPA, FINEP, CNPq, BNDES, and, since 2009, the Company has benefited from tax recovery under the Goods Law, in years when it calculates taxable profit. This law introduced a tax incentive related to Research, Development and Technological Innovation. The law defines “technological innovation” as the creation of a new product or production process, as new features or characteristics that bring increased improvements and effective gains in quality or productivity, resulting in stronger market competitiveness. The main feature of the mechanism of this tax incentive is the exclusion of expenses to determine the amount of income tax and social contribution that is charged on net income.

The Company's integrated process of agricultural innovation starts from interfaces with companies and research centers, characterized by the sharing of the use of physical structures and technical staff, to solve the main demands for the development of joint work, but mainly resulting in the feedback of new innovation proposals from the technological development network itself.

BIC's R&D&I team works together with the Quality Assurance area in the adoption of international quality assurance, food safety and food fraud practices, in addition to the development of monitoring systems for monitoring products and industrial processes.

In March 2021, the Company signed a Memorandum of Understanding (“MOU”) with Aleph Farms, Ltd, an Israeli startup that develops proteins in the laboratory, from animal cells. The agreement aims to: (i) the development and production of meats grown using Aleph Farms' patented production (BioFarm ™); and (ii) the distribution of proteins grown by Aleph Farms, exclusively, in Brazil. On July 7, 2021, the Company disclosed, through a statement to the market, that it participated in the investment round (Series B) promoted by Aleph, in the amount of US$2,500,000.00 (two million, five hundred thousand US dollars).

The partnership will strengthen business generation and diversification to meet growing consumer demands for a greater variety of alternative proteins. In addition to the commercial potential in the Brazilian market, this partnership will also reinforce the sustainability, innovation and food security commitments adopted by the two companies.

(iv)       Total amounts spent by the issuer on the development of new products or services

In the fiscal year ended December 31, 2021, the Company invested R$42,010 thousand in Research, Development and Innovation activities. In 2019, in line with the strategy of developing pork consumption in Brazil, the Company launched a robust portfolio of protein with cuts for Sadia daily life, seasoned cuts for Perdigão Na Brasa barbecue and commemorative seasoned cuts for Sadia Christmas.

Reflecting its leadership position as the most innovative brand, in 2020, several products were launched under the Sadia brand that bring more practicality to the daily life of the consumer, such as: Mac'n Cheese line, a young and pioneering concept in Brazil of frozen ready dish that is ready in 5 minutes in the microwave; new line of Sadia Na Receita products, a portfolio of pre-prepared chickens as shredded, cubed and strips, to assist in the preparation of recipes and the Sadia Marinated line, with cuts of lightly seasoned chickens with ingredients such as salt, onion and garlic. The Company also launched Sadia Veg&Tal, its line focused on vegan and vegetarian consumers, which offers a portfolio of products such as vegetable burgers, frozen vegetables and frozen pies. Furthermore, the sub-brand Sadia Speciale was launched with a portfolio of higher added value such as Parma ham and the new raw ham and salami with pepper rim. Under the brand Ouro Perdigão, the line of mini sausages was launched, continuing the process of portfolio expansion in the category of appetizers and snacks. The Perdigão frozen pizza portfolio was also launched, which will ensure increased brand visibility in the main market of the category. With the Qualy brand, the Qualy Vita line was launched, made with vegetable oils and source of Omega 6, an essential nutrient for heart care. Finally, the Company also expanded the Qualy brand portfolio with butter, curd and frozen cheese breads.

During 2021, in addition to strengthening and expanding the lines launched in the last two years, the Company maintained its strategy of building increasingly segmented consumer platforms. The launch of Livre&Lev, Sadia's sub-brand, which focuses on well-being and is characterized as a line free of excesses and light in ingredients, specially developed to deliver more naturalness with fewer ingredients, free of additives, stands out as a novelty. The Livre&Lev line is mainly composed of cold cuts (ham and turkey breast) and ready dishes (portioned meals, which allow different combinations and wraps). Another important initiative was the launch of Sadia Veg&Tal's 100% Vegetable Chicken line, composed of 3 SKUs (shredded chicken, in strips and cubes), officially the 1st line of carbon-neutral chickens on the market, whose emissions are neutralized from the grain to the point of sale through the purchase of carbon credits from forest conservation projects. The announcement was made during the COP26 climate conference in Scotland. The launches were awarded first place in the ESG Category and Winner in the 2021 Impact Projects Category, both delivered by the Grow Innovation Awards.

During 2022, we maintained our strategy of building increasingly segmented consumer platforms, strengthening our core portfolio and discontinuing less representative products. We highlight the launch of "Empanadíssimo", crispy whole chicken breast strips on the outside and juicy on the inside (2 SKUs), launch of Speciale Sausages, with 3 SKUs inspired by German cuisine, with the objective of expanding the portfolio adding value to the category, dominated by the traditional sausage segment, Qualy "Vegê" is officially the 1st clean label margarine in Brazil (1 SKU) and taking advantage of the World Cup event and the high seasonality of fresh sausages in Brazil we complete the line with 6 more types and products of different flavors. Another important initiative was the Chester pies as a complement to the Christmas dinners, bringing an expansion of the Chester brand portfolio.

(d)       Opportunities inserted in the issuer's business plan related to ESG issues

We have formalized our commitment to be Net Zero by 2040, contributing to global efforts against global warming, and have taken concrete steps in this direction. Approximately R$130 million in clean energy was announced in two important partnerships with AES Brasil and Pontoon, covering three important pillars to sustain our business: sustainability, by reducing greenhouse gas emissions; economic, by cost competitiveness; and operational, by guaranteeing energy supply to our units. BRF will thus achieve about 90% of its energy generation in Brazil through clean sources.

In this context of decarbonization and advances related to our ESG (environmental, social and governance) commitments, another milestone was the publication of our Sustainable Grain Purchase Policy. The initiative determines guidelines for the traceability of 100% of grains from the Amazon and Cerrado and reinforces our commitment to preserving the environment and combating deforestation. Already in 2022, we reached 100% traceability of direct suppliers from the Cerrado and the Amazon and reached 45% of the indirect suppliers of these same biomes. This result reflects the company's concern with the sustainable origin of grains, free of deforestation and low impact on biodiversity. To achieve this result, a technological platform for territorial monitoring was implemented, which allows us to register the properties of our suppliers and monitor them to ensure a more sustainable supply. Among the socio-environmental criteria used in monitoring, we can highlight: Embargoes of IBAMA, ICMBio and State Secretariats of Environment (when available), Deforestation detected by PRODES, overlaps with indigenous lands, quilombolas and conservation units. These criteria are aligned with best market practices. Furthermore, analyses are carried out systematically every 15 days, across our supplier base. For suppliers that do not comply with the criteria established in our Sustainable Grain Purchase Policy, we make the preventive blockade and evaluate the case. For extraordinary cases, which do not fit our Decision Flow, we formed the Multidisciplinary Grain Sustainability Committee, composed of the areas of Commodities, Sustainability, Reputation, Compliance and Legal. The Committee evaluates, from the point of view of each area, the maintenance or suspension of the negotiation. In addition to monitoring, we act in the engagement with our partners for joint solutions that bring benefits to the chain as a whole. The company remains committed to advancing this percentage in the coming years to deliver the commitment to ensure the traceability of 100% of grains originating from the Amazon and the Cerrado.

Related to Animal Welfare companies have been advancing in several requirements. In 2022 we fulfilled another commitment related to the end of painful surgical castration in the swine (male) squad, reinforcing our pioneering in animal welfare. Other work fronts are gradually being implemented. Through the global Animal Welfare Program Made at BRF, we establish policies, standards, processes and indicators according to the specificities of each location where we operate. The program is premised on the concept of the five domains of Animal Welfare, an evolution of the 5 Animal Freedoms developed in 1979 by the Farm Animal Welfare Committee (FAWC). Several areas of the Company, at all levels, including senior leadership, are engaged by the program and we have a diverse group of experts and all decisions regarding the care and facilities involving animals are approved by the technical areas.

In the social sphere, the BRF Institute completed 10 years of operation in all municipalities in Brazil where BRF is present, benefiting communities through investment in projects focused on the agendas of Corporate Citizenship, Food Security, Food Waste Reduction and Quality Basic and Professional Education in BRF municipalities. The institute brings the organization closer to the surrounding community, contributes to social development, reduces negative impacts and builds a positive reputation for the Company.

Finally, as an outcome of the independent investigations, on 12.28.22 BRF signed a Leniency Agreement with the Comptroller General of the Union – CGU and Federal Attorney's Office – AGU addressing topics related to the operations conducted by Brazilian government entities, also demonstrating advances in the area of Governance.

Through the Leniency Agreement, BRF made the following commitments: (a) to remedy the identified practices and adopt preventive measures to prevent such practices from occurring again; (b) to pay the total amount of R$583,977; and (c) to continuously improve its integrity program with the support and monitoring of CGU. Also, due to the Leniency Agreement, the signatory authorities will promote the filing of any administrative proceedings against BRF, in addition to assuming the commitment not to promote lawsuits against the Company, involving the conduct object of the Leniency Agreement.

2.11 - Other factors with relevant influence

The Company was the subject of two investigations conducted by Brazilian government entities called “Operation Weak Meat” in 2017 and “Operation Cheating” in 2018. BRF's Audit and Integrity Committee conducted independent investigations in conjunction with the Independent Investigation Committee, formed by external members, and external legal advisors in Brazil and abroad, with respect to allegations involving BRF employees and former employees. In 2021, the Division of Enforcement of the Securities and Exchange Commission (“sec”) and the United States Department of Justice (“DOJ”) issued letters announcing the closure of investigations against BRF, without imposing any sanction or penalty on the Company.

As an outcome of the independent investigations, on 12.28.22 BRF signed a Leniency Agreement with the Comptroller General of the Union – CGU and Federal Attorney's Office – AGU addressing topics related to operations conducted by Brazilian government entities.

Through the Leniency Agreement, BRF made the following commitments: (a) to remedy the practices identified and adopt preventive measures to prevent such practices from occurring again; (b) to pay the total amount of R$583,977, subject to the terms mentioned below; and (c) to continuously improve its integrity program with the support and monitoring of CGU. Also, due to the Leniency Agreement, the signatory authorities will promote the filing of any administrative proceedings against BRF, in addition to assuming the commitment not to promote lawsuits against the Company, involving the conduct object of the Leniency Agreement.

The aforementioned amount shall be paid by BRF to the Federal Government in 5 (five) annual installments, beginning on 06.30.2023, which may be paid by (i) offsetting the balance of tax loss credits and negative basis of Social Contribution on Net Profit (CSLL) in the calculation of the Corporate Income Tax and CSLL up to the limit of 70% (seventy percent) of said amount; (ii) offsetting with tax credits held by BRF against the Federal Government; (iii) offsetting with credits contemplated in warrants held by BRF against the Federal Government; or (iv) in cash. BRF shall offer to the Federal Government guarantees, in the form of bank guarantee, deposit in a linked account, real guarantee or guarantee insurance, in an amount equivalent to a portion of the amount due.

In addition to the above amount, the other impacts observed as a result of these investigations were recorded in Other Operating Expenses in the amount of R$4,797 for the year ended 12.31.22 (R$9,003 in the year ended 12.31.21), mainly related to expenses with lawyers, advisors and consultants.

The Company, from the negotiation phase of the Leniency Agreement to the full compliance with the obligations assumed therein, has made a commitment to make its best efforts to collaborate with the public authorities involved, maintaining its public commitment to continue the process of continuous improvement of its corporate governance and compliance practices.

Detailed information on such investigations and their potential effects on the financial statements is evidenced in note 1.4 to the consolidated financial statements for the year ended 12.31.22 and note 1.5 to the 2021 financial statements.

BRF S.A.

Annex II – Information on the compensation of the Directors and the Fiscal Council (Item 8 of the reference form, according to CVM Resolution No. 80, of March 29, 2022)

8.        Remuneration of directors

8.1 - Description of the compensation policy or practice of the board of directors, the statutory and non-statutory board of executive officers, the fiscal council, the statutory committees and the audit, risk, financial and compensation committees, addressing the following aspects

(a)       Objectives of the compensation policy or practice, informing whether the compensation policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted

The Company's compensation policy for its managers, including the members of the Board of Directors, members of the Fiscal Council and statutory and non-statutory officers, aims to attract, engage and retain professionals who have a qualification, competence and profile appropriate to the characteristics and needs of the business. Likewise, it aims to create a reward plan and incentives suitable for the sustainable conduct of business, aligning the strategic interests of short- and long-term stockholders with the best market practices and corporate governance.

It is also worth mentioning that the Company has a People, Governance, Organization and Culture Committee that, among other duties, is responsible for periodically analyzing the fixed and variable compensation strategy adopted, issuing its recommendations in this regard, as well as suggesting any modifications to be implemented in the compensation policy for consideration, deliberation and approval by the Board of Directors.

The Company's compensation policy was approved by the Board of Directors on November 26, 2020 and is available for access by stockholders, investors, and the market in general on the Company's Investor Relations websites (http://ri.brf-global.com) and CVM.

For more details on the methodology adopted, see item (b) (iii) below.

(b)       Practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the board of executive officers, indicating:

(i)       The issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The individual compensation of the Board of Directors and the Executive Board are periodically reviewed and analyzed by the People, Governance, Organization and Culture Committee with the support of the Vice President of Human Resources and the Global President, discussing the general principles of the compensation policy and recommending to the Board of Directors its correction or improvement.

(ii)       Criteria and methodology used for the determination of individual compensation, indicating whether studies are used for the verification of market practices, and, if so, the comparison criteria and the scope of these studies

The individual compensation of managers (including members of the Committees) and members of the Fiscal Council is periodically compared with market practices (through the selection of large companies, mostly consumer goods, which have structured policies and good practices in human capital management, with good employment conditions at all organizational levels and which have a balanced compensation composition), through salary surveys carried out through specialized consultancies, in addition to monitoring inflation for the period, evaluating the need to adjust the compensation components.

(iii)       How often and how well the board of directors assesses the appropriateness of the issuer's compensation policy

The People, Governance, Organization and Culture Committee, the advisory body of the Company's Board of Directors, annually evaluates the guidelines and compensation practice of the Company's managers and employees and, if it deems it necessary, submits to the Board of Directors a recommendation to modify the compensation hitherto adopted.

(c)       Composition of compensation, indicating:

(i)       Description of the various elements that make up the compensation, including, in relation to each of them:

  Its objectives and alignment to the issuer's short, medium and long-term interests

The practice adopted by the Company in relation to the various components of compensation is aligned with short, medium and long-term interests, insofar as, when defining the components of compensation, the alignment between the interests of the Company and the managers is sought. Fixed compensation is defined according to market practices, as previously described, aiming at attracting and retaining the professional and rewarding individual performance. The short-term variable compensation, which represents a significant portion of the total compensation, is linked to performance indicators achievable within one year; this determination aims to remunerate according to the market and, mainly, the growth, profitability and other non-financial indicators of the Company, since the established goals, if achieved, project the Company to a level of growth and profitability desired by stockholders and investors, conditioning the executive's gain to the continuity of the business, thus promoting an attitude of commitment and sustainability of the participants of this plan.

Furthermore, the Company's stock-based compensation plans were created to strengthen alignment with stockholders in order to create a long-term vision and commitment in executives, promoting the knowledge, skills and behavior necessary for the continuity of the business, in addition to reinforcing the level of attraction and retention of its main executives.

Currently, some members of the Board of Directors, statutory and non-statutory Directors and Executive Managers are eligible for the stock-based compensation program. In terms of instruments, we have stock options plans, restricted stock and performance stock, although in recent years we have granted executives only restricted stock and performance stock which, in turn, are an excellent alignment instrument of interest linked to a goal of generating stockholder value.

Board of Directors

All members of the Board of Directors, including the Chairman of the Board of Directors, receive fixed compensation, consisting of 12 monthly payments, which is established in accordance with legislation and market standards, and aims at adequate compensation to the directors for participation in meetings and for their contributions to said body.

When applicable, some members of the Board of Directors may receive other amounts related to direct and indirect benefits (medical assistance, dental care, life insurance), termination benefits (clauses provided for in a non-compete agreement – "non compete"), post-employment benefit (private pension), additional for participation in committees and long-term incentives (stock-based compensation plan).

Fiscal Council

All members of the Fiscal Council receive fixed compensation, composed of 12 monthly payments. The compensation is determined at the respective general meeting that approves its election, not being lower, for each member in office, than ten percent of that which, on average, is attributed to the Statutory Board of Executive Officers, not counting the benefits and other variable installments, as established in the Brazilian Corporate Law No. 6.404, of December 15, 1976 (“Law 6.406/76”). The alternates do not receive any other type of compensation, receiving compensation only for the meetings they attend.

Executive Board

The overall and annual compensation of the members of the Statutory Board of Executive Officers is determined by the Board of Directors based on market practices (see item (b) (iii) below) and is composed of fixed and variable compensation of the short and long term. The compensation of the members of the Statutory Board of Executive Officers may include any additional bonuses aimed at attracting and retaining professionals. This composition aims to promote the execution of strategic planning and the search for results in a coherent, transparent, and focused on the interests of the organization, stockholders and other stakeholders.

The fixed compensation, consisting of 13 monthly payments and vacation allowance, aims to compensate for the services provided.

The compensation of the members of the Board of Executive Officers may also include amounts related to direct and indirect benefits (medical assistance, dental care, life insurance, food, check-up), dismissal commitments (amounts linked to non-competition commitments, non-solicitation and use of confidential information), hiring and retention incentives that prove necessary and post-employment benefit (private pension plan), following the best market practices.

The short-term variable compensation is constituted and paid through the Company's Profit Sharing Program – PLR. Its purpose is to encourage and recognize executives for achieving the Company's short-term results. This incentive is linked to the achievement of global goals pre-established and approved at the beginning of each fiscal year by the Board of Directors. The potential to be paid to each executive is based on multiples of monthly salary, collective and individual goals, and individual performance evaluation.

Long-term variable compensation is constituted and paid through (i) the stock option-based compensation plan, approved at the Annual and Extraordinary Stockholders' Meeting held on April 8, 2015 and modified at the Annual and Extraordinary Stockholders' Meeting held on April 27, 2020; (ii) the restricted stock plan, approved at the Annual and Extraordinary Stockholders' Meeting held on April 8, 2015 and modified at the Annual and Extraordinary Stockholders' Meeting held on April 26, 2017, at the Extraordinary Stockholders' Meeting held on May 25, 2018, at the Annual and Extraordinary Stockholders' Meeting held on April 29, 2019 and at the Annual and Extraordinary Stockholders' Meeting held on April 27, 2020 and at the Annual and Extraordinary Stockholders' Meeting held on April 27, 2021; and (iii) restricted stock plan and performance stock approved at the Annual and Extraordinary Stockholders' Meeting held on April 29, 2019, at the Annual and Extraordinary Stockholders' Meeting held on April 27 2020 and at the Annual and Extraordinary General Meeting held on April 27, 2021, which aim to attract, maintain, motivate executives and generate value for the Company, in addition to being an important mechanism for executive alignment with stockholders' interests in the long term. The potential to be granted to each executive is determined in multiples of the Company's monthly salary, global goals, defined by the Board of Directors and individual performance evaluation. Such compensation composition stimulates the search for results by the Executive Board and recognizes the achievement and overcoming of pre-defined goals, directing actions to key indicators and levers to ensure the execution of the strategy and the generation of results of the Company balancing short and long term.

Committees

Members of the Board of Directors elected to compose the Advisory Committees may receive additional fixed compensation for participation in the Committees. Since 2015, external members who participate in certain Advisory Committees, as decided by the Board of Directors, are entitled to a fixed monthly compensation.

Currently, the members of the Board of Executive Officers, statutory or non-statutory, or other employee of the Company who participate in the other Advisory Committees are not entitled to any additional compensation.

  Your proportion in total compensation in the last 3 fiscal years

The proportion of each element in the total compensation in relation to the last three fiscal years is presented in the tables below:

2022	Fixed compensation	Variable compensation	Post-employment benefits	Benefits motivated by the termination of the exercise of the position	Stock-based compensation	Total
Board of Directors	88%	-	-	-	12%	100%
Fiscal Council	100%	-	-	-	-	100%
Statutory Board of Executive Officers	44%	0%	13%	-	43%	100%
Non-statutory Board of Executive Officers	51%	0%	15%	-	34%	100%
Audit and Integrity Committee	100%	-	-	-	-	100%
People, Governance, Organization and Culture Committee	100%	-	-	-	-	100%
Finance and Risk Management Committee	100%	-	-	-	-	100%
Sustainability Committee	100%	-	-	-	-	100%

2021	Fixed compensation	Variable compensation	Post-employment benefits	Benefits motivated by the termination of the exercise of the position	Stock-based compensation	Total
Board of Directors	88%	-	-	-	12%	100%
Fiscal Council	100%	-	-	-	-	100%
Statutory Board of Executive Officers	35%	24%	6%	-	35%	100%
Non-statutory Board of Executive Officers	31%	17%	4%	-	48%	100%
Audit and Integrity Committee	100%	-	-	-	-	100%
Strategy and Marketing Committee	100%	-	-	-	-	100%
People, Governance, Organization and Culture Committee	100%	-	-	-	-	100%
Finance and Risk Management Committee	100%	-	-	-	-	100%
Quality and Sustainability Committee	100%	-	-	-	-	100%
Consumer Intelligence Committee	100%	-	-	-	-	100%

2020	Fixed compensation	Variable compensation	Post-employment benefits	Benefits motivated by the termination of the exercise of the position	Stock-based compensation	Total
Board of Directors	71%	-	-	-	29%	100%
Fiscal Council	100%	-	-	-	-	100%
Statutory Board of Executive Officers	30%	24%	14%	-	32%	100%
Non-statutory Board of Executive Officers	32%	30%	-	-	38%	100%
Audit and Integrity Committee	100%	-	-	-	-	100%
Strategy and Marketing Committee	100%	-	-	-	-	100%
People, Governance, Organization and Culture Committee	100%	-	-	-	-	100%
Finance and Risk Management Committee	100%	-	-	-	-	100%
Quality and Sustainability Committee	100%	-	-	-	-	100%
Consumer Intelligence Committee	100%	-	-	-	-	100%

  Its calculation and readjustment methodology

The People, Governance, Organization and Culture Committee annually analyzes the fixed and variable compensation strategy to be adopted by the Company, which is subsequently submitted for consideration, deliberation, and approval by the Board of Directors.

The compensation of managers, including members of the Committees and members of the Fiscal Council, is periodically compared with market practices (selection of large companies, mostly consumer goods, which have structured policies and good practices in the management of human capital, and which have a balanced compensation composition), through salary surveys carried out through specialized consultancies, in addition to monitoring inflation of the period, evaluating the need for adjustment in the components of compensation.

The overall compensation of the members of the Board of Directors, Fiscal Council and the Statutory Board of Executive Officers is established at a general meeting of stockholders, taking into account the elements mentioned in the previous paragraph.

  Key performance indicators taken into account, including, where appropriate, indicators linked to ESG issues

In relation to fixed compensation, the Company is based on market research and individual performance of its executives.

For the determination of variable compensation values, the performance of executives is considered through prior establishment of global goals and areas, such as, for example, EBIT, ROIC, TSR, cash flow, net income, adherence to quality standards, work safety index and ESG indicators, such as reduction of water consumption, reduction of greenhouse gas emissions and women in senior leadership.

(ii)       Reasons justifying the composition of the compensation

The Company's policy equitably distributes the components of fixed compensation in order to ensure alignment with market practices and the governance system.

Variable compensation aims to achieve and exceed corporate and individual goals, which induces the sharing of risks and results.

In relation to direct and indirect benefits and post-employment benefits, the managers are subject to the same policies in force applicable to the Company's other employees.

(iii)       The existence of members not remunerated by the issuer and the reason for this fact

In the fiscal years ended December 31, 2020, 2021 and 2022, there were no members of the Company's Board of Directors, Fiscal Council, Statutory and non-statutory Board of Executive Officers who, for any reason, did not receive compensation paid by the Company. In relation to the members of the Committees, as informed in item (b) above, the participants of Committees that are not members of the Company's management have fixed compensation specifically for their participation in the Committee.

(d)       The existence of compensation borne by subsidiaries, controlled companies or direct or indirect controllers

There is no existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers.

(e)       existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of the issuer's corporate control

There is no compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of the Company's corporate control.

8.2 – Remuneration recognized in the income of the last 3 fiscal years and the one foreseen for the current fiscal year of the board of directors, statutory board of executive officers and fiscal council

Total compensation foreseen for the current Fiscal Year 12/31/2023- Annual Values
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total no. of members	10	8	3	21
No. of remunerated members	10	8	3	21
Annual fixed compensation
Salary or pro-labore	9,547,500	34,509,793	876,798	44,934,091
Direct and indirect benefits	190,950	2,950,541	0	3,141,491
Participation in committees	0	0	0	0
Others	0	0	0	0
Description of other fixed compensation
Variable compensation
Bonus	0	0	0	0
Profit sharing	0	34,147,039	0	34,147,039
Participation in meetings	0	0	0	0
Commissions	0	0	0	0
Others	0	0	0	0
Description of other variable compensation
Post-employment	0	7,942,915	0	0
Termination of office	0	0	0	0
Stock-based (including options)	0	20,609,463	0	20,609,463
Note	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.
Total compensation	9,738,450	100,159,752	876,798	110,775,000

Total compensation for the Fiscal Year on 12/31/2022 - Annual Values
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total no. of members	10.00	8.00	3.00	21.00
No. of remunerated members	10.00	8.00	3.00	21.00
Annual fixed compensation
Salary or pro-labore	8884569.00	17408837.67	576,000.00	26,869,406.67
Direct and indirect benefits		1,085,394.00		1,085,394.00
Participation in committees	606,000.00			606,000.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	-	5,530,278	-	5,530,278
Termination of office	-		-	-
Stock-based (including options)	1248716.00	18183658.57	-	19,432,374.57
Note	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.
Total compensation	10,739,285.00	42,208,168	576,000.00	53,523,453

Total compensation for the Fiscal Year on 12/31/2021 - Annual Values
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total no. of members	10.00	8.00	3.00	21.00
No. of remunerated members	10.00	8.00	3.00	21.00
Annual fixed compensation
Salary or pro-labore	10698178.00	18542462.67	540000.00	29780640.67
Direct and indirect benefits	169569.88	1522704.00	0.00	1692273.88
Participation in committees	2424000.00	0.00	0.00	2424000.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	13759104.16	0.00	13759104.16
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	3322027.00	0.00	3322027.00
Termination of office	0.00	0.00	0.00	0.00
Stock-based (including options)	1837067.50	20170053.50	0.00	22007121.00
Note	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.
Total compensation	15128815.38	57316351.32	540000.00	72985166.70

Total compensation for the Fiscal Year on 12/31/2020 - Annual Values
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total no. of members	10.00	8.00	3.00	21.00
No. of remunerated members	10.00	8.00	3.00	21.00
Annual fixed compensation
Salary or pro-labore	12704.02	17816.81	532.85	31053.68
Direct and indirect benefits	159.00	1543.36	0.00	1702.36
Participation in committees	1544.00	0.00	0.00	1544.00
Others	0.00	0.00	0.00	0.00
Description of other fixed compensation
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	19812.25	0.00	19812.25
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	11057.44	0.00	11057.44
Stock-based (including options)	5727.36	18844.82	0.00	24572.18
Note	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.	The total number of members of each body corresponds to the annual average of the number of members of each body, calculated monthly.
Total compensation	20134.38	69074.68	532.85	89741.91

8.3 - Variable compensation of the board of directors, statutory board and fiscal council of the last 3 fiscal years and the current fiscal year

YEAR: 2023 Forecast	Board of Administration	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	10	8	3	21
Number of remunerated members	10	8	3	21
Regarding the bonus
i - Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
ii - Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
iii - Amount provided for in the compensation plan, if the established goals are achieved	N/A	N/A	N/A	N/A
In relation to profit sharing
i - Minimum amount provided for in the compensation plan	N/A	0	N/A	0
ii - Maximum amount provided for in the compensation plan	N/A	34,147,039	N/A	34,147,039
iii - Amount provided for in the compensation plan, if the established goals are achieved	N/A	24,203,411	N/A	24,203,411

YEAR: 2022	Board of Administration	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	10	8	3	21
Number of remunerated members	10	8	3	21
Regarding the bonus
i - Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
ii - Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
iii - Amount provided for in the compensation plan, if the established goals are achieved	N/A	N/A	N/A	N/A
In relation to profit sharing
i - Minimum amount provided for in the compensation plan	N/A	0	N/A	0
ii - Maximum amount provided for in the compensation plan	N/A	25269323	N/A	25269323
iii - Amount provided for in the compensation plan, if the established goals are achieved	N/A	16846215	N/A	16846215
iv- Amount effectively recognized in the income of the year	N/A	0	N/A	0

YEAR: 2021	Board of Administration	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	10	9	3	22
Number of remunerated members	0	9	0	9
Regarding the bonus
i - Minimum value provided for in compensation plan	N/A	N/A	N/A	N/A
ii - Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
iii - Amount provided for in the compensation plan, if the established goals are achieved	N/A	N/A	N/A	N/A
In relation to profit sharing
i - Minimum value provided for in compensation plan	N/A	0	N/A	0
ii - Maximum amount provided for in the compensation plan	N/A	22997200	N/A	22997200
iii - Amount provided for in the compensation plan, if the established goals are achieved	N/A	20997443	N/A	20997443
iv- Amount effectively recognized in the income of the year	N/A	13759104	N/A	13759104

YEAR: 2020	Board of Administration	Executive Board Statutory	Fiscal Council	Total
Total number of members	10	8	3	21
Number of remunerated members	0	8	0	8
Regarding the bonus
i - Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
ii - Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
iii - Amount provided for in the compensation plan, if the established goals are achieved	N/A	N/A	N/A	N/A
In relation to profit sharing
i - Minimum amount provided for in the compensation plan	N/A	0	N/A	0
ii - Maximum amount provided for in the compensation plan	N/A	22935600	N/A	22935600
iii - Amount provided for in the compensation plan, if the established goals are achieved	N/A	18697426	N/A	18697426
iv - Amount effectively recognized in the income of the exercise	N/A	19812250	N/A	19812250

8.4 - Remuneration plan based on stock of the board of directors and statutory board of executive officers, in force in the last fiscal year and foreseen for the current fiscal year, describe:

1)              Stock Option Grant Plan – Approved on AUG/E of April 8, 2015 and modified on AUG/E of April 27, 2020

(a)       General terms and conditions

The Company's Stock Option Plan, approved by the Annual and Extraordinary Stockholders' Meeting held on April 8, 2015 and amended at the Annual and Extraordinary Stockholders' Meeting held on April 27, 2020, has as an eligible public the statutory Officers, non-statutory Officers and persons holding other positions in the Company and/or its subsidiaries. The members of the Board of Directors may not be elected as beneficiaries of the options of this plan, however, members of the Board of Directors, who are also members of the board of directors, may, as directors, receive grants of options from the Company.

The instrument related to the Stock Option Plan is based on the concept of stock options, which is granted, by the Company to the executive, a right (and not an obligation) to buy stock issued by the Company at pre-defined prices (exercise price) and terms.

The approval of the list of participants and the number of options to be granted will be determined by the Board of Directors annually and will be linked to the achievement of results previously defined for the Company and the valuation of the Company's business. The executive's participation in a grant cycle does not guarantee his participation in subsequent grants.

To determine the number of stock options in this instrument, the concept of calculation is used in which, once an expectation of appreciation of the stock issued by the Company in the stipulated vesting period is reached, the gain resulting from the option is equal to the target award level to the executive. In this concept, the participant only achieves its earning potential if the stockholders' expectation in terms of business valuation is reached.

Participants in the Stock Option Plan must enter into individual stock option grant agreements with the Company, through which the participant acquires the right to purchase stock issued by the Company, a right that is personal and non-transferable.

The management of the Stock Option Plan will be the responsibility of the Company's Board of Directors, respecting the applicable legal requirements and the limits of the maximum dilution authorized at a stockholders' meeting. It will be possible to set up a special Committee to assist it in the administration of the Plan.

(b)       Date of approval and responsible body

Approved by the Annual and Extraordinary General Meeting held on April 8, 2015 and amended at the Annual and Extraordinary General Meeting held on April 27, 2020.

(c)       Maximum number of stock covered

The maximum number of stock that may be the subject of a purchase option grant, added to the total number of stock that may be acquired under the Restricted Stock Plan, is equivalent to 2.5% of the total number of stock issued by the Company, corresponding to 27,061,831 on December 31, 2022.

(d)       Maximum number of options to be granted

The maximum number of options to be granted, added to the total number of stock that may be acquired under the Restricted Stock Plan, may not exceed the maximum number of stock that may be the subject of a purchase option, which is equivalent to 2.5% of the total number of stock of the Company, corresponding to 27,061,831 stock on December 31, 2022.

(e)       Conditions for the acquisition of stock

The Board of Directors, annually or at such intervals as it deems appropriate, shall set the exercise price of each option and the conditions for its payment, establishing the terms and conditions for the exercise of each option and imposing any other conditions related to such options, observing that the exercise price will never be lower than the average price of the Company's stock in B3 S.A. – Brasil, Bolsa, Balcão (“B3”), weighted by the trading volume, in the last 20 trading sessions prior to the grant date, monetarily restated by the variation of the Broad Consumer Price Index, disclosed by the Brazilian Institute of Geography and Statistics (“IPCA”), or by another index that may be determined by the Board of Directors.

Each stock option will entitle the beneficiary to acquire a stock of the Company, subject to the terms and conditions set forth in the respective option agreement.

The granting of stock options under the Stock Option Plan is carried out by entering into option grant agreements between the Company and the beneficiaries, which must specify, without prejudice to other conditions determined by the Board of Directors: (a) the number of options subject to the grant; (b) the Company's performance goals and other terms and conditions for acquiring the right to exercise the options; (c) the final term for exercising the options; and (d) the exercise price and payment conditions.

The Board of Directors may make the exercise of the option subject to certain conditions, as well as impose restrictions on the transfer of the stock acquired with the exercise of the options, and may also reserve for the Company repurchase options and/or preemptive rights in case of disposal by the beneficiary of these same stock.

Without prejudice to the above, during the period of one year from the date of exercise of the respective option, the beneficiaries may not sell, assign and/or offer for sale the stock acquired with the exercise of options. If the beneficiary does not have the necessary resources to fund the exercise of the options, the sale of the stock necessary to pay the exercise of the options plus the costs and taxes incurred will be allowed. The number of stock subject to the sale restriction will be calculated in accordance with the terms and conditions set forth in the plan.

Option contracts will be entered into individually with each beneficiary, and the Board of Directors may establish different terms and conditions for each option contract, without the need to apply any rule of isonomy or analogy between the beneficiaries, even if they are in similar or identical situations.

The beneficiary who wishes to exercise its option must communicate to the Company, in writing, its intention to do so and indicate the number of options it wishes to exercise, under the terms of the communication model to be timely disclosed by the Board of Directors.

(f)       Criteria for setting the purchase or exercise price

The exercise price of stock options granted under the Stock Option Plan will be determined by the Board of Directors on the grant date, observing that it will never be lower than the average price of the Company's stock in B3 weighted by the trading volume in the last 20 trading sessions prior to the grant date, adjusted for inflation by the variation of the IPCA or by another index that may be determined by the Board of Directors.

(g)       Criteria for setting the acquisition or exercise period

Without prejudice to the other terms and conditions established in the respective option agreements, the options will become exercisable to the extent that the respective beneficiaries remain continuously bound as managers or employees of the Company or another company under their control, for the period between the date of granting of the options and the dates specified below, as follows:

(a)       1/4 of the options may be exercised from the first anniversary of the grant date;

(b)       1/4 of the options may be exercised from the second anniversary of the grant date;

(c)       1/4 of the options may be exercised from the third anniversary of the grant date; and

(d)       1/4 of the options may be exercised from the fourth anniversary of the grant date.

The options shall be exercisable until the last business day of the calendar year in which the sixth anniversary of the grant date is completed. Options not exercised within the stipulated terms and conditions will be considered automatically extinguished, without the right to compensation.

The Stock Option Plan entered into force on the date of its approval by the Company's general meeting and will remain in force for an indefinite period and may be terminated at any time by decision of the general meeting. The termination of the plan will not affect the effectiveness of the options still in force granted based on it, nor the validity of any repurchase options and/or preemptive rights in case of disposal by the beneficiary of these same stock and the prohibition on the sale mentioned in item "h" above and "l" below.

(h)       Form of liquidation

The stock subject to the options granted will come, as decided by the Board of Directors, from the issuance of new stock within the limit of the authorized capital or stock held in treasury.

(i)       Restrictions on the transfer of stock

During the period of one year from the date of exercise of the respective option, the beneficiaries may not sell, assign and/or offer for sale the stock acquired with the exercise of options.

The Board of Directors may impose restrictions on the transfer of the stock acquired with the exercise of the options, and may also reserve for the Company repurchase options and/or preemptive rights, in case of disposal by the beneficiary of these same stock.

(j)       Criteria and events that, when verified, will cause the suspension, alteration or termination of the plan

The Board of Directors may determine the suspension of the right to exercise the options whenever situations are verified that, under the law or regulation in force, restrict or prevent the trading of stock by the beneficiaries.

The Board of Directors, in the interest of the Company and its stockholders, may review the conditions of the plan, provided that it does not change the respective basic principles. Any significant legal change regarding the regulation of joint-stock companies, publicly-held companies, labor legislation and/or the tax effects of a call option plan may lead to a full review of the plan.

The Stock Option Plan may be amended or terminated at any time by the Company's general meeting of stockholders.

(k)       Effects of the departure of the administrator from the issuer's bodies on their rights under the stock-based compensation plan

According to the Stock Option Plan, the rules provided for exit due to dismissals of the Company are as follows:

1.               In the event of being dismissed from the Company at its will, upon (i) dismissal for just cause, as provided for in the Consolidation of Labor Laws; or (ii) dismissal from his position for violating the duties and duties of administrator, such as those provided for in art. 153 to 157 of Law 6.404/76 and its subsequent amendments; or (iii) negligence of the beneficiary in the exercise of the duties arising from its mandate as administrator; or (iv) criminal conviction related to intentional crimes; or (v) the practice, by the beneficiary, of dishonest or fraudulent acts against the Company or against the companies under its control; or (vi) any act or omission arising from intent or fault of the beneficiary and that is harmful to the business, image, or financial situation of the Company, its stockholders, or any companies under its control; or (vii) significant breach of the instrument that regulates the exercise of the statutory administrator mandate entered into by the beneficiary with the Company and/or with companies under its control or any amendments to such instrument or contract; or (viii) non-compliance with the Company's Bylaws and/or companies under its control and other corporate provisions applicable to the beneficiary, as administrator, all options already exercisable or not yet exercisable in accordance with the respective contract option, on the date of its termination, will be automatically extinguished, by operation of law, regardless of prior notice or notification, and without the right to any indemnity.

2.               In the event of being dismissed from the Company at the discretion of the Company, upon dismissal without cause or dismissal from his position without violation of the duties and duties of a director, or at the will of the beneficiary, resigning from his job or resigning from his position as director: (i) the options not yet exercisable in accordance with the respective option agreement, on the date of his dismissal, will be automatically extinguished, by operation of law, regardless of prior notice or notification, and without the right to any indemnity; and (ii) the options already exercisable in accordance with the respective option agreement, on the date of his dismissal, may be exercised, within 30 days from the date of the dismissal, after which they will be automatically extinguished, by operation of law, regardless of prior notice or notification, and without the right to any indemnity.

3.               In the event of being terminated from the Company due to retirement or permanent disability: (i) the options not yet exercisable in accordance with the respective option agreement, on the date of its termination, will automatically become extinct, and (ii) the options already exercisable in accordance with the respective option agreement, on the date of its termination, may be exercised, within 60 days from the date of termination, after which they will automatically remain extinct, by operation of law, regardless of prior notice or notification, and without the right to any indemnity.

4.               In the event of termination of the Company due to death: (i) the options not yet exercisable in accordance with the respective option agreement, on the date of their termination, will become automatically exercisable and may be exercised by the heirs and legal successors of the beneficiary, within six months from the date of their termination, after which they will be automatically extinguished, by operation of law, regardless of prior notice or notification, and without the right to any indemnity; and (ii) the options already exercisable in accordance with the respective option agreement, on the date of their death, may be exercised by the heirs and legal successors of the beneficiary, within six months from the date of termination, after which they will be automatically extinguished, by operation of law, regardless of prior notice or notification, and without the right to any indemnity.

2)              Restricted Stock Grant Plan/Performance Stock – Approved on AUG/E of April 8, 2015 and amended on AUG/E of April 26, 2017, EGM of May 25, 2018, AUG/E of April 29, 2019, AUG/E of April 27, 2020 and AUG/E of April 27, 2021.

(a)	General Terms of Conditions

The Company's Restricted Stock/Performance Stock Grant Plan, approved by the general meeting of stockholders held on April 8, 2015 and amended by the general meetings of stockholders held on April 26, 2017, May 25, 2018, April 29, 2019, April 27, 2020 and April 27, 2021, has as eligible audience the members of the Board of Directors, statutory officers, non-statutory officers and executive managers of the Company and/or its subsidiaries. The members of the Board of Directors who are also members of the executive board may only receive grants of restricted stock of the Company as directors.

The instrument of the Restricted Stock/Performance Stock Grant Plan consists of the granting of restricted stock/performance stock to the participants, which are transferred to the beneficiaries upon compliance with certain conditions described in item 3.h.

The Board of Directors may establish different terms and conditions for each grant agreement, without the need to apply any rule of isonomy or analogy between the beneficiaries, even if they are in similar or identical situations.

The approval of the list of participants and the number of stock to be granted will be determined by the Board of Directors annually and will be linked to the achievement of results previously defined for the Company and the valuation of the Company's business. The executive's participation in a grant cycle does not guarantee his participation in subsequent grants.

Participants in the Restricted Stock/Performance Stock Grant Plan must enter into individual restricted stock grant agreements with the Company, through which the participant acquires the right to grant restricted stock of the Company, according to the criteria described above, this personal and non-transferable right.

The management of the Restricted Stock/Performance Stock Grant Plan will be the responsibility of the Company's Board of Directors, respecting the provisions of the Company's bylaws and applicable legislation, as well as respecting the limits of the global compensation of the managers to be advised by the People, Governance, Organization and Culture Committee and/or another group/collegiate, defined by it. The Board of Directors, at its sole discretion, may choose to grant to the Beneficiaries part or all of the Restricted Stock to which they are entitled in the form of ADRs backed by stock issued by the Company, observing the maximum number of stock covered by the plan, as well as any restrictions and procedures provided for in the applicable legislation and regulations.

(b)       Date of approval and responsible body

Approved by the general meeting of stockholders held on April 8, 2015 and amended by the general meetings of stockholders held on April 26, 2017, May 25, 2018, April 29, 2019, April 27, 2020 and April 27, 2021.

(c)	Maximum number of stocks covered

The maximum number of covered stock that may be granted, added to the total number of stock that may be acquired under the Stock Option Plan, is equivalent to 2.5% of the total number of stock issued by the Company, corresponding to 27,061,831 stock on December 31, 2022.

(d)	Maximum number of options to be granted

The Restricted Stock/Performance Stock Grant Plan contemplates the granting of stock and not stock options.

(e)	Conditions for the acquisition of stock

The rights of the beneficiaries in relation to the restricted stock will only be fully acquired if: the beneficiaries remain continuously bound as an administrator or employee of the Company, for the period that may be defined by the Board of Directors and established in each Grant Agreement.

Once the conditions set forth above have been met, and provided that the applicable legal and regulatory requirements are observed, the Company will transfer to the beneficiary's name the respective net restricted stock, or transfer the equivalent financial amount, at no cost to the beneficiary.

Furthermore, the Board of Directors may make the acquisition of rights related to restricted stock subject to any conditions it deems convenient, as well as impose restrictions on their transfer, and may also reserve for the Company repurchase options and/or preemptive rights in case of disposal by the beneficiary of these same restricted stock.

Without prejudice to other conditions that the Board of Directors deems convenient, the acquisition of rights related to the Restricted Stock may, at the discretion of the Board of Directors, be subject, in whole or in part, to the verification of the achievement, by the Company, of certain performance indices. The form of calculation of the performance indices and their effects on the acquisition of rights related to the Restricted Stock will be defined by the Board of Directors and shall be reflected in the Grant Agreements.

(f)              Criteria for setting the purchase or exercise price

The Restricted Stock/Performance Stock Grant Plan provides for the granting of stock and not stock options. The Restricted Stock/Performance Stock will be granted at no cost to the beneficiary, under the terms and conditions described above.

(g)	Criteria for setting the acquisition or exercise period

The rights of the beneficiaries in relation to Restricted Stock/Performance Stock will only be fully acquired, if verified, the conditions described in item “h” above. The determination of the exercise period will be defined by the Company's Board of Directors and established in each Grant Agreement, taking into account market practices, as well as the average period necessary for the management of the beneficiaries to impact the valuation of the stock and the growth of the Company.

Furthermore, the Board of Directors may make the acquisition of rights related to restricted stock subject to certain conditions, as well as impose restrictions on their transfer, and may also reserve for the Company repurchase options and/or preemptive rights in case of disposal by the beneficiary of these same restricted stock.

(h)	Form of settlement

For the purpose of satisfying the granting of restricted stock under the Restricted Stock/Performance Stock Grant Plan, the Company, subject to applicable law and regulation, will dispose of stock held in treasury, through a private operation, at no cost to the beneficiaries. The Board of Directors may also establish the payment of said amount in cash or in stock, in the form to be established in the respective Grant Agreement.

(i)	Restrictions on the transfer of stock

As long as the rights to the restricted stock are not fully acquired, under the terms and conditions established in item "h" above, the beneficiary may not pledge, sell, assign, dispose of or transfer, directly or indirectly, the stock issued by the Company acquired with its variable compensation.

The Board of Directors may also impose restrictions on the transfer of Restricted Stock/Performance Stock and may also reserve for the Company repurchase options and/or preemptive rights in case of disposal by the beneficiary of these same restricted stock.

(j)              Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

The Board of Directors may determine the suspension of the right to exercise the stock, whenever situations are verified that, under the terms of the law or regulation in force, restrict or prevent the trading of stock by the beneficiaries.

Any significant legal change with respect to the laws and regulations of corporations, publicly held companies, labor legislation and/or the tax effects of a stock grant plan may lead to the full revision of the Restricted Stock Grant Plan.

The Restricted Stock/Performance Stock Grant Plan may be terminated at any time by decision of the Company's general meeting.

(k)	Effects of the departure of the administrator from the issuer's bodies on their rights provided for in the stock compensation plan

Unless otherwise defined by the Board of Directors and established in the respective Grant Agreements, in the event of termination of the beneficiary, the restricted stock not fully acquired, will be automatically extinguished, by operation of law, regardless of prior notice or notification, and without the right to any indemnity.

8.5 - Stock-based compensation in the form of stock options, recognized in the income of the last 3 fiscal years and the one foreseen for the current fiscal year, of the board of directors and the statutory board of executive officers

In the last 3 fiscal years, there was no stock-based compensation in the form of stock options.

8.6 - Granting of stock options held in the last 3 fiscal years and foreseen for the current fiscal year of the board of directors and the statutory board of executive officers

In the last 3 fiscal years there was no granting of stock options.

8.7 - Information on open options held by the board of directors and the statutory board at the end of the last fiscal year

There are no outstanding stock options held by the board of directors and statutory management.

8.8 - Options exercised related to stock-based compensation of the board of directors and the statutory board of executive officers in the last 3 fiscal years

There have been no options exercised by the board of directors and statutory management in the last 3 fiscal years.

8.9 - In relation to stock-based compensation, in the form of stock to be delivered directly to the beneficiaries, recognized in the income of the last 3 fiscal years and that provided for the current fiscal year, of the board of directors and the statutory board of executive officers:

Share-based compensation for the current fiscal year (12/31/2023)
	Board of Directors	Statutory Board of Executive Officers
b. total number of members	10	8
c. number of remunerated members	0	8
d. potential dilution in case all shares are granted to beneficiaries	N/A	N/A

Share-based compensation – fiscal year ended on (12/31/2022)
	Board of Directors	Statutory Board of Executive Officers
b. total number of members	10	8
c. number of remunerated members	1	8
d. potential dilution in case all shares are granted to beneficiaries	N/A	N/A

Share-based compensation – fiscal year ended on (12/31/2021)
	Board of Directors	Statutory Board of Executive Officers
b. total number of members	10	9
c. number of remunerated members	1	9
d. potential dilution in case all shares are granted to beneficiaries	N/A	N/A

Share-based compensation – fiscal year ended on (12/31/2020)
	Board of Directors	Statutory Board of Executive Officers
b. total number of members	10	8
c. number of remunerated members	1	8
d. potential dilution in case all shares are granted to beneficiaries	N/A	N/A

There will be no potential dilution in case all shares are granted to the beneficiaries, since any grants will be made through the delivery of shares held in treasury, as provided for in the Company's Restricted Share Plan.

8.10 - In relation to each grant of stock made in the last 3 fiscal years and foreseen for the current fiscal year, of the board of directors and the statutory board of executive officers:

Granting of stock - current fiscal year (2023)

	Board of Directors	Statutory Board of Executive Officers
Total no. of members	10	8
No. of remunerated members	0	8
Date of grant	N/A	07/01/2023
Number of stock granted	N/A	1,919,003
Deadline for delivery OF stock	N/A	07/01/2026
Deadline for restriction on the transfer of stock	N/A	N/A
Fair value of stock on the grant date (in Brazilian Reais)	N/A	10,74
Multiplication of the number of stock granted by the fair value of the stock on the grant date (in Brazilian Reais)	N/A	20,609,463

*Share value based on Q4 2022 closing average for projection of number of shares.

Grant of stock held in the fiscal year ended on 12/31/2022

	Board of Directors	Statutory Board of Executive Officers
Total no. of members	10	8
No. of remunerated members	0	8
Date of grant	N/A	07/01/2022
Number of stock granted	N/A	1,306,046
Deadline for delivery OF stock	N/A	07/01/2025
Deadline for restriction on the transfer of stock	N/A	N/A
Fair value of stock on the grant date (in Brazilian Reais)	N/A	14,11
Multiplication of the number of stock granted by the fair value of the stock on the grant date (in Brazilian Reais)	N/A	18,428,307

Grant of stock held in the fiscal year ended on 12/31/2021

	Board of Directors	Statutory Board of Executive Officers
Total no. of members	10	8
No. of remunerated members	0	8
Date of grant	N/A	07/01/2021
Number of stock granted	N/A	708,014
Deadline for delivery OF stock	N/A	07/01/2024
Deadline for restriction on the transfer of stock	N/A	N/A
Fair value of stock on the grant date (in Brazilian Reais)	N/A	28,58
Multiplication of the number of stock granted by the fair value of the stock on the grant date (in Brazilian Reais)	N/A	20,235,044

Grant of stock held in the fiscal year ended on 12/31/2020

	Board of Directors	Statutory Board of Executive Officers
Total no. of members	10	8
No. of remunerated members	1	8
Date of grant	05/01/2020	06/01/2020
Number of stock granted	359,293	923,005
Deadline for delivery OF stock	N/A	06/01/2023
Deadline for restriction on the transfer of stock	05/01/2022	N/A
Fair value of stock on the grant date (in Brazilian Reais)	18.40	21.28
Multiplication of the number of stock granted by the fair value of the stock on the grant date (in Brazilian Reais)	6610982	19641546

8.11 - Stock delivered related to the stock-based compensation of the board of directors and the statutory board of executive officers in the last 3 fiscal years

Stock delivered - fiscal year ended on 12/31/2022

	Board of Directors	Statutory Board of Executive Officers
Total no. of members	10	8
No. of remunerated members	1	8
Number of stock	33,497	523,124
Weighted average acquisition price (in Brazilian Reais)	30.61	26.20
Weighted average market price of the acquired shares (in Brazilian Reais)	15.34	14.99
Multiplication of the total shares exercised by the difference between the weighted average purchase price and the weighted average market price of the shares acquired (in reais)	-511,499	-5,866,661

Stock delivered - fiscal year ended on 12/31/2021

	Board of Directors	Statutory Board of Executive Officers
Total no. of members	10	8
No. of remunerated members	1	8
Number of stock	33,497	667,801
Weighted average acquisition price (in Brazilian Reais)	30.61	24.44
Weighted average market price of the acquired shares (in Brazilian Reais)	28.22	27,93
Multiplication of the total shares exercised by the difference between the weighted average purchase price and the weighted average market price of the shares acquired (in reais)	-80,057	2,332,533

Stock delivered - fiscal year ended on 12/31/2020

	Board of Directors	Statutory Board of Executive Officers
Total no. of members	10	8
No. of remunerated members	1	8
Number of stock	392,789	460,801
Weighted average acquisition price (in Brazilian Reais)	24.51	25.94
Weighted average market price of the acquired shares (in Brazilian Reais)	19.45	19.63
Multiplication of the total shares exercised by the difference between the weighted average purchase price and the weighted average market price of the shares acquired (in reais)	-1985548	-2905638

8.12 - Information necessary for understanding the data disclosed in items 8.5 to 8.11 - Method of pricing the value of stock and options

(a)       Pricing model

Stock Option Plans: For pricing, the Black-Scholes-Merton model is used.

Restricted Stock Plans with grants prior to October 2018: For pricing, the average value of the closing price of the trading session on the grant date of the stock is used.

Restricted Stock Plans with grants after October 2018, including: For pricing, the average value of the closing price of the 20 trading sessions prior to the grant date of the stock is used.

(b)       Data and assumptions used in the pricing model, including weighted average stock price, weighted stock price, exercise price, expected volatility, option life, expected dividends and risk-free interest rate

Stock Option Plans

Considering that the values related to the grant cycle consider the grants made up to the date of preparation of this Reference Form, the following assumptions were used for the pricing of the options targeted by the Company's Stock Option Plans:

✓    Stock price: used the closing price of the trading session prior to the grant date (B3 - ticker BRFS3);

✓    Exercise price: result of the average closing price of the trading session (B3 – ticker BRFS3) of the last 20 trading sessions prior to the date of grant of the options, adjusted by the IPCA;

✓    Lifetime option: The options granted under the Stock Option Plans may be exercised by the participants, respecting the minimum vesting periods established below:

1)           Stock Option Plan in force, approved in AUG/E of 04/08/15 and modified in AUG/E of 04/27/20: (a) up to 1/4 of the total options may be exercised after one year from the signing of the grant agreement; (b) up to 2/4 of the total options may be exercised after two years from the signing of the grant agreement; (c) up to 3/4 of the total options may be exercised after three years from the signing of the grant agreement; (d) all options may be exercised after four years from the signing of the grant agreement; and (e) the maximum period of six years after the grant to exercise the options;

2)           Stock Option Plan (Performance Stock Options) discontinued on March 31, 2015: the options will become exercisable, after a vesting period of at least 18 months and at most 24 months, counted from the grant date, as may be defined by the Company's Board of Directors;

✓    Risk-Free Rate: as a risk-free rate, the NTN-B (National Treasury Note) available on the pricing date and with maturity equivalent to the life of the option is considered;

✓    Dividend rate: it is considered history of payment of dividends of the Company in the last two years; and

✓    Volatility of nominal stock issued by the Company: The Company uses the weighted volatility of the history of the nominal stock issued for the establishment of the volatility rate.

Restricted Stock Plans

Not applicable to modeling or calculation assumptions, because, unlike stock options, the number of stock is fixed from the definition of the compensation amount. Once this definition is made, the value is converted into the number of stock, considering their market value.

(c)       Method used and assumptions made to incorporate the expected effects of early exercise

Stock Option Plans:

According to the methodology for pricing the target options (Black-Scholes-Merton) and the characteristics of the Company's Stock Option Plans, no assumptions are used to incorporate early exercise effects.

Restricted Stock Plans:

Not applicable.

(d)       Form of determination of expected volatility

Stock Option Plans:

The Company uses the historical volatility of the nominal stock issued for the establishment of the volatility rate.

Restricted Stock Plans:

Not applicable.

(e)       If any other feature of the option has been incorporated into the measurement of its fair value

Stock Option Plans:

Not applicable.

Restricted Stock Plans

Not applicable.

8.13 – Number of stock, quotas and other convertible securities, issued, in Brazil or abroad, by the Company, its direct or indirect controllers, controlled companies or under common control, which are held by members of the board of directors, the statutory board of executive officers or the fiscal council, grouped by body.

Participations in stock, quotas and other convertible securities, held by the managers and fiscal councilors, directly or indirectly, grouped by body, on the closing date of the last fiscal year are indicated below:

	Common Stock Issued by the Company	ADRs backed by Ordinary Stock Issued by Company
Board of Directors	518,900	-
Executive Board	512,379	-
Fiscal Council	3,401	-

8.14 - Information on pension plans given to members of the board of directors and statutory directors

	Board of Directors	Statutory Board of Executive Officers
b. total number of members	10	2	4	0
c. number of remunerated members	0	0	0	0
d. name of the Plan	N/A	Benefit Plan II (closed to new members)	Benefit Plan III (open for new accessions)	FAF Benefit Plan (closed for new accessions)
e. number of Directors who meet the conditions to retire ¹	N/A	0	0	0

f. conditions for early retirement	N/A	Full 55 years of age; 3 years of credited service (participation in the plan); Termination of employment with the Sponsor	Full 55 years of age; 3 years of credited service (participation in the plan); Termination of employment with the Sponsor

-  Have met the 10-year deadline for contribution to the plan

-  Being in the enjoyment of retirement benefit for contribution time granted by the Official Pension Regime

Termination of the employment relationship with the

Sponsor

g. updated value of contributions accumulated in the pension plan until the end of the last fiscal year, less the portion related to contributions made directly by administrators ²	N/A	R$1,804,848.29	R$1,990,751.87	N/A
h. total accumulated amount of contributions made during the last fiscal year, less the portion related to contributions made directly by administrators	N/A	R$173,113.38	R$402,375.62	R$0.00
i. whether there is a possibility of early redemption and what are the conditions	N/A	There is no provision for early redemption, except at the end of the employment relationship.	There is no early redemption forecast, except at the end of the employment relationship.	There is no forecast of early redemption, except at the end of the employment relationship.

¹ Fulfills the conditions, however, it is necessary that the termination of the employment relationship occurs.

² Total value of sponsor contributions (since joining the Plan) plus profitability.

8.15 - Maximum, minimum and average individual compensation of the board of directors, the statutory board of executive officers and the fiscal council

Annual values

	Statutory Board of Executive Officers			Board of Directors			Fiscal Council
	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020
Total no. of members	8	8.00	8.00	10.00	10.00	10.00	3.00	3.00	3.00
No. of remunerated members	8	8.00	8.00	10.00	10.00	10.00	3.00	3.00	3.00
Value of the highest compensation (Brazilian Reais)	4,094,817	13073010.28	13409440.50	585000.00	11288495.33	12878285.10	162000.00	204000.00	204000.00
Value of the lowest compensation (Brazilian Reais)	2,536,382	4675202.33	4118809.60	585000.00	480000.00	480000.00	139500.00	168000.00	168000.00
Average compensation value (Reais)	5,276,021	7164543.92	8634375.00	1,073,929	1512881.54	2013438.30	192,000	180000.00	177616.70

Statutory Board of Executive Officers
12/31/2022	For the highest and lowest individual compensation, members who have held the position for less than 12 months were excluded, according to the specific instruction of this item. For the average value of the compensation, all elements informed in item 8.2 are considered
12/31/2021	For the highest and lowest individual compensation, members who have held the position for less than 12 months were excluded, according to the specific instruction of this item. For the average value of the compensation, all elements informed in item 8.2 are considered
12/31/2020	For the highest and lowest individual compensation, members who have held the position for less than 12 months were excluded, according to the specific instruction of this item. For the average value of the compensation, all elements informed in item 8.2 are considered

Board of Directors
12/31/2022	For the highest and lowest individual compensation, the period from April to December was considered and only the members elected in 2022. For the average value of the compensation, all elements informed in item 8.2 are considered
12/31/2021	For the highest and lowest individual compensation, members who have held the position for less than 12 months were excluded, according to the specific instruction of this item. For the average value of the compensation, all elements informed in item 8.2 are considered
12/31/2020	For the highest and lowest individual compensation, members who have held the position for less than 12 months were excluded, according to the specific instruction of this item. For the average value of the compensation, all elements informed in item 8.2 are considered

Fiscal Council
12/31/2022	For the highest and lowest individual compensation, the period from April to December was considered and only the members elected in 2022. For the average value of the compensation, all the elements informed in item 8.2 are considered.
12/31/2021	For the highest and lowest individual compensation, members who have held the position for less than 12 months were excluded, according to the specific instruction of this item. For the average value of the compensation, all the elements informed in item 8.2 are considered.
12/31/2020	For the highest and lowest individual compensation, members who have held the position for less than 12 months were excluded, according to the specific instruction of this item. For the average value of the compensation, all the elements informed in item 8.2 are considered.

8.16 - Remuneration or indemnity mechanisms for managers in case of removal from office or retirement

The Company entered into certain contractual agreements with certain officers, which provide for the payment of compensation to the administrator, for a period of up to three (3) years from the termination of the relationship with the Company, as a form of compensation for the prohibition of the practice of acts considered competitive with the Company. This mechanism aims to reduce the financial impacts of the administrator due to the limitations applied in his professional field, due to the conclusion of the contract. If the indemnity becomes due, there will be no relevant financial impacts for the Company.

For more information on insurance policies and/or indemnity agreements, see section 12.11 of this Reference Form.

8.17 - In relation to the last 3 fiscal years and the forecast for the current fiscal year, indicate the percentage in the total compensation held by managers and members of the fiscal council who are parties related to the controllers

In the last three fiscal years and in the current fiscal year, there was no percentage of the total compensation of each agency recognized in the income that are parties related to the controllers, direct or indirect, considering that the Company does not have direct or indirect controllers.

8.18 - In relation to the last 3 fiscal years and the forecast for the current fiscal year, indicate the compensation of managers and members of the fiscal council, grouped by body, received for any reason other than the function they occupy

In the last three fiscal years and in the current fiscal year, there was no amount recognized in the income as compensation of the members of the Board of Directors, the Statutory Board of Executive Officers or the Fiscal Council, for any reason other than the function they occupy, such as commissions and consulting or advisory services provided.

8.19 - In relation to the last 3 fiscal years and the current fiscal year, indicate the compensation of managers and members of the fiscal council recognized in the income of direct or indirect controllers, companies under common control and subsidiaries of the issuer

In the last three fiscal years and in the current fiscal year, there was no amount recognized in the income of direct or indirect controlling stockholders, companies under common control and subsidiaries of the issuer, as compensation of members of the Board of Directors, the Statutory Board of Executive Officers or the Company's Fiscal Council.

8.20 - Other relevant information

There is no other information that the Company deems relevant with respect to this Section 8 of the Reference Form.

BRF S.A.

Annex III – Information on candidates for the positions of members of the Fiscal Council (Items 7.3 to 7.6 of the reference form, according to CVM Resolution No. 80, of March 29, 2022)

7.3. Composition and professional experience of the Fiscal Council

Name	Date of birth	Management body	Election date	Term of office
CPF	Profession	Elective position held	Date of investiture	Elected by the controller
Other positions and functions performed in the issuer	Start date of the first term of office, in case of consecutive terms	Independent member
Bernardo Szpigel	09/27/1945	Belongs only to the Fiscal Council	03/28/2022	AUG 2023
069.291.337-87	Mechanical Engineer	C.F. (Effective)	03/28/2022	No
No	03/28/2022	Yes

Name	Date of birth	Management body	Election date	Term of office
CPF	Profession	Elective position held	Date of investiture	Elected by the controller
Other positions and functions performed in the issuer	Start date of the first term of office, in case of consecutive terms	Independent member
Marco Antônio Peixoto Simões Velozo	11/04/1967	Belongs only to the Fiscal Council	03/28/2022	AUG 2023
942.753.277-72	Auditor	C.F. (Effective)	03/28/2022	No
No	03/28/2022	Yes

Name	Date of birth	Management body	Election date	Term of office
CPF	Profession	Elective position held	Date of investiture	Elected by the controller
Other positions and functions performed in the issuer	Start date of the first term of office, in case of consecutive terms	Independent member
Attilio Guaspari	10/20/1946	Belongs only to the Fiscal Council	03/28/2022	AUG 2023
610.204.868-72	Civil engineer	C.F. (Effective)	03/28/2022	No
No	04.29.2005	Yes

Name	Date of birth	Management body	Election date	Term of office
CPF	Profession	Elective position held	Date of investiture	Elected by the controller
Other positions and functions performed in the issuer	Start date of the first term of office, in case of consecutive terms	Independent member
Valdecyr Maciel Gomes	06/13/1962	Belongs only to the Fiscal Council	03/28/2022	AUG 2023
718.224.887-53	Lawyer	C.F. (Alternate)	03/28/2022	No
No	26.04.2018	Yes

Name	Date of birth	Management body	Election date	Term of office
CPF	Profession	Elective position held	Date of investiture	Elected by the controller
Other positions and functions performed in the issuer	Start date of the first term of office, in case of consecutive terms	Independent member
Luis Fernando Prudêncio Velasco	07/23/1961	Belongs only to the Fiscal Council	03/28/2022	AUG 2023
099.493.558-77	Engineer	C.F. (Alternate)	03/28/2022	No
No	03/28/2022	Yes

Name	Date of birth	Management body	Election date	Term of office
CPF	Profession	Elective position held	Date of investiture	Elected by the controller
Other positions and functions performed in the issuer	Start date of the first term of office, in case of consecutive terms	Independent member
Marcus Vinicius Dias Severini	10/02/1957	Belongs only to the Fiscal Council	03/28/2022	AUG 2023
632.856.067-20	Accountant and Electrical Engineer	C.F. (Alternate)	03/28/2022	No
No	27.04.2021	Yes

Bernardo Szpigel – CPF/MF No. 069.291.337-87

Mr. Bernardo is a mechanical engineer graduated from ITA; Master in engineering from PUC-RJ. PHD in Business Administration from the University of California. He was CFO of Bahia Sul and Suzano Papel e Celulose.

Mr. Bernardo has not undergone, in the last five years, any (i) criminal conviction, (ii) an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity. Mr. Bernardo declared not to be a Politically Exposed Person, pursuant to the provisions of CVM Resolution 50/21, as amended, as it does not fit into any of the situations that characterize the Politically Exposed Person.

Marco Antônio Peixoto Simões Velozo – CPF/MF No. 942.753.277-72

Mr. Marco Antônio holds a degree in economic sciences and accounting from the Cândido Mendes Integrated Colleges, and an MBA in corporate finance from IBMEC. He has extensive experience as a technical assistant in judicial and arbitration disputes (as a technical assistant or as an expert of the Arbitral Tribunal, at CBMA and at the FGV Chamber of Conciliation and Arbitration) and has been acting as an independent auditor of companies since 1989. Mr. Marco Antônio is a founding partner of Vértice Auditoria, where he is responsible for the technical area and audit methodology.

Mr. Marco Antônio has not undergone, in the last five years, any (i) criminal conviction, (ii) an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity.

Attilio Guaspari – CPF/MF No. 610.204.868-72

Mr. Attilio Guaspari holds a degree in Civil Engineering from Escola Politécnica da Universidade de São Paulo - USP and a Master's degree in Management Sciences from Coppe/AD at UFRJ. He was Chief Financial Officer and Audit Superintendent at BNDES and Financial-Administrative Director at Embrafilme. He has served on several Boards of Directors since 1986, such as those of Brasil Ferrovias S.A., FAPES, Indústrias Verolme-Ishibrás, and Projeto Jarí. He was a member of the BNDES Audit Committee. He was chairman of the Fiscal Council of Perdigão, with Audit Committee attributions, since 2005, continuing on the Fiscal Council of BRF until the present date.

Mr. Atílio has not been convicted in the last five years of any criminal offense, administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any final and unappealable judicial or administrative ruling that has suspended or disqualified him from engaging in any professional or commercial activity.

Valdecyr Maciel Gomes – CPF/MF No. 718.224.887-53

Mr. Valdecyr holds a degree in Law from Universidade Federal Fluminense – UFF (1986), a specialization in International Financial Law from Euromoney, Oxford University (1997) and participation in the Advanced Executive Program of the Kellogg School of Management at Northwestern University (2013). From March 2014 to September 2016, he served as Head of Latin America and Managing Partner of Brookfield Asset Management. From March 2008 to September 2013, he was CEO and President of Brookfield Asset Management, as well as other companies in the group (Banco Brascan S.A., Brookfield Serviços Financeiros Ltda., Brascan Corretora de Títulos e Valores Mobiliários, BRKB DTVM S.A., BRKB Consultoria and Brookfield Gestão de Ativos Ltda.). From September 2013 to September 2016, he was Vice President of Brookfield Asset Management, as well as: Director and Executive Vice President and Managing Partner of Brookfield Brasil Ltda. and Brookfield Participações Ltda.; Director of Brookfield Brazil Ltd. and Brookfield Brasil Asset Management Investimentos Ltda.; Director of Fisher Eagle Capital Investments LLC and Marlin Capital Investments LLC. He currently serves as a member of the Board of Directors of Santos Brasil Participações S.A., Chairman of the Ethics Board of Anbima - Brazilian Association of Financial and Capital Markets Entities and serves as Chairman of the Board of Directors of CVC.

Mr. Valdecyr has not undergone, in the last five years, any (i) criminal conviction, (ii) an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity.

Luis Fernando Prudêncio Velasco – CPF/MF No. 099.493.558-77

Mr. Luis holds a degree in civil engineering FROM UNICAMP, with a postgraduate degree in Business Administration from Fundação Getúlio Vargas (FGV), SP. He holds postgraduate degrees in strategy, finance, M&A and corporate governance from the Kellogg School of Management, IMD, Fundação Dom Cabral-FDC, FIA-USP and Instituto Brasileiro de Governança Corporativa-IBGC. He is certified as a Board Member and Fiscal Councilor by the IBGC.

He is currently a member of the Board of Directors of Empresa Brasileira de Engenharia e Comércio - EBEC S.A., Eucatex S.A. Indústria e Comércio and Dancor S.A. Indústria Mecânica, member of the Audit Committee of Dancor S.A. He also serves as a strategy, finance, M&A and corporate governance consultant. His previous professional career comprises the positions of CFO of Latin America of Kaefer (2017-2018), CFO of Latin America of ERM do Brasil Ltda (2013-2017), CFO of South and Central America of ESAB SA Indústria e Comércio (2006-2011), CFO of Latin America of Philips Medical Systems (1999-2006), internal audit manager of Philips do Brasil Ltda (1993-1999) and auditing and consulting professional of Arthur Andersen (1985-1993).

Mr. Luis Velasco has not undergone, in the last five years, any (i) criminal conviction, (ii) an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity.

Marcus Vinicius Dias Severini – CPF/MF No. 632.856.067-20

Mr. Marcus Severini holds a degree in Accounting from UniverCidade e Engenharia Elétrica from Universidade Federal Fluminense with a postgraduate degree in Economic Engineering from SUAm – Sociedade Universitária Augusto Mota. Mr. Marcus Severini has 12 years of experience in consulting and auditing work, acquired from a multinational company in the field, Arthur Andersen S/C. He also served as Chief Controller of Vale S.A., from May 2007 to March 2015, where he joined in October 1994, holding various positions. Furthermore, Mr. Marcus Severini was Chairman of the Deliberative Council of the Vale do Rio Doce Foundation and Social Security – VALIA from 2007 to 2015. He also held the positions of effective member of the Fiscal Council of Mills Estruturas e Serviços de Engenharia S.A. (2015 to 2018), of BRF S.A. (2015 to 2019) and Vale S.A. (2017 to 2019). Currently, Mr. Marcus Severini holds the position of effective member of the Audit Committee of the Vale do Rio Doce e Seguridade Social Foundation – VALIA, OceanPact Serviços Marítimos S.A. and serves as an effective member of the Fiscal Council of Oncoclínicas do Brasil Serviços Médicos S.A.

Mr. Marcus Severini has not undergone, in the last five years, any (i) criminal conviction, (ii) an administrative proceeding of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance or (iii) final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him for the practice of any professional or commercial activity.

7.4. Provide the information mentioned in item 7.3 in relation to the members of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory

Not applicable.

7.5. Marital relations, stable unions or kinship up to the second degree existing between:

a.	Company Managers
b.	Managers of the Company and managers of Subsidiaries, direct or indirect, of the Company
c.	Managers of the Company or its direct or indirect subsidiaries and Direct or indirect Controllers of the Company
d.	Managers of the Company and Managers of direct and indirect controlling companies of the Company

Not Applicable. Candidates for members of the Fiscal Council do not have any of the relationships mentioned in this Item 7.5.

7.6. Inform about subordination, service provision or control relationships maintained, in the last 3 fiscal years, between managers of the issuer and:

a.	company controlled, directly or indirectly, by the issuer, except for those in which the issuer holds, directly or indirectly, an interest equal to or greater than 99% (ninety-nine percent) of the capital stock
b.	direct or indirect controller of the issuer
c.	if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these persons

Not applicable. Candidates for members of the Fiscal Council do not have any of the relationships mentioned in this Item 7.6.

BRF S.A.

Annex IV – Copy of the Company's Bylaws with emphasis on the proposed changes, in accordance with article 12, item I, of CVM Resolution No. 81, of March 29, 2022.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

BYLAWS

I.        NAME, HEADQUARTERS, TERM AND CORPORATE PURPOSE

Article 1. BRF S.A. (“Company”) is a publicly held company, which is governed by these Bylaws, by Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and by other applicable laws and regulations.

Paragraph 1 - With the Company's entry into the special listing segment called Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its stockholders, including controlling stockholders, managers and members of the Fiscal Council, when installed, are subject to the provisions of the Regulation of

Novo Mercado da B3 (“Novo Mercado Regulation”).

Paragraph 2 - The provisions of the Novo Mercado Regulation shall prevail over the statutory provisions, in the event of prejudice to the rights of the recipients of the public offerings provided for in these Bylaws.

Article 2. The Company has its headquarters and jurisdiction in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, CEP 88.301-600, and may establish branches, agencies, offices, and other facilities anywhere in the national territory or abroad.

Article 3. The main corporate purpose of the Company is the exercise of the following activities, in national territory or abroad:

(i)     the industrialization, commercialization, retail and wholesale, and exploitation of food in general, mainly those derived from animal protein and food products that use the cold chain as support and distribution;

(ii)    the industrialization and marketing of animal feed, nutrition and food supplements;

(iii)  the provision of food services in general;

(iv)  the industrialization, refining and marketing of vegetable oils, fats and dairy products;

(v)   the exploitation, conservation, storage, silage and marketing of grains, their derivatives and by-products;

(vi)  the sale, in retail and wholesale, of consumer and production goods, including the sale of equipment and vehicles for the development of its logistics activity;

(vii) the export and import of production and consumer goods;

(viii)                   the provision of transport services, logistics and distribution of cargo and food in general;

(ix)  participation in other companies, aiming at the broadest achievement of social purposes;

(x)   participation in projects necessary for the operation of the Company's business;

(xi)	industrialization, own or by order, marketing, export and import of pharmacochemical products derived from animal slaughter;

(xii)	manufacturing and marketing of organic chemicals derived from animal slaughter; ~~and~~

(xiii)	manufacture, distribution and export of pharmaceutical inputs derived from animal slaughter~~.~~;

(xiv)	intermediation and agency of services and business in general, except real estate; and

(xv)provision of administrative services to third parties.

Sole Paragraph - The Company may also carry out, by itself or through the hiring of third parties, activities to support the core activities listed in Article 3 above, such as:

(i)	auxiliary activities of administrative, technical or operational support aimed at creating conditions for the best exercise of its main activities;

(ii)	cargo transportation in general;

(iii)	warehousing and storage services of products and other services related thereto;

(iv)	activities for the promotion and replacement of its products in retail and at points of exposure and sale to the final consumer, including the necessary support to customers that allows the packaging and visualization of the products;

(v)	services of receipt and allocation of raw material to be used in production;

(vi)	repair, maintenance and maintenance services of machinery and vehicles;

(vii)	the promotion of activities, programs, technical assistance and promotion aimed at national agricultural development;

(viii)	the industrialization, exploitation and commercialization of packaging of any nature;

(ix)	the exploitation and rearing of animals in general;

(x)	the trading of commodities in general;

(xi)	research and development of production techniques and improvement of the Company's genetic matrices;

(xii)	the activities of reforestation, extraction, industrialization and commercialization of wood;

(xiii)	the sale of movable, immovable property, including machinery, equipment and vehicles, of fixed assets, to meet the activities included in the Company's corporate purpose described in this article; and

(xiv)	bunkering services for its own fleet or for third party service providers, in particular freight, transport, logistics and distribution.

Article 4. The duration of the Company is indefinite.

II.        CAPITAL STOCK

Article 5. The Company's capital stock is R$13,053,417,953.36 (thirteen billion, fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Brazilian Reais and thirty-six cents), fully subscribed and paid-in, divided into 1,082,473,246 (one billion, eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common stock, all registered and with no par value.

Paragraph 1 - The Company may not issue preferred stock or beneficiary parts.

Paragraph 2 - The stock issued by the Company are indivisible and each common stock is entitled to one vote in the resolutions of the General Meetings.

Article 6. All stock issued by the Company are book-entry stock and, as decided by the Board of Directors, are held in a deposit account with the financial institution authorized by the Brazilian Securities and Exchange Commission – CVM (“CVM”), on behalf of its holders.

Sole Paragraph. The cost of transfer and registration, as well as the cost of the service related to book-entry stock, may be charged directly to the stockholder by the book-entry institution, as may be defined in the stock book-entry agreement.

Article 7. The Company is authorized to increase its capital stock, regardless of statutory reform, until the number of stock into which the capital stock is divided becomes 1,325,000,000 (one billion, three hundred and twenty-five million) common stock, by resolution of the Board of Directors.

Paragraph 1 - In the event provided for in the main section of this Article, it shall be incumbent upon the Board of Directors to fix the issue price and the number of stock to be issued, as well as the term and conditions of payment.

Paragraph 2 - Within the limit of the authorized capital, the Board of Directors may also: (i) resolve on the issuance of subscription warrants; (ii) according to a plan approved by the General Meeting, grant stock option, without the stockholders having preemptive rights in the granting of options or subscription of the respective stock; (iii) approve an increase in the capital stock through the capitalization of profits or reserves, with or without stock bonuses; and (iv) resolve on the issuance of debentures convertible into stock.

Article 8. At the discretion of the Board of Directors or the General Meeting, the preemptive right of stockholders may be excluded or reduced in any issue of stock, debentures convertible into stock and subscription warrants, whose placement is made through sale on the stock exchange, public subscription or exchange for stock in a public offer of acquisition of control, as provided by Law and in these Bylaws.

Article 9. The stockholder's delay in paying in the subscribed capital will result in the collection of interest of 1% (one percent) per month, pro rata temporis, monetary restatement based on the variation of the General Market Price Index – IGP-M, published by Fundação Getúlio Vargas – FGV, or another index that reflects the actual loss of the currency's purchasing power in the period, at the discretion of the Company's Board of Directors, at the lowest legally applicable frequency, and a fine of 10% (ten percent) on the amount of the obligation, without prejudice to other applicable legal sanctions.

Article 10. By resolution of the General Meeting, due to a proposal of the Board of Directors, the Company's capital stock may be increased according to the hypotheses provided for by law, being certain that in cases of capitalization of profits or reserves, it is optional to issue new stock corresponding to the increase, among its stockholders, in proportion to the number of stock they hold.

III.        GENERAL MEETING

Article 11. The General Meeting, convened and installed in accordance with the law and these Bylaws, will meet ordinarily within the first four (4) months after the end of the fiscal year and, extraordinarily, whenever interests and corporate matters require a resolution of the stockholders

Article 12. The General Meeting shall be convened by the Board of Directors by resolution of the majority of its members or, in the cases provided for in these Bylaws and in the sole Paragraph of Article 123 of the Brazilian Corporation Law.

Sole Paragraph - The Company shall make available, no later than the date of the first publication of the call notice, to all stockholders, the materials and documents necessary for the analysis of the matters contained in the Agenda, except in cases where the law or current regulations require their availability in a longer period.

Article 13. The General Meeting shall be held, on first call, with the presence of stockholders representing at least 25% (twenty-five percent) of the capital stock, except when the law requires a higher quorum; and, on second call, with any number of stockholders.

Paragraph 1 - The Extraordinary General Meeting whose purpose is the reform of these Bylaws shall be installed, on first call, with the presence of stockholders representing at least 2/3 (two thirds) of the capital stock, but may be installed on second call with any number of attendees.

Paragraph 2 - Subject to the exceptions provided for in the applicable regulations, the first call of the General Meeting must be made at least 30 (thirty) days in advance and the second call with at least 8 (eight) days.

Paragraph 3 - The work of the General Meeting shall be chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-President. In cases of absence or temporary impediment of the Chairman and Vice-Chairman of the Board of Directors, the General Meeting shall be chaired by a director specially appointed by the Chairman of the Board of Directors. The Chairman of the Board shall appoint one or more Secretaries to the General Meeting.

Article 14. Resolutions at the General Meeting, except for the exceptions provided for by law and in these Bylaws, will be taken by an absolute majority of votes of those present, not counting blank votes.

Paragraph 1 - The General Meeting may only deliberate on matters on the agenda contained in the respective call notice, except for the exceptions provided for in the Brazilian Corporation Law, and the inclusion, on the agenda of the General Meeting, of the item "other matters" or "general matters" or equivalent expressions is prohibited.

Paragraph 2 - Minutes will be drawn up of the work and resolutions of the General Meeting, which will be signed by the members of the board and by the stockholders present who make at least the majority necessary for the resolutions taken.

Article 15. For the benefit of the development of the work at the General Meetings, the stockholders or their representatives must present, at least 5 (five) days in advance, in addition to the identity document, as the case may be: (i) the power of attorney with recognition of the grantor's signature and/or the documents proving the powers of the stockholder's legal representative; and/or (ii) in relation to the stockholders participating in the fungible custody of book-entry stock, the extract containing the respective interest, issued by the financial institution responsible for custody.

Paragraph 1 - Without prejudice to the provisions of the main section of this Article, the stockholder who attends the General Meeting with the documents proving his/her status as stockholder may participate and vote in the conclave.

Paragraph 2 – The Company shall adopt, in the inspection of the documentary regularity of the stockholder's representation, the principle of good faith.

Article 16. It is incumbent upon the General Meeting, in addition to the other attributions provided for by law and in these Bylaws:

(i)	assign bonuses in stock and decide on any groupings and splits of stock;

(ii)	approve stock option plans or stock concession plans for managers and employees or individuals who provide services to the Company, as well as managers and employees or individuals who provide services to other companies that are directly or indirectly controlled by the Company;

(iii)	resolve, in accordance with a proposal submitted by management, on the allocation of profit for the year and the distribution of dividends;

(iv)	resolve on the Company's withdrawal from the Novo Mercado;

(v)	establish the compensation of the Fiscal Council in the form of the Law and these Bylaws;

(vi)	approve, under the terms of the Novo Mercado Regulation, the exemption from carrying out a Public Offer for the Acquisition of Stock in case of withdrawal from the Novo Mercado; and

(vii)	approve the performance of operations and business with related parties or disposal or contribution of assets, whenever, in any of these cases, the value of the operation or business corresponds to more than 50% (fifty percent) of the value of the Company's total assets contained in its last balance sheet approved at the General Meeting.

Article 17. The General Meeting shall fix annually the amount of the annual global compensation of the Company's managers, including benefits of any nature and representation funds, taking into account their responsibilities, the time dedicated to their functions, their competence and professional reputation and the value of their services in the market, and the Board of Directors shall establish the criteria for apportionment of the global compensation among the managers.

Article 18. The General Meeting may suspend the exercise of the rights of the stockholder who fails to comply with a legal or statutory obligation, ceasing the suspension as soon as the obligation is fulfilled.

Paragraph 1 - Stockholders representing at least 5% (five percent) of the capital stock may call the General Meeting mentioned in the main section of this Article when the Board of Directors does not meet, within 8 (eight) days, the call request they present, indicating the breached obligation and the identification of the defaulting stockholder.

Paragraph 2 - It will be incumbent upon the General Meeting that approves the suspension of the rights of the stockholder to also establish, among other aspects, the scope and term of the suspension, subject to the prohibitions provided for by law.

Paragraph 3 - The suspension of rights will cease as soon as the obligation is fulfilled, and the stockholder in question must notify the Company of said compliance.

IV.        ADMINISTRATION

Section I - Common Provisions to Management Bodies

Article 19. The Company's Management is the responsibility of the Board of Directors and the Executive Board, with the respective attributions conferred by law and by these Bylaws.

Paragraph 1 - The Company's managers are exempted from providing guarantee for the exercise of the position.

Paragraph 2 - The Company's managers will be invested in their positions by signing the instrument of investiture in the proper books, which must also include their subjection to the arbitration clause referred to in Article 47, and which will include the consent to all manuals, codes, regulations and internal policies of the Company.

Paragraph 3 - It is expressly forbidden and will be null and void by operation of law the act performed by any manager of the Company, which involves it in obligations related to business and operations outside the corporate purpose, without prejudice to civil or criminal liability, if applicable, to which the offender of this provision will be subject.

Paragraph 4 - The term of office of the Company's managers shall extend until the investiture of the respective successors.

Section II - Board of Directors

Article 20. The Board of Directors is composed of at least 9 (nine) and at most 11 (eleven) effective members, all elected and dismissible by the General Meeting, with a unified term of office of 2 (two) years, reelection being allowed.

Paragraph 1 - The members of the Board of Directors, at least 2 (two) or 20% (twenty percent), whichever is greater, must be Independent Directors, according to the criteria and rules provided for in the Novo Mercado Regulation.

Paragraph 2 - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fractional number, the Company must round up to the next higher number.

Paragraph 3 - The characterization of the nominees to the Board of Directors as Independent Directors will be resolved at the General Meeting that elects them, which may base its decision: (i) on the statement, forwarded by the nominee to the Independent Director to the Board of Directors, attesting its classification in relation to the independence criteria established in the Novo Mercado Regulation, contemplating the respective justification, if any of the situations provided for in paragraph 2 of article 16 of said Regulation is verified; and (ii) the manifestation of the Board of Directors, inserted in the proposal of the management referring to the General Meeting for the election of directors, as to the classification or non-framing of the candidate in the independence criteria.

Paragraph 4 - The procedure provided for in paragraph 3 above does not apply to nominations of candidates for members of the Board of Directors who do not meet the deadline for inclusion of candidates in the ballot, as provided for in the regulations issued by the CVM on distance voting.

Paragraph 5 - The Board of Directors shall annually evaluate and disclose who the Independent Directors are, as well as indicate and justify any circumstances that may compromise their independence.

Paragraph 6 - Upon the election of the members of the Board of Directors, the General Meeting shall appoint a Chairman and a Vice-Chairman, who shall replace the former in their absences or impediments, as well as in the event of vacancy.

Paragraph 7 - Whenever the General Meeting is called to deliberate on the election of the Board of Directors, the members of such body shall approve a proposal for a complete slate of candidates for vacancies on the Board of Directors, including appointment to the positions of Chairman and Vice-Chairman of the Board of Directors, which shall be submitted for approval at the General Meeting.

Paragraph 8 - If any stockholder wishes to nominate one or more candidates to compose the Board of Directors that do not integrate the proposed slate as provided for in Paragraph 7 of this article, such stockholder must notify the Company proposing another slate to compete for positions on the Company's Board of Directors, in writing and preferably at least five (5) days in advance of the date scheduled for the General Meeting, informing the name, qualification and complete professional curriculum of the candidate(s), and the Company is responsible for providing its immediate disclosure, through a Notice to Stockholders made available on the electronic system on CVM's website on the world wide web. The Company will not accept the registration of any slate, nor the exercise of the right to vote in the election of the members of the Board of Directors, in circumstances that constitute a violation of the provisions of the applicable regulations.

Paragraph 9 - The presentation of more than one slate by the same stockholder is prohibited. However, the same person may integrate two or more plates, including that proposed under Paragraph 8 above.

Paragraph 10 - If it receives a written request to adopt the multiple voting process, pursuant to Article 141, Paragraph 1 of the Brazilian Corporation Law, the Company shall disclose the receipt and content of such request, immediately, by means of a Notice to Stockholders made available in the electronic system on the CVM website on the world wide web or in the manner defined by law or by the CVM.

Paragraph 11 - In the event that the election of the Board of Directors is carried out by the multiple voting process, each member of the slates presented in the form of this Article will be considered a candidate for the position of director.

Paragraph 12 - Whenever the election has been carried out by the multiple voting process, the dismissal of any member of the Board of Directors by the General Meeting will result in the dismissal of the other members, proceeding to the new election.

Paragraph 13 - In the event of vacancy of the positions of effective members of the Board of Directors, the remaining members will appoint a substitute who will hold the position until the next General Meeting, at which time it will elect a new director to complete the term of office. In the case of concomitant vacancies greater than one third (1/3) of its members, the General Meeting will be called, within 30 (thirty) days of this event, for the election of substitutes, whose term of office will coincide with that of the other directors.

Paragraph 14 – The members of the Board of Directors must have an unblemished reputation, and those who (i) hold positions in companies that may be considered competitors of the Company cannot be elected except as approved at the General Meeting; or (ii) have or represent a conflicting interest with the Company. Occurring after the election of the member of the Board of Directors any fact that constitutes an impediment to the exercise of the position of director, provided for in the Brazilian Corporation Law or in this paragraph, the member who is subject to the impediment is obliged to immediately submit his resignation to the Chairman of the Board of Directors

Subsection II.1 - Meetings and Substitutions

Article 21. The Board of Directors shall meet, ordinarily, at least 8 (eight) times a year and, extraordinarily, whenever convened by its Chairman or by the majority of its members, recording minutes of these meetings in the proper book.

Paragraph 1 - The call for meetings of the Board of Directors shall be in writing, by letter, telegram, e-mail or other form that allows proof of receipt of the call by the addressee, and shall contain, in addition to the place, date and time of the meeting, the agenda.

Paragraph 2 - Meetings of the Board of Directors shall be called at least five (5) business days in advance. On the same date as the convening of the meeting, the materials and documents necessary for the consideration of the matters on the agenda of the meeting of the Board of Directors shall be made available to the directors.

Paragraph 3 - Regardless of the call formalities, the meeting attended by all members of the Board of Directors will be considered regular.

Paragraph 4 - The meetings of the Board of Directors will be installed, on first call, with the presence of at least 2/3 (two thirds) of its members. On second call, which shall be the subject of a new communication to the directors pursuant to Paragraph 1 of this Article, sent immediately after the date designated for the first call, the meeting shall be held with the presence of a simple majority of the directors.

Paragraph 5 - If necessary, it is possible to hold meetings of the Board of Directors or the participation of the directors in meetings of the Board of Directors by telephone, videoconference, electronic resolution, or other means of communication that can ensure the effective participation and authenticity of their vote. In that circumstance, the director shall be deemed to be present at the meeting, and his vote shall be deemed valid for all legal purposes and incorporated into the minutes of said meeting.

Paragraph 6 - No member of the Board of Directors may have access to information, participate in resolutions and discussions of the Board of Directors or any management bodies, exercise the vote or, in any way, intervene in matters in which they are, directly or indirectly, in a situation of interest conflicting with the interests of the Company, under the terms of the Law.

Paragraph 7 - The resolutions of the Board of Directors shall be taken by majority vote of those present, and the Chairman of the Board of Directors shall have the casting vote in the event of a tie.

Paragraph 8 - The minutes of the meetings of the Board of Directors must be clearly written and record the decisions taken, the persons present, the divergent votes and the abstentions from voting.

Article 22. In the event of absence or temporary impediment, the directors may be represented at meetings of the Board of Directors by another director appointed in writing, who, in addition to his own vote, will express the vote of the absent or temporarily impeded director.

Paragraph 1 - In the event of absence or temporary impediment of the Chairman of the Board, his duties shall be exercised, on a temporary basis, by the Vice-President.

Paragraph 2 - In case of absence or temporary impediment of the Vice-President, it shall be incumbent upon the President to appoint, among the other members of the Board of Directors, his substitute.

Subsection II.2 - Competence

Article 23. It is incumbent upon the Board of Directors, in addition to the other duties provided for in the legislation and in these Bylaws:

(i)	establish the general orientation of the Company's business, considering the impacts of the Company's activities on society and the environment, aiming at the Company's perpetuity and the creation of value in the long term;

(ii)	define the Company's values and ethical principles and ensure the maintenance of the Company's transparency in the relationship with all interested parties;

(iii)	elect and dismiss the members of the Executive Board of the Company or its controlled companies, directly and indirectly, and establish their attributions, subject to the provisions of these Bylaws;

(iv)	supervise the management of the members of the Executive Board, examine at any time the Company's books and papers, request information on contracts entered into or about to be entered into and any other acts;

(v)	convene the General Meeting when deemed convenient and in the cases provided for by Law;

(vi)	express an opinion on the Management's report, the accounts of the Executive Board and the financial statements for each fiscal year;

(vii)	distribute among the members of the Board of Directors and the Executive Board the annual global compensation established by the General Meeting and establish the criteria for participation in the profits of employees and administrators, observing the provisions of these Bylaws;

(viii)	authorize the incorporation and dissolution of companies controlled, directly or indirectly, by the Company;

(ix)	choose and dismiss the independent auditors appointed by the Audit and Integrity Committee;

(x)	propose to the General Meeting the issuance of new stock of the Company above the limit of the authorized capital;

(xi)	except for the cases of competence of the General Meeting, under the terms of the regulations issued by the CVM, resolve on (a) the acquisition of stock issued by the Company for maintenance in treasury or use in plans approved by the General Meeting; and (b) the eventual sale or cancellation of such stock;

(xii)	resolve on the issuance by the Company or its controlled companies, directly and indirectly, of debentures not convertible into stock, promissory notes (commercial paper) and other similar credit securities;

(xiii)	resolve on the issuance by the Company of stock, subscription warrants and debentures convertible into stock, within the limit of the authorized capital, setting the amount, the payment conditions and the respective subscription and premium prices, as well as whether the preemptive right will be granted to the stockholders or the term for their exercise, as authorized by the legislation in force;

(xiv)	resolve on the preparation of semi-annual balance sheets or related to shorter periods of the Company, as well as declare interim dividends to the profit account calculated in these balance sheets, or to the Accrued Profits or Profit Reserve Account existing in the last annual or semi-annual balance sheet, as provided for by law and/or the distribution of capital interest, as provided for in Law No. 9.249, of December 26, 1995, as amended;

(xv)	approve the Company's dividend payment policy;

(xvi)	propose to the Annual General Meeting, subject to the limits established in Article 35, sole paragraph, of these Bylaws, the amounts to be paid as a statutory participation of employees and administrators in the profits of each fiscal year, as well as define the criteria for distribution of such amounts;

(xvii)	authorize the practice of reasonable gratuitous acts by the Company, for the benefit of any person or entity, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xviii)	submit a proposal for approval at the Meeting of a stock option plan or stock concession plan to its managers or employees, or to individuals who provide services to the Company, as well as to managers and employees or individuals who provide services to its subsidiaries, directly and indirectly, within the limit of the authorized capital, with the Board of Directors being responsible for the management of said plan, including the granting of options and stock concessions under such plans;

(xix)	authorize changes in the marketability and issuance of American Depositary Receipts – ADRs by the Company or its subsidiaries, directly and indirectly;

(xx)	approve its bylaws that shall provide, at least, on the following matters: (i) the duties of the Chairman of the Board of Directors; (ii) the rules for replacing the Chairman of the Board of Directors in his absence or vacancy; (iii) the measures to be adopted in situations of conflict of interest; (iv) the definition of sufficient notice to receive the materials for discussion at the meetings, in the appropriate depth; and (v) the possibility of holding, during the meetings of the Board of Directors, exclusive sessions with the external directors, without the presence of the members of the Executive Board and other guests;

(xxi)	set up technical or advisory committees, of a non-deliberative nature, to carry out specific tasks or for generic activities of interest to the Company, under the terms and conditions defined by the Board of Directors. The committees may act, among others, in the following areas: (i) strategic and financial, (ii) corporate governance, conduct and ethics, and (iii) compensation of managers and executive development;

(xxii)	monitor the fulfillment of the duties of the committees that may be created to advise the Board of Directors, approve their respective regulations and evaluate the opinions and reports issued by them, in accordance with current legislation and these Bylaws;

(xxiii)	establish mechanisms for periodic evaluation of the performance of its members, with the objective of contributing to the improvement and effectiveness of the Company's governance, and may hire external experts for the evaluation process;

(xxiv)	prepare and make public a reasoned opinion containing a favorable or contrary opinion to the acceptance of any and all corporate reorganization, capital increase and other operations that give rise to the change of control, within 15 (fifteen) days of the disclosure of all the conditions of the operation that results in the change of control, in which it will be manifested whether such operation ensures fair and equitable treatment to the Company's stockholders;

(xxv)	prepare and make public a prior reasoned opinion containing a favorable or contrary opinion to the acceptance of any and all public offer of acquisition that has as its object the stock or securities convertible or exchangeable for stock issued by the Company, within 15 (fifteen) days of the publication of the notice of the public offer of acquisition of stock, or securities convertible into stock or exchangeable for stock issued by the Company, in which it will express itself: (a) on the convenience and opportunity of the public offer of acquisition of stock, or securities convertible into stock or exchangeable per stock issued by the Company, as to the interest of the Company and of all its stockholders and in relation to the price and potential impacts on ~~the~~ liquidity of the securities held by it; (b) as to the strategic plans disclosed by the offeror in relation to the Company; and (c) any alternatives to the acceptance of the public offer to acquire stock, or securities convertible into stock or exchangeable per stock issued by the Company, available on the market;

(xxvi)	submit to the General Meeting proposals for amendments to the Company's Bylaws, which relate to the Company's duration, corporate purpose, capital increases or reductions, issuance of securities and/or securities, exclusion of the preemptive right in the subscription of stock and other securities, dividends, capital interest, powers and attributions of the General Meeting, structure and attributions of the Board of Directors and the Executive Board, and respective quorums of resolutions;

(xxvii)	approve the Company's annual demobilization plan proposed by the Executive Board, as well as the acquisition, assignment, transfer, disposal and/or encumbrance of real estate of the Company or of a controlled or affiliated company, directly or indirectly, that are not detailed in the Demobilization Plan already approved, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxviii)	approve a proposal for a spin-off, merger, incorporation in which the Company or subsidiaries and affiliates, directly or indirectly, are part of or part of the Company itself, as well as its transformation or any other form of corporate restructuring;

(xxix)	resolve on the liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial reorganization of the Company or of controlled and affiliated companies, directly and indirectly, as well as financial reorganizations related to them;

(xxx)	approve the acquisition, assignment, transfer, disposal and/or encumbrance of assets of non-current assets (except real estate) of the Company or of controlled or affiliated companies directly or indirectly, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxi)	authorize the granting of guarantees, real or personal, commercial pledge, mortgages, sureties and sureties, as well as the contracting of surety bonds or letters of guarantee as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxii)	authorize the Executive Board to offer products and movable and immovable property of the Company or of controlled or affiliated companies, directly or indirectly, as a guarantee to financial institutions when contracting financing or as a guarantee of legal proceedings, whenever such acts result in obligations to the Company or to controlled or affiliated companies, directly or indirectly as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxiii)	approve the contracting, with third parties, of debt operations of the Company or of controlled or affiliated companies, directly or indirectly, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxiv)	approve the Company's financial risk management policy, establishing the main conditions for contracting hedging operations (assets and liabilities), and such policy must contain at least the following specifications: hedge objective, risk factors, eligible instruments, limits and limits;

(xxxv)	approve the issuance, acquisition, assignment, transfer, disposal and/or encumbrance, in any capacity or form, by the Company or by controlled or affiliated companies, directly or indirectly, of equity interests and/or any securities in any companies (including waiver of the right to subscribe for stock or debentures convertible into stock of subsidiaries, controlled or affiliated companies), as defined in the Company's Authorities Policy, to be approved by the Board of Directors;

(xxxvi)	approve and define, in advance, the acts to be performed by the Company's Executive Board at General Meetings and/or Meetings of Members of controlled, affiliated or invested companies, directly or indirectly, as stockholder and/or partner of such companies, as defined in the Company's Authorities Policy, to be approved by the Board of Directors or involving reputational and strategic aspects for the Company;

(xxxvii)	subject to the provisions of article 16, item (vii) of these Bylaws, approve the performance of operations and business of any nature with related parties, in accordance with the provisions of the Policy on Transactions with Related Parties and Other Conflict of Interest Situations of the Company, as approved by the Board of Directors;

(xxxviii)	approve (i) the Code of Conduct; (ii) the Securities Trading Policy, and (iii) the Contributions and Donations Policy, which must comply with the minimum requirements established by the Novo Mercado Regulation and the Brazilian Code of Corporate Governance;

(xxxix)	approve the integrated general annual and multiannual capital budgets (operations budgets, investment budgets and cash flow budgets) of the Company and its subsidiaries and affiliates, setting the investment policy and business strategy. The integrated general annual budget shall always be adopted by the last day of the year preceding the calendar year to which it relates and shall cover the twelve months of the following financial year. At any time during the calendar year, the Company's budget shall cover a minimum period of six (6) months. The execution and realization of the approved budget will be reviewed monthly at the regular meetings of the Board of Directors;

(xl)	approve the execution of any contracts or agreements (except contracting debt) involving the normal course of the activities of the Company or of controlled companies, directly or indirectly, including, but not limited to, contracts for the provision of services, consulting or supply, as defined in the Company's Authorities Policy, to be approved by the Board of Directors, as well as approve the termination of the contract or the execution of amendments to the contracts already signed that result in a new obligation of equal value;

(xli)	approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving patents, production processes and/or technology, copyrights, domain names, trademarks or deposited in the name of the Company or any company controlled or affiliated by it, directly or indirectly, as defined in the Company's Authorization Policy, to be approved by the Board of Directors, except: (a) if carried out between the Company and fully controlled companies, except for cases of sale and/or definitive assignment, which must be approved by the Board of Directors; and (b) for authorization of use of trademarks by controlled or affiliated companies.

Section III - Executive Board

Article 24. The Executive Board, whose members are elected and removable at any time by the Board of Directors, will be composed of at least two (2) and at most fifteen (15) members, elected for a period of two (2) years, with one (1) Global Chief Executive Officer and one (1) Vice President of Finance and Investor Relations and the other Vice President Officers with designation and functions to be proposed to the Board of Directors by the Global Chief Executive Officer, pursuant to Article 26 below, all professionals who meet the parameters indicated in Paragraphs 2 and 3 below.

Paragraph 1 - The positions of Chairman of the Board of Directors and Global Chief Executive Officer may not be held by the same person.

Paragraph 2- The election of the Executive Board shall be made by the Board of Directors, and may choose among the candidates pre-selected by the Global Chief Executive Officer. To this end, the Global Chief Executive Officer shall send to the Board of Directors a copy of the curriculum vitae of the nominated candidate, together with the terms of his employment and all other information necessary for proof of qualification established in Paragraph 3 of this Article. If the Board of Directors does not approve the nominations presented, new names must be appointed by the Global Chief Executive Officer until they are approved by the Board of Directors.

Paragraph 3- The Executive Board shall be composed exclusively of professionals who have proven academic and practical training, acquired in courses and in the exercise of activities compatible with the functions for which they are being appointed.

Subsection III.1 - Competence

Article 25. The Executive Board is responsible for:

(i)	authorize the opening, closing or changing of the address of branches, agencies, warehouses, offices or any other establishments of the Company, in the Country or abroad;

(ii)	submit, annually, for consideration by the Board of Directors, the Management Report and the accounts of the Executive Board, accompanied by the report of the independent auditors, as well as the proposal for the allocation of profits calculated in the previous year;

(iii)	prepare and propose to the Board of Directors annual and multiannual budgets, strategic plans, expansion projects and investment programs;

(iv)	approve corporate rules that regulate the other levels of approval and responsibilities for the management acts necessary for the conduct of the Company's activities, defining the limits of competence for the various decision-making processes, according to the Company's hierarchical levels and always observing the rules established in the Authority Policy approved by the Board of Directors;

(v)	decide, at the request of the Global Chief Executive Officer, on any matter that is not the exclusive competence of the General Meeting or the Board of Directors;

(vi)	subject to the provisions of article 16, item (vii) of these Bylaws, approve the performance of certain operations and businesses with Related Parties, in accordance with the provisions of the Policy on Transactions with Related Parties and Other Conflict of Interest Situations of the Company;

(vii)	prepare the draft, for subsequent submission to the resolution of the Board of Directors (i) of the Code of Conduct; (ii) the Risk Management Policy, (iii) the Securities Trading Policy, (iv) the Related Party Transaction Policy, and (v) the Contributions and Donations Policy, which must comply with the minimum requirements established by the Novo Mercado Regulation and the Brazilian Code of Corporate Governance.

Article 26. In addition to other attributions established in these Bylaws, it is incumbent, for example:

(i) To the Global Chief Executive Officer:

a.	convene and preside over the meetings of the Executive Board;

b.	represent the Executive Board at meetings of the Board of Directors;

c.	submit to the Board of Directors the Executive Board's proposals regarding the annual and multiannual budgets, strategic plans, expansion projects and investment programs of the Company;

d.	supervise and guide the conduct of financial, social and sustainability business and the activities of the other Officers;

e.	submit to the Board of Directors, the financial statements, budgets, annual and multi-annual, and investments, financial planning and cash flow; and

f.	propose to the Board of Directors positions of Directors, with or without specific designation, and the respective holders for the performance of specific functions that it deems necessary.

(ii) To the Vice-President-Financial and Investor Relations Officer:

a.	prepare, together with the other members of the Executive Board and under the coordination of the Global Chief Executive Officer, the budgets to be submitted to the Board of Directors for approval and be responsible for controlling the execution of these budgets mainly with regard to cash flow control;

b.	guide the execution of the economic-financial policy, supervising the economic-financial activities, according to the determinations of the Board of Directors; and

c.	organize and coordinate the information system necessary for its performance, as well as supervise all the Company's controllership activities.

d.	represent the Company before the CVM and other capital market entities and financial institutions, as well as national and foreign regulatory bodies and stock exchanges, in which the Company has listed securities, in addition to complying with the regulatory rules applicable to the Company with respect to records kept with the CVM and with regulatory bodies and stock exchanges in which the Company has listed securities and administer the investor relationship policy; and

e.	monitor the compliance, by the Company's stockholders, with the obligations set forth in Chapter VIII of these Bylaws and report to the General Meeting and/or the Board of Directors, when requested, its conclusions, reports and diligences.

(iii) To the other Vice-President Officers, whose designation will be given by the Board of Directors at the suggestion of the Global Chief Executive Officer:

a.	direct, coordinate and supervise the specific activities under its responsibility; and

b.	perform specific duties assigned to them by decision of the Global Chief Executive Officer.

Subsection III.2 – Representation of the Company

Article 27. The Executive Board, within the limits established by Law and by these Bylaws, is vested with general management powers, which enable the practice of all acts necessary for the regular functioning of the Company, with a view to achieving its corporate objectives.

Article 28. The active and passive representation of the Company, in or out of court, as well as the practice of all legal acts, shall be responsible for:

(i)	any two (2) members of the Executive Board jointly;

(ii)	any member of the Executive Board, together with a proxy with specific powers; or

(iii)	two prosecutors with specific powers, always acting together.

Paragraph 1 - The Company may be represented by only one Officer or attorney-in-fact with specific powers in the practice of the following acts:

(i)	representation of the Company at Meetings and meetings of members of companies in which it participates;

(ii)	representation of the Company in court; or

(iii)	practice of acts of simple administrative routine, including before public agencies, mixed-capital companies, commercial boards, Labor Court, INSS, FGTS and its collecting banks, and others of the same nature.

Paragraph 2 - Acts for which these Bylaws require prior authorization from the Board of Directors will only be valid once this requirement is met.

Paragraph 3 - The Executive Board may, through two of its members and through competent instruments, appoint agents with specific powers to act on behalf of the Company, with a term of office to be established on a case-by-case basis, except for judicial mandates that may be granted for an indefinite period. In any case, the limitations and restrictions mentioned in this Article and those established by the Board of Directors must be respected.

Subsection III.3 – Board Meetings

Article 29. The Executive Board will hold meetings whenever necessary, drawing up minutes of these meetings in its own book.

Paragraph 1 - The resolutions of the Executive Board shall be taken by majority vote, and the Global Chief Executive Officer, or his substitute, shall cast the casting vote.

Paragraph 2 - The minimum quorum for the installation of meetings of the Executive Board is 2/3 (two thirds) of its members.

Paragraph 3 - If necessary, it is possible to hold meetings or the participation of the members of the Executive Board, in the meetings of said body, by telephone, videoconference, electronic resolution, or other means of communication that can ensure the effective participation and authenticity of its vote. In this case, the member of the Executive Board will be considered present at the meeting, and his vote will be considered valid for all legal purposes and incorporated into the minutes of said meeting.

Paragraph 4 - In temporary absences or impediments, the members of the Executive Board shall replace each other, by appointment of the Global Chief Executive Officer. In the event of a vacancy, the Board of Directors shall, within 30 (thirty) days, (i) designate who shall (a) fill the vacancy, whose term of office shall expire coincident with that of the other members of the Executive Board or (b) cumulate the respective function or (ii) resolve on the non-fulfillment, temporary or permanent, of the position left vacant, provided that this position is not the position of Global Chief Executive Officer, Chief Financial Officer or Investor Relations Officer.

V. FISCAL COUNCIL

Article 30. The Company will have a permanent Fiscal Council, composed of 3 (three) effective members and an equal number of alternates, elected by the General Meeting, who will hold their positions until the first ordinary General Meeting that takes place after their election, being allowed their re-election, with the attributions, competence and compensation provided for by Law.

Paragraph 1 - The election of the members of the Fiscal Council shall be carried out by majority resolution, being elected the 3 (three) candidates, and their respective alternates, who receive the largest number of votes at the General Meeting, subject to the provisions of article 161 of the Brazilian Corporation Law. If there is a Controlling Stockholder, minority stockholders are guaranteed, provided that they jointly represent 10% (ten percent) or more of the stock issued by the Company, the right to elect, in a separate vote, 1 (one) member and respective alternate of the Company's Fiscal Council.

Paragraph 2 - The members of the Fiscal Council will be invested in their positions by signing the instrument of investiture in the proper book, which will include the consent to all manuals, codes, regulations and internal policies of the Company, and its subjection to the arbitration clause referred to in Article 47.

Paragraph 3 - The Fiscal Council shall meet periodically, in accordance with its Internal Regulations, drawing up minutes of these meetings in its own book.

Paragraph 4 - The Fiscal Council shall elect its Chairman at the first meeting after its election and shall operate in accordance with the Internal Regulations approved by the Fiscal Council itself.

Article 31. For the full exercise of the functions in the Fiscal Council, the requirements provided for in the applicable legislation, the provisions of these Bylaws and the Internal Regulations of the Fiscal Council must be observed.

Paragraph 1 - The same obligations and prohibitions imposed by the Law and by these Bylaws on the Company's managers shall apply to the members of the Fiscal Council.

Paragraph 2 - In the absence or vacancy of the position of effective member of the Fiscal Council, the respective alternate will take his place. In the event of the vacancy of the position of effective member and its respective alternate, the General Meeting will be called to proceed with the election of a member for the position.

Paragraph 3 - Subject to the requirements and obligations contained in these Bylaws, as well as in other applicable legal provisions, the members of the Company's Fiscal Council may be elected by the Board of Directors to also be part of the Audit and Integrity Committee.

VI. AUDIT AND INTEGRITY COMMITTEE

Article 32. The Company will have an Audit and Integrity Committee in permanent operation, composed of at least 3 (three) and at most 5 (five) members, with the majority of its members being independent members and at least 1 (one) of its members not belonging to the Board of Directors, subject to the requirements established in the applicable regulations, especially in CVM Instruction 509/11. At least one of the independent members of the Board of Directors must be appointed to also join the Audit and Integrity Committee. None of the members of the Audit and Integrity Committee may belong to the Executive Board.

Article 33. The members of the Audit and Integrity Committee will be appointed by the Board of Directors for a term of 2 (two) years and will exercise their positions for a maximum of 10 (ten) years, and may be removed at any time. In the case of the member of the Committee who is also a member of the Board of Directors, the term of office shall end concurrently with the term of office of director

Paragraph 1 - The exercise of the activities of the members of the Audit and Integrity Committee must comply with the rules provided for in Brazilian legislation, especially CVM Instruction 509/11, and North American, including the provisions of the Sarbanes–Oxley Act and the rules issued by the Securities and Exchange Commission - sec.

Paragraph 2 - At least one of the members of the Audit and Integrity Committee must have proven knowledge in the areas of corporate, audit and financial accounting, which characterizes him as a financial expert. The same member of the Audit and Integrity Committee may accumulate the characteristics of financial expert and independent advisor.

Paragraph 3 - The Audit and Integrity Committee shall have the following duties: 1) give an opinion on the hiring and dismissal of the independent external auditor to conduct an independent external audit or for any other service; 2) supervise the activities: (a) of the independent auditors, in order to assess their independence, quality and adequacy of the services provided to the Company's needs; (b) the Company's internal control area; (c) the Company's internal audit area; and (d) the area of preparation of the Company's financial statements; 3) monitor the quality and integrity: (a) of the internal control mechanisms; (b) of the Company's quarterly information, interim statements and financial statements; and (c) of the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the structure of the usual reports of the financial statements; 4) evaluate and monitor the Company's risk exposures, and may even require detailed information on policies and procedures related to: (a) management's compensation; (b) the use of the Company's assets; and (c) expenses incurred on behalf of Company; 5) evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties carried out by the Company and their respective disclosures; 6) evaluate, monitor and recommend to management the correction or improvement of the Company's internal policies, including the Related Party Transactions Policy; 7) evaluate the Company's compliance practices and propose improvements; 8) evaluate and discuss the annual work plan of the independent external auditor and forward it to the Board of Directors for consideration; and ~~6~~ 9) prepare a summary annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there is a significant divergence between the Company's management, the independent external auditors and the Audit and Integrity Committee, in relation to the Company's financial statements.

Paragraph 4 - The Audit and Integrity Committee shall be an advisory body directly linked to the Board of Directors.

Paragraph 5 - When choosing the members of the Audit and Integrity Committee, the Board of Directors shall designate the one who shall act as Coordinator of the body.

Paragraph 6 - The Audit and Integrity Committee shall meet at least every 2 (two) months, and whenever necessary, so that the Company's accounting information is always appreciated by it before its disclosure.

Paragraph 7 - The internal regulations of the Audit and Integrity Committee will be approved by the Board of Directors and will describe in detail its functions, as well as its operational procedures. The internal regulations of the Audit and Integrity Committee shall also define the functions and activities of the Coordinator of the body.

Paragraph 8 - The Audit and Integrity Committee shall have the means to receive, retain and respond to complaints, including confidential, internal and external to the Company, in relation to non-compliance with legal and regulatory provisions applicable to the Company (including accounting matters, internal controls and auditing)~~)~~, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and the confidentiality of information.

Paragraph 9 - The Board of Directors shall define the compensation of the members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budget allocation, annually or by project, to conduct or determine the conduct of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts, remunerate such experts and pay the ordinary administrative expenses of the Audit and Integrity Committee.

Paragraph 10 - The meetings of the Audit and Integrity Committee must be recorded in minutes, and the decisions/recommendations must be taken with favorable votes of 2/3 of its members.

Paragraph 11 - The coordinator of the Audit and Integrity Committee, accompanied by other members when necessary or convenient, must: (i) meet with the Board of Directors and the Fiscal Council; and (ii) attend the Annual General Meeting and, when necessary, the Extraordinary General Meetings of the Company.

Paragraph 12 - The members of the Audit and Integrity Committee shall have the same fiduciary duties and responsibilities applicable to the Company's managers, under the terms of the Brazilian Corporation Law.

VII. FISCAL YEAR AND INCOME

Article 34. The fiscal year coincides with the calendar year and, at its end, the Company will prepare the financial statements provided for in the Brazilian Corporation Law for publication and appreciation by the General Meeting.

Article 35. From the income of each fiscal year, any accumulated losses and the provision for Income Tax will be deducted before any participation.

Sole Paragraph - After the deductions referred to in this Article have been made, the General Meeting may assign to employees and administrators, successively and in that order:

(i)	the statutory participation of the Company's employees up to the maximum limit of 10% (ten percent) of the remaining profits; and

(ii)	the statutory participation of the administrators, up to the legal maximum limit.

Article 36. After deducting the participations mentioned in Article 35 above, the net profit for the year will successively have the following destination:

(i)	5% (five percent) for constitution of Legal Reserve until it reaches 20% (twenty percent) of the Capital Stock;

(ii)	25% (twenty-five percent) as mandatory minimum dividend, adjusted in accordance with Article 202 of the Brazilian Corporation Law, to be attributed to all stock of the Company;

(iii)	20% (twenty percent) for the constitution of reserves for capital increase, until reaching the limit of 20% (twenty percent) of the Capital Stock;

(iv)	up to 50% (fifty percent) for the constitution of the reserve for expansion, until it reaches 80% (eighty percent) of the Capital Stock, for the purpose of ensuring investments in permanent assets, or increases in working capital, including through amortization of the Company's debts, regardless of the profit withholdings linked to the capital budget, and its balance may be used: (i) in the absorption of losses, whenever necessary; (ii) in the distribution of dividends, at any time; (iii) in the redemption, reimbursement or purchase of stock, authorized by Law; and (iv) in the incorporation into the Capital Stock, including through bonuses on new stock.

Article 37. Except for resolutions to the contrary of the General Meeting, the payment of dividends and interest on equity shall be effected within 60 (sixty) days from the date of the respective resolution.

Paragraph 1 - By resolution of the Board of Directors, pursuant to Article 23 above, the Company may draw up half-yearly balance sheets or balance sheets for shorter periods, as well as declare dividends and/or interest on equity to the profit account determined in these balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet, as provided for by Law.

Paragraph 2 – The interim dividends and interest on equity declared in each fiscal year may be attributed to the mandatory dividend of the income of the fiscal year.

Article 38. Dividends not received or claimed shall lapse within three (3) years from the date on which they were made available to the stockholder, and shall inure to the benefit of the Company.

VIII. DISPOSAL OF CONTROLLING INTEREST, CANCELLATION OF THE REGISTRATION OF PUBLICLY-HELD COMPANY AND EXIT FROM THE NEW MARKET

Article 39. The sale of control of the Company, directly or indirectly, both through a single operation and through successive ones, must be contracted under the condition that the acquirer of control undertakes to effect a public offer for the acquisition of stock ("OPA") with the purpose of the stock issued by the Company owned by the other stockholders, observing the conditions and deadlines provided for in current legislation and regulations and in the Novo Mercado Regulation, in order to ensure them equal treatment to that given to the seller.

Paragraph 1 - For the purposes of these Bylaws, control and its related terms are understood to be the power effectively used by a stockholder to direct the corporate activities and guide the operation of the company's bodies, directly or indirectly, in fact or in law, regardless of the interest held.

Paragraph 2 - If the acquisition of control also subjects the acquirer of control to the obligation to carry out the OPA required by Article 41 of these Bylaws, the acquisition price in the OPA will be the highest among the prices determined in accordance with this Article 39 and Article 41, Paragraph 3 of these Bylaws.

Paragraph 3 - In the event of indirect disposal of control, the acquirer must disclose the value attributed to the Company for the purposes of defining the OPA price, as well as disclose the justified statement of this value.

Paragraph 4 - The OPA must comply with the conditions and deadlines provided for in the legislation and regulations in force and Novo Mercado Regulation.

Article 40. After disposal of control of the Company and the subsequent realization of OPA, the acquirer of control, when necessary, must take the appropriate measures to recompose the minimum percentage of outstanding stock provided for in the Novo Mercado Regulation, within 18 (eighteen) months following the acquisition of control power.

Article 41. Any Acquiring Stockholder, who acquires or becomes the holder of stock issued by the Company, in an amount equal to or greater than 33.33% (thirty-three point thirty-three percent) of the total stock issued by the Company must (i) immediately disclose such information through a material fact, as provided for in the regulations issued by the CVM; and (ii) within a maximum period of 30 (thirty) days from the date of acquisition or the event that resulted in the ownership of stock in an amount equal to or greater than 33.33% (thirty-three point thirty-three percent) of the total stock issued by the Company, carry out or request the registration of, as the case may be, an OPA of all stock issued by the Company, observing the provisions of the applicable CVM regulations, the B3 regulations and the terms of this Article.

Paragraph 1 - For the purposes of these Bylaws, (i) "Acquiring Stockholder" means any person, including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad, or Group of Stockholders, that acquires stock of the Company; and (ii) "Group of Stockholders" means the group of persons: (a) bound by voting agreements or agreements of any nature, whether directly or through controlled companies, controlling companies or under common control; or (b) between which there is a control relationship; or (c) under common control.

Paragraph 2 - The OPA shall be (i) addressed indistinctly to all stockholders of the Company, (ii) effected in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of Paragraph 3 of this Article, and (iv) paid in cash, in national currency, against the acquisition in the OPA of stock issued by the Company.

Paragraph 3 - The acquisition price in the OPA of each stock issued by the Company may not be less than the highest value between (i) 140% (one hundred and forty percent) of the average unit price of the stock issued by the Company during the last 120 (one hundred and twenty) trading sessions prior to the date on which the OPA becomes mandatory, on the stock exchange on which there is the largest trading volume of the stock issued by the Company; and (ii) 140% (one hundred and forty percent) of the average unit price of the stock issued by the Company during the last 30 (thirty) trading days prior to the date on which the OPA becomes mandatory, on the stock exchange on which there is the largest trading volume of the stock issued by the Company.

Paragraph 4 - The execution of the OPA mentioned in the main section of this Article will not exclude the possibility of another stockholder of the Company, or, if applicable, the Company itself, to formulate a competing OPA, under the terms of the applicable regulations.

Paragraph 5 - The Acquiring Stockholder shall be obliged to comply with any CVM requests or requirements, formulated based on the applicable legislation, related to the OPA, within the maximum periods prescribed in the applicable regulations.

Paragraph 6 - In the event that the Acquiring Stockholder does not comply with the obligations imposed by this Article, including with regard to meeting the maximum deadlines (i) for carrying out or requesting the registration of the OPA or (ii) to meet any requests or requirements of the CVM, the Company's Board of Directors shall convene an Extraordinary General Meeting, at which the Acquiring Stockholder may not vote, to resolve on the suspension of the exercise of the rights of the Acquiring Stockholder who has not complied with any obligation imposed in this Article, as provided for in Article 120 of the Brazilian Corporation Law, without prejudice to the liability of the Acquiring Stockholder for losses and damages caused to other stockholders as a result of non-compliance with the obligations imposed by this Article.

Paragraph 7 - Any Acquiring Stockholder who acquires or becomes the holder of other rights, including usufruct or trust, over the stock issued by the Company in an amount equal to or greater than 33.33% (thirty-three point thirty-three percent) of the total stock issued by the Company, will also be obliged, within a maximum period of 30 (thirty) days from the date of such acquisition or the event that resulted in the ownership of such rights over stock in an amount equal to or greater than 33.33% (thirty-three point thirty-three percent) of the total stock issued by the Company, to carry out or request the registration, as the case may be, of an OPA, under the terms described in this Article.

Paragraph 8 - The obligations contained in Article 254-A of the Brazilian Corporation Law and Article 39 of these Bylaws do not exclude the fulfillment by the Acquiring Stockholder of the obligations contained in this Article, except as provided in Article 45 and Article 46 of these Bylaws.

Paragraph 9 - The provisions of this Article do not apply in the event that a person becomes the holder of stock issued by the Company in an amount greater than 33.33% (thirty-three point thirty-three percent) of the total stock issued by the Company as a result of (i) legal succession, under the condition that the stockholder disposes of the excess of stock within 60 (sixty) days from the relevant event, (ii) the merger of another company by the Company, (iii) the merger of stock of another company by the Company, or (iv) the subscription of stock of the Company, carried out in a single primary issue, which has been approved at the Company's General Stockholders' Meeting, in accordance with the rules provided for in the applicable regulations.

Paragraph 10 - For the purposes of calculating the percentage of 33.33% (thirty-three point thirty-three percent) of the total stock issued by the Company described in the main section of this Article, involuntary increases in the interest resulting from the cancellation of treasury stock or reduction of the Company's capital stock with the cancellation of stock will not be computed.

Paragraph 11 - If the CVM regulations applicable to the OPA, as provided for in this Article, determine the adoption of a calculation criterion for the determination of the acquisition price of each stock of the Company in the OPA that results in an acquisition price higher than that determined under the terms of Paragraph 3 of this Article, that acquisition price calculated under the CVM regulations shall prevail in the execution of the OPA provided for in this Article.

Article 42. The Company's withdrawal from the Novo Mercado, whether by voluntary, compulsory act or due to corporate reorganization, must comply with the rules contained in the Novo Mercado Regulation.

Article 43. Without prejudice to the provisions of the Novo Mercado Regulation, the voluntary withdrawal from the Novo Mercado must be preceded by an OPA that observes the procedures provided for in the regulations issued by the CVM on OPA to cancel the registration of a publicly-held company and the following requirements: (i) the price offered must be fair, if possible, the request for a new valuation of the Company in the manner established in the Brazilian Corporation Law; and (ii) stockholders holding more than 1/3 of the outstanding stock must accept the OPA or expressly agree to leave the Novo Mercado without the sale of the stock.

Sole Paragraph. The voluntary withdrawal from the Novo Mercado may occur regardless of the performance of the OPA mentioned in this Article, in the event of dismissal approved at the General Meeting, subject to the rules and conditions of the Novo Mercado Regulation.

Article 44. Without prejudice to the provisions of the Novo Mercado Regulation, the compulsory exit from the Novo Mercado must be preceded by an OPA that observes the procedures provided for in the regulations issued by the CVM on public offers to acquire stock to cancel the registration of a publicly-held company and the requirements established in the main section of Article 43.

Sole Paragraph. In the event of non-achievement of the percentage of acquisition of stock that authorize the exit from the Novo Mercado, after the execution of the OPA provided for in the main section, the stock issued by the Company will still be traded for a period of 6 (six) months in the Novo Mercado, counted from the execution of the OPA auction, without prejudice to the application of any sanctions by B3.

Article 45. The formulation of a single OPA is allowed, aiming at more than one of the purposes provided for in this Chapter 0, in the Novo Mercado Regulation, in the corporate legislation or in the regulation issued by the CVM, provided that it is possible to reconcile the procedures of all OPA modalities and there is no prejudice to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable legislation.

Sole Paragraph - With the exception of those OPAs intended to exit the Novo Mercado and/or to cancel the registration of a publicly-held company, the unified OPA may only be carried out by a stockholder of the Company who holds an amount equal to or greater than 33.33% (thirty-three point thirty-three percent) of the total stock issued by the Company, subject to the provisions of the main section of Article 41 as to the minimum price to be paid per stock.

Article 46. The stockholders responsible for carrying out the OPA provided for in this Chapter 0, in the Novo Mercado Listing Regulation or in the regulation issued by CVM may ensure its effectiveness through any stockholder or third party.

Sole Paragraph - The Company or the stockholder, as the case may be, are not exempt from the obligation to carry out the OPA that is their responsibility until it is concluded in compliance with the applicable rules.

IX. ARBITRATION COURT

Article 47. The Company, its stockholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, in the Market Arbitration Chamber, in the form of its regulations, any and all disputes that may arise between them, related to o~~r~~ arising from thei~~r~~ condition as issuer, stockholder, administrator or member of the Fiscal Council, as the case may be, and, in particular, the application, validity, effectiveness, interpretation, violation and its effects, arising from the provisions contained in Law No. 6.385/1976, in the Brazilian Corporation Law, in the rules issued by the National Monetary Council, the Central Bank of Brazil or the CVM, as well as in the other rules applicable to the functioning of the capital market in general and those contained in the Novo Mercado Regulation, the other B3 regulations and the Novo Mercado participation agreement, as well as in the Arbitration Regulation of the Market Arbitration Chamber, to be conducted in accordance with this Regulation.

X. LIQUIDATION OF THE COMPANY

Article 48. The Company shall enter into liquidation in the cases determined by law, and the General Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate in this period, obeying the legal formalities.

XI. GENERAL PROVISIONS

Article 49. The Company will observe the stockholders' agreements filed at the registered office, and it is expressly forbidden for the members of the board of directors of the meeting or meetings of the Board of Directors to accept a statement of vote of any stockholder, signatory of a stockholders' agreement duly filed at the registered office or of a member of the Board of Directors elected by the signatories of such agreement, which is rendered in disagreement with what has been adjusted in said agreement, and it is also expressly forbidden for the Company to accept and transfer stock and/or encumbrance and/or assignment of preemptive rights to subscribe for stock and/or other securities that do not comply with what is provided for and regulated in a stockholders' agreement filed at the registered office.

BRF S.A.

Annex V – Comparative table of the proposed amendment to the Company's Bylaws indicating the justification for the amendments and the analysis of their legal and economic effects, in accordance with article 12, item II, of CVM Resolution No. 81, of March 29, 2022.

Current	Proposal	Justification and Analysis of Effects

Article 3. The main corporate purpose of the Company is the exercise of the following activities, in national territory or abroad:

(i)       the industrialization, commercialization, retail and wholesale, and exploitation of food in general, mainly those derived from animal protein and food products that use the cold chain as support and distribution;

(ii)       the industrialization and marketing of animal feed, nutrition and food supplements;

(iii)       the provision of food services in general;

(iv)       the industrialization, refining and marketing of vegetable oils, fats and dairy products;

(v)       the exploration, conservation, storage, silage and marketing of grains, their derivatives and by-products;

(vi)       the sale, in retail and wholesale, of consumer and production goods, including the sale of equipment and vehicles for the development of its logistics activity;

(vii)       the export and import of production and consumer goods;

(viii)       the provision of transportation, logistics and cargo and food distribution services in general;

(ix)       participation in other companies, aiming at the broadest achievement of corporate purposes;

(x)       participation in projects necessary for the operation of the Company's business;

(xi)       industrialization, own or by order, marketing, export and import of pharmaceutical products derived from animal slaughter;

(xii)       manufacture and marketing of organic chemicals derived from animal slaughter; and

(xiii)       manufacture, distribution and export of pharmaceutical inputs derived from animal slaughter.

Sole Paragraph - The Company may also carry out, by itself or through the hiring of third parties, activities to support the core activities listed in Article 3 above, such as:

(i)       auxiliary administrative, technical or operational support activities aimed at creating conditions for the best performance of its main activities;

(ii)       cargo transportation in general;

(iii)       storage and storage services of products and other services related thereto;

(iv)       activities for the promotion and replacement of its products in retail and at points of exposure and sale to the final consumer, including the necessary support to customers that allows the packaging and visualization of the products;

(v)       services of receipt and allocation of raw material to be used in production;

(vi)       repair, maintenance and maintenance services of machinery and vehicles;

(vii)       the promotion of activities, programs, technical assistance and promotion aimed at national agricultural development;

(viii)       the industrialization, exploitation and commercialization of packaging of any nature;

(ix)       the exploitation and rearing of animals in general;

(x)       the trading of commodities in general;

(xi)       research and development of production techniques and improvement of the Company's genetic matrices;

(xii)       the activities of reforestation, extraction, industrialization and commercialization of wood;

(xiii)       the sale of movable, immovable property, including machinery, equipment and vehicles, of fixed assets, to meet the activities included in the Company's corporate purpose described in this article; and

(xiv)       fueling services for its own fleet or for third party service providers, in particular freight, transport, logistics and distribution.

Article 3. The main corporate purpose of the Company is the exercise of the following activities, in national territory or abroad:

(i)       the industrialization, commercialization, retail and wholesale, and exploitation of food in general, mainly those derived from animal protein and food products that use the cold chain as support and distribution;

(ii)       the industrialization and marketing of animal feed, nutrition and food supplements;

(iii)       the provision of food services in general;

(iv)       the industrialization, refining and marketing of vegetable oils, fats and dairy products;

(v)       the exploration, conservation, storage, silage and marketing of grains, their derivatives and by-products;

(vi)       the sale, in retail and wholesale, of consumer and production goods, including the sale of equipment and vehicles for the development of its logistics activity;

(vii)       the export and import of production and consumer goods;

(viii)       the provision of transportation, logistics and cargo and food distribution services in general;

(ix)       participation in other companies, aiming at the broadest achievement of corporate purposes;

(x)       participation in projects necessary for the operation of the Company's business;

(xi)       industrialization, own or by order, marketing, export and import of pharmaceutical products derived from animal slaughter;

(xii)       manufacture and marketing of organic chemicals derived from animal slaughter; ~~and~~

(xiii)       manufacture, distribution and export of pharmaceutical inputs derived from animal slaughter~~.~~;

(xiv)       intermediation and agency of services and business in general, except real estate; and

(xv)       provision of administrative services to third parties.

Sole Paragraph - The Company may also carry out, by itself or through the hiring of third parties, activities to support the core activities listed in Article 3 above, such as:

(i)       auxiliary administrative, technical or operational support activities aimed at creating conditions for the best performance of its main activities;

(ii)       cargo transportation in general;

(iii)       storage and storage services of products and other services related thereto;

(iv)       activities for the promotion and replacement of its products in retail and at points of exposure and sale to the final consumer, including the necessary support to customers that allows the packaging and visualization of the products;

(v)       services of receipt and allocation of raw material to be used in production;

(vi)       repair, maintenance and maintenance services of machinery and vehicles;

(vii)       the promotion of activities, programs, technical assistance and promotion aimed at national agricultural development;

(viii)       the industrialization, exploitation and commercialization of packaging of any nature;

(ix)       the exploitation and rearing of animals in general;

(x)       the trading of commodities in general;

(xi)       research and development of production techniques and improvement of the Company's genetic matrices;

(xii)       the activities of reforestation, extraction, industrialization and commercialization of wood;

(xiii)       the sale of movable, immovable property, including machinery, equipment and vehicles, of fixed assets, to meet the activities included in the Company's corporate purpose described in this article; and

(xiv)       fueling services for its own fleet or for third party service providers, in particular freight, transport, logistics and distribution.

The amendments to the Bylaws aim to allow (a) the intermediation by the Company of businesses carried out by its producers integrated in the marketplace platform of third parties; and (b) expansion of the scope of action of the Shared Services Center (CSC), already maintained by the Company.

The proposed amendments will have no legal effect. The activities proposed to be included in the Company's corporate purpose constitute modalities of activities related to or integrated with those already developed by the Company. Therefore, the proposed insertions will not result in a change in the business to which the Company is dedicated or in the business risk to which its stockholders are exposed and, consequently, will not imply an effective change in BRF's corporate purpose, pursuant to article 137 c/c 136, item VI, of the Brazilian Corporation Law.

The proposed changes will produce economic effects, in view of the expectation that the performance of the activities that are intended to be included in the corporate purpose should result in an increase in the Company's revenue.

Article 33 – Paragraph 2 - At least one of the members of the Audit and Integrity Committee must have proven knowledge in the areas of corporate, audit and financial accounting, which characterizes him as a financial expert.	Article 33 – Paragraph 2 - At least one of the members of the Audit and Integrity Committee must have proven knowledge in the areas of corporate, audit and financial accounting, which characterizes him as a financial expert. The same member of the Audit and Integrity Committee may accumulate the characteristics of financial expert and independent advisor.

Modification of the Statute

Social aims to adapt it to article 22, item V, item ‘c’, of the new version of the Novo Mercado Regulation.

The proposed amendment will not produce legal or economic effects.

Article 33 – Paragraph 7 - The internal regulations of the Audit and Integrity Committee shall be approved by the Board of Directors and shall describe in detail its functions, as well as its operating procedures.	Article 33 – Paragraph 7 - The internal regulations of the Audit and Integrity Committee shall be approved by the Board of Directors and shall describe in detail its functions, as well as its operating procedures. The internal regulations of the Audit and Integrity Committee shall also define the functions and activities of the Coordinator of the body.	Modification of the Statute Social aims to adapt it to article 22, item III, of the new version of the Novo Mercado Regulation. The proposed amendment will not produce legal or economic effects.